Form 20-F
period 2024-12-31
Mingteng International Corp Inc.
filed 2025-04-30
CIK 1948099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,839,600 Ordinary Shares issued and outstanding as of December 31, 2024.

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

☐ Yes ☐ No

i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, any references to “Mingteng International,” “we,” “us,” “our Company,” “the Company,” and “our” are to Mingteng International Corporation Inc., a Cayman Islands holding company, and when describing Mingteng International’s consolidated financial information for the fiscal years ended December 31, 2024, 2023 and 2022, also includes Mingteng International’s subsidiaries. References to “PRC Subsidiaries” refer to Mingteng International’s subsidiaries established under the laws of the People’s Republic of China. Unless otherwise indicated, in this annual report, references to:

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

This report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	As of December 31，
	2024	2023	2022
Period-end RMB: US$1 exchange rate	7.1884	7.0827	6.9646
Period-average RMB: US$1 exchange rate	7.1217	7.0467	6.7261

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Mingteng International was incorporated on September 20, 2021 under the laws of the Cayman Islands. As of April 15, 2025, the authorized share capital of Mingteng International is US$50,000 divided into 5,000,000,000 Ordinary Shares, of which 6,839,600 Ordinary Shares are issued and outstanding. Mingteng International is a holding company and is currently not actively engaging in any business. We conducted all of our business through our PRC subsidiary, Wuxi Mingteng Mould, incorporated in the PRC.

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

Wuxi Mingteng Mould was established on December 15, 2015 under the laws of the PRC. Wuxi Mingteng Mould is a wholly owned subsidiary of Ningteng WFOE and is our only operating entity. Wuxi Mingteng Mould has been in its current business line for over 8 years, and it became a wholly owned subsidiary of Ningteng WFOE through an equity acquisition on September 26, 2022.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Mingteng International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Mingteng International’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Mingteng International is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Mingteng International is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Mingteng International through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from Hong Kong the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to Mingteng International only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. Mingteng International is able to transfer cash (US Dollars) to its PRC Subsidiaries through an investment (by increasing Mingteng International’s registered capital in a PRC Subsidiary). Mingteng International’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Subsidiaries’ ability to transfer cash between PRC Subsidiaries. On September 30, 2022, Mingteng International declared cash dividends of RMB 2.5 million (approximately $0.35 million) to our shareholders which were paid by Wuxi Mingteng Mould in December 2022. Mingteng International’s business is primarily conducted through its subsidiaries. Mingteng International is a holding company and its material assets consist solely of the ownership interests held in its PRC Subsidiaries. Mingteng International relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. However, the management of PRC subsidiaries has no plan to distribute dividends to foreign subsidiaries in the foreseeable future. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the PRC Subsidiaries are restricted in that respect, as well as in others respects noted below, in their ability to transfer a portion of their net assets to Mingteng International as a dividend.

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

Notwithstanding the foregoing, as of the date of this annual report, although the Company is currently not required to obtain permission or approval from the PRC government to obtain such permission and has not received any denial to continue to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to continue to offer securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. For more detailed information, see “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China.”

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

As of the date of this annual report, neither our former auditor, Wei, Wei & Co., LLP (“Wei, Wei & Co.”), nor our current auditor, HTL INTERNATIONAL, LLC (“HTL”), is subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021, as they are not on the list published by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate Wei, Wei & Co. or HTL completely because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of the Company’s securities in the United States to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations - M&A Rules and Overseas Listing.”

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

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure.” and “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	Our business is highly dependent on our reputation, and if we fail to maintain and enhance our reputation, consumer recognition of and trust in our products could be materially and adversely affected. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry -Our business is highly dependent on our reputation, and if we fail to maintain and enhance our reputation, consumer recognition of and trust in our products could be materially and adversely affected” on page 11.

●	Changes in the availability, quality and cost of key raw materials and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry -Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations” on page 11.

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry - Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results” on page 11.

●	Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry - Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products” on page 13.

●	Despite the protective measures we take, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry - We may fail to protect our intellectual property” on page 14.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry -A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition” on page 16.

Risks Relating to Our Corporate Structure

●

We will be dependent on dividends and other distributions from equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Corporate Structure - We will be dependent on dividends and other distributions from equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 16.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law. See “Risk Factors – Risks Relating to Our Corporate Structure – You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law” on page 17.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See “Risk Factors – Risks Relating to Our Corporate Structure – Certain judgments obtained against us by our shareholders may not be enforceable” on page 18.

Risks Relating to Doing Business in China

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 18.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors – Risks Relating to Doing Business in China –Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 18.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges; however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors” on page 20.

●	Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares” on page 21.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page 23.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors, or our management named in the annual report based on foreign laws. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors, or our management named in the annual report based on foreign laws” on page 27.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders” on page 27.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions” on page 29.

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future” on page 29.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 30.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 30.

●	Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 32.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence our business growth in China. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence our business growth in China” on page 34.

Risks Relating to Our Ordinary Shares

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares - We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 36.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares -As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders” on page 36.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 37.

●	You may experience dilution of your holdings due to the inability to participate in a rights offering. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares - You may experience dilution of your holdings due to the inability to participate in a rights offering” on page 36.

●	Exercise of the share options or restricted shares granted will increase the number of Ordinary Shares in circulation, which may adversely affect the market price of our Ordinary Shares. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares - Exercise of the share options or restricted shares granted will increase the number of Ordinary Shares in circulation, which may adversely affect the market price of our Ordinary Shares” on page 37.

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

Raw material costs represent 30.0%, 40.1%, and 41.5% of our total cost of revenues for the years ended December 31, 2024, 2023, and 2022, respectively. We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, Prices of bulk raw material products, such as cast iron and steel plate, continued to increase throughout the epidemic, especially in the middle of 2021, the prices of cast iron and steel plates reached the peak, and so far, there has been no downward trend. Therefore, it could result in higher costs for our principal business if prices of major raw materials continue to increase. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline, and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This, in turn, could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

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

For the year ended December 31, 2024, two major customers accounted for approximately 24.7% and14.5% of the Company’s total revenues, respectively. As of December 31, 2024, two major customer accounted for approximately 34.9% and 10.9% of the Company’s total accounts receivable balance, respectively. For the year ended December 31, 2023, three major customers accounted for approximately 19.3%, 17.9% and 17.4% of the Company’s total revenues, respectively. As of December 31, 2023, three major customers accounted for approximately 33.5%, 13.9% and 12% of the Company’s total accounts receivable balance, respectively. For the year ended December 31, 2022, three major customers accounted for approximately 24.3%, 17.0% and 9.2% of the Company’s total revenues, respectively. As of December 31, 2022, three major customers accounted for approximately 27.8%, 16.9% and 13.8% of the Company’s total accounts receivable balance, respectively. See “Note 15- Concentration of Major Customers and Suppliers.”

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

We are continually developing and seeking to develop technologies that are closely related to the car casting mold products that will be used in our products. As of the date of this annual report, our core R&D team consisted of 31 employees who have a proven track record of launching new products or product upgrades. Currently, our R&D team has been working on the development of twin scroll core assembly fixture, center housing outer shell sand core mold double-side sand injection, and gas exhaust sand core mold horizontal sand injection with some success. However, we cannot assure you that our future efforts to develop related technologies will be successful, in which case our products may lose their competitive edge.

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

We depend on the timely supply of raw materials, such as cast iron and steel sheet, to meet our production schedules. Any delays or interruptions in the supply of raw materials from our suppliers could adversely affect our ability to meet our contractual obligations to our customers. In addition, any natural or man-made disasters or other unexpected catastrophic events, including severe weather, fires, technical or mechanical failures, storms, explosions, earthquakes, strikes, terrorist activities, wars and outbreaks of epidemics, could disrupt our transportation channels, harm our suppliers’ operations and impede our ability to manufacture and deliver products to our customers on a timely basis. For example, events such as the COVID-19 outbreak in the first quarter of 2020 could place additional stress on our supply chain. See “Item 3. Key Information - 3.D. Risk Factors - We are exposed to risks associated with outbreaks of epidemics, infectious diseases and other disease outbreaks, including the COVID-19 outbreak. Our business could be materially and adversely affected by outbreaks of infectious diseases (such as SARS, H5N1 avian influenza, human swine flu or, most recently, COVID-19) or other outbreaks of epidemics or diseases.”

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

We regard patents, know-how, proprietary technologies, and similar intellectual property critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, Wuxi Mingteng Mould has registered 19 patents in the PRC. See “Business - Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

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

We are a Cayman Islands holding company and will be dependent on dividends and other distributions from equity by our PRC Subsidiaries, to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders for services of any debt we may incur. If our PRC Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC Subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or staff welfare and bonus fund.

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

As a result of all the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Ordinary Shares - Differences in Corporate Law.”

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

The transfer of funds and assets between Mingteng International and its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Mingteng International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

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

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision of overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. Moreover, On January 4, 2022, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users who seek to list in a foreign stock exchange should also be subject to cybersecurity review. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

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

As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

Shareholder claims or regulatory investigations that are common in the United States are generally difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While a detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Ordinary Shares - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of certain taxable assets, including, in particular, equity interests in a PRC resident enterprise, by a non-resident enterprise by promulgating and implementing Notice of the Ministry of Finance and the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax Treatment on Enterprise Reorganization (Circular 59) and Announcement No. 7 (2015) of the State Administration of Taxation-Announcement on Several Issues concerning the Enterprise Income Tax on Income from the Indirect Transfer of Assets by Non-Resident Enterprises (Circular 7) which became effective in February 2015. Under Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring the equity interests of a PRC “resident enterprise” indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. Circular 7 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction.

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

Our former auditor, Wei, Wei & Co., the independent registered public accounting firm that issued the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Wei, Wei & Co. is headquartered in New York and is subject to inspection by the PCAOB on a regular basis. Therefore, we believe that Wei, Wei & Co. is not subject to the PCAOB determinations as of the date of this annual report. Our current auditor, HTL, headquartered in Houston, Texas, is also an independent registered public accounting firm with the PCAOB, subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. HTL is subject to inspection by the PCAOB on a regular basis, and therefore we believe that HTL is not subject to the PCAOB determinations as of the date of this annual report.

 However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Ordinary Shares could be adversely affected, and we could be delisted if we, along with our current or former auditors, are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate Wei, Wei & Co. and HTL at such future time, Nasdaq may decide to delist our Ordinary Shares. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence our business growth in China.

International trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy and could have a material adverse effect on us and the customers, contract manufacturers, raw material vendors, and other partners. International trade disputes could result in tariffs and other protectionist measures which may materially and adversely affect the business.

There have also been concerns about the relationship between the PRC and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and the PRC with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and policies and the expected or perceived overall economic growth rate in China.

In February and March 2025, the United States administration imposed an additional 20 percent duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced to impose an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. On April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 125%. Subsequently, on April 16, 2025, the White House announced that China faced tariffs of up to 245% on imports to the United States. These additional tariffs may increase our operating costs and create disruptions in our supply chain. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods.

Uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on customer confidence. We may have also access to fewer business opportunities, and the operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or the PRC that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, the business, or our results of operations, as well as the financial condition of the clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

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

 We have elected to follow home country practice in Cayman Islands in lieu of Nasdaq Capital Market Listing Rule 5600 with the exception of those rules which are required to be followed pursuant to the provisions of Listing Rule 5615(a)(3). See “Item 16G. Corporate Governance” for more information. As a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of Nasdaq.

Exercise of the share options or restricted shares granted will increase the number of Ordinary Shares in circulation, which may adversely affect the market price of our Ordinary Shares.

On November 11, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized 620,750 Ordinary Shares (plus an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions) to be issued to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates.

As of the date of this annual report, 620,000 Ordinary Shares have been granted under the 2024 Plan. We may adopt other share incentive plans in the future that permits granting of share-based compensation awards to employees and directors, which will result in significant share-based compensation expenses to us.

Competition for highly skilled personnel is often intense and we may incur significant costs or not be successful in attracting, integrating, or retaining qualified personnel to fulfill our current or future needs. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans are sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Mingteng International was incorporated on September 20, 2021 under the laws of the Cayman Islands. As of April 15, 2025, the authorized share capital of Mingteng International is US$50,000 divided into 5,000,000,000 Ordinary Shares, of which 6,839,600 Ordinary Shares are issued and outstanding. Mingteng International is a holding company currently not engaging in any business. We conducted all of our business through our PRC subsidiary, Wuxi Mingteng Mould, incorporated in the PRC.

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

Upon the incorporation of Mingteng International on September 20, 2021, we issued 1 Ordinary Share to ICS Corporate Services (Cayman) Limited (subsequently transferred to BETTY CHEN LIMITED), 2,091,000 Ordinary Shares to YK XU HOLDING LIMITED, 2,009,000 Ordinary Shares to DJZ HOLDING LIMITED, 450,000 Ordinary Shares to HONGZE L.P., 225,000 Ordinary Shares to JACKY WANG LIMITED, and 224,999 Ordinary Shares to BETTY CHEN LIMITED, respectively, for a total consideration of US$50.

The IPO

On April 22, 2024, the Company completed its IPO of 1,050,000 Ordinary Shares at a price of $4.00 per share. The total gross proceeds received from the IPO was US$4.2 million. In connection with the closing of the IPO, the Company issued the representative of the underwriters for the IPO (the “Representative”) warrants to purchase up to 52,500 Ordinary Shares.

On May 10, 2024, the Representative exercised its over-allotment option in full to purchase 157,500 Ordinary Shares at a price of $4.00. The total gross proceeds received from the fully exercise of the over-allotment option was US$630,000. In connection with the over-allotment exercise, the Company issued the Representative warrants to purchase up to 7,875 Ordinary Shares.

On November 5, 2024, the Representative elected to cashless exercise 26,250 of their warrants held in exchange for 12,100 Ordinary Shares.

The 2024 Equity Incentive Plan

On November 11, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized 620,750 Ordinary Shares (plus an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions) to be issued to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates. On November 20, 2024, the Company issued a total of 620,000 Ordinary Shares to three employees of the Company.

As of April 15, 2025, there are 6,839,600 Ordinary Shares issued and outstanding.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Mingteng International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Mingteng International’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors -Risks Related to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Mingteng International is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including those based in the PRC, for our cash and financing requirements. If any of our PRC Subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. Mingteng International is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our subsidiaries are permitted under the respective laws of Hong Kong to provide funding to Mingteng International through dividend distribution without restrictions on the amount of the funds. There are no restrictions on dividend transfers from Hong Kong to the Cayman Islands. Current PRC regulations permit our WFOE to pay dividends to Mingteng International only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations.

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. Mingteng International is able to transfer cash (US Dollars) to its PRC Subsidiaries through an investment (by increasing Mingteng International’s registered capital in a PRC Subsidiary). Mingteng International’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Subsidiaries’ ability to transfer cash between PRC Subsidiaries. On September 30, 2022, Mingteng International declared cash dividends of RMB 2.5 million (approximately $0.35 million) to our shareholders which were paid by Wuxi Mingteng Mould in December 2022. Mingteng International’s business is primarily conducted through its subsidiaries. Mingteng International is a holding company and its material assets consist solely of the ownership interests held in its PRC Subsidiaries. Mingteng International relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. However, the management of PRC subsidiaries has no plan to distribute dividends to foreign subsidiaries in the foreseeable future. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the PRC Subsidiaries are restricted in that respect, as well as in other respects noted below, in their ability to transfer a portion of their net assets to Mingteng International as a dividend.

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

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the “Opinions,” which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision of overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies, cybersecurity, data privacy protection requirements, and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future. On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations - M&A Rules and Overseas Listing.”

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

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings, we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Holding Foreign Company Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the MOF. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, if PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. As of the date of this annual report, neither our former auditor, Wei, Wei & Co., nor our current auditor, HTL, is subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021, as they are not on the list published by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate Wei, Wei & Co. or HTL completely because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of the Company’s securities in the United States to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.  See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Our Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 32.

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

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations - M&A Rules and Overseas Listing.”

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

As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters such as cross-border investigation, data privacy, and enforcement of legal claims. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.” Notwithstanding the foregoing, as of the date of this annual report, except for the CSRC filing requirement under the Trial Measures for future offerings , we are not aware of any PRC laws or regulations in effect requiring that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

Corporate Information

Our principal executive office is located at Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, PRC. The telephone number of our principal executive offices is +86 0510-83318500. Our registered office provider in the Cayman Islands is Osiris International Cayman Limited. Our registered office in the Cayman Islands is at Suite 4-210, Governors Square, 23 Lime Tree Bay Avenue, P.O. Box 32311, Grand Cayman KY1-1209, Cayman Islands. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, NY 10168.

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

In order to improve our technical level and service quality, we are committed to developing and producing molds through technological innovation. We believe that the design and quality of our molds are extremely important to the accuracy and efficiency of our customers’ manufacturing processes. Our existing technical team consists of 31 people, all with professional knowledge in casting, machining, and automation. They analyze customers’ casting and processing technology, and propose solutions and improvement suggestions to customers to enhance the efficiency and safety of their products. In addition, we believe our research and patents in the field of automotive casting molds have earned us recognition from our customers, and we have registered 21authorized utility model and invention patents in China.

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

The revenue derived from customized mold production accounted for 67.9%, 80.7% and 82% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The revenue derived from mold repair accounted for 10.9%, 13.2% and 14.2% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The revenue derived from machining services accounted for 21.2%, 6.1% and 3.8% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Recent Developments

On April 22, 2024, the Company completed its initial public offering on the Nasdaq Capital Market. In this offering, 1,050,000 Ordinary Shares were issued at a price of $4.00 per share. The gross proceeds received from the initial public offering totaled $4.2 million. After deducting underwriting discounts and the offering expenses the Company received net proceeds of $2.72 million. The offering closed on April 22, 2024 and the Ordinary Shares began trading on April 18, 2024 on the Nasdaq Capital Market under the ticker symbol “MTEN.”

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

On November 11, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized 620,750 Ordinary Shares (plus an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions) to be issued to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates. On November 20, 2024, the Company issued a total of 620,000 Ordinary Shares to three employees of the Company.

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

As of December 31, 2024, our revenue ratio for mold products is as follows:

	Mold Products	Revenue Ratio (%)
Turbocharger system	Turbine housing	36
	Center housing	7
	Compressor housing	-
Braking and steering system		22
Aluminum alloy pressure casting molds		17
Others		18

As of December 31, 2023, our revenue ratio for mold products is as follows:

	Mold Products	Revenue Ratio (%)
Turbocharger system	Turbine housing	39
	Center housing	9
	Compressor housing	3
Braking and steering system		12
Aluminum alloy pressure casting molds		23
Others		14

As of December 31, 2022, our revenue ratio for mold products is as follows:

	Mold Products	Revenue Ratio (%)
Turbocharger system	Turbine housing	47
	Center housing	16
	Compressor housing	2
Braking and steering system		12
Aluminum alloy pressure casting molds		10
Others		13

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

For the years ended 31, 2024, 2023 and 2022, the revenue from this product accounted for 17%, 23% and 10% of our total business sales, respectively. Currently, we are conducting close exchanges and cooperating with several customers in the new energy field, such as Runxingtai (Changzhou) Technology Co., Ltd. and Suzhou Green Control Transmission Technology Co., Ltd.., and regard them as key customers for the future growth of our business.

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

The revenue generated from product design and manufacturing service was RMB 48,943,618 (approximately $6,872,483), RMB 46,787,816 (approximately $6,639,632) and RMB 44,282,779.68 (approximately $6,583,747) in the fiscal years 2024, 2023 and 2022, respectively.

Product repair service

Wuxi Mingteng Mould signs contracts with customers, provides repair services according to the contract, and charges a certain fee from customers.

The revenue generated from Wuxi Mingteng Mould’s product repair service was RMB 7,860,489 (approximately $1,103,741), RMB 7,644,884 (approximately $1,084,881) and RMB 7,651,908 (approximately $1,137,648) in the fiscal years 2024, 2023 and 2022, respectively.

Machining service

Wuxi Mingteng Mould’s product machining services mainly include processing turbine housings and center housing parts for automobile turbocharger systems. Customers provide Wuxi Mingteng Mould with unprocessed parts, which Wuxi Mingteng Mould would process and deliver as finished products to them. Wuxi Mingteng Mould started this service in 2021. For the year ended December 31, 2024, the revenue generated from Wuxi Mingteng Mould’s product machining service reached RMB 15,269,116 (approximately $2,144,033), accounting for about 21.2% of our total sales revenue for that year. For the year ended December 31, 2023, the revenue generated from Wuxi Mingteng Mould’s product machining service reached RMB 3,533,224 (approximately $501,398), accounting for about 6.1% of our total sales revenue for that year. For the year ended December 31, 2022, the revenue generated from Wuxi Mingteng Mould’s product machining service reached RMB 2,053,935 (approximately $305,369), accounting for about 3.8% of our total sales revenue for that year.

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

Research and Development

We believe that Wuxi Mingteng Mould’s R&D capabilities will drive competitiveness, and increase future growth and development. Wuxi Mingteng Mould’s R&D efforts are focused on improving production efficiency and product quality. For the years ended December 31, 2024, 2023 and 2022, Wuxi Mingteng Mould’s research and development expenses were RMB 4,515,470 (approximately $634,046), RMB 4,444,752 (approximately $630,752), and RMB 3,312,769 (approximately $492,526), respectively, representing 6.3%, 7.7% and 6.1% of revenues for the same period.

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

Wuxi Mingteng Mould has a technical team of 31 professionals for mold design that is responsible for new product development, production and technical innovation, and mold quality inspections.

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

As of the date of this annual report, Wuxi Mingteng Mould has registered 18 authorized utility model patents and 3 authorized invention patents in China . In 2022, Wuxi Mingteng Mould received a high-tech enterprise certificate jointly awarded by the Jiangsu Province Department of Science and Technology, the Department of Finance of Jiangsu Province, and the Jiangsu Provincial Tax Service, and the Wuxi Science and Technology, research and development institution certificate awarded by the Wuxi Science and Technology Bureau. In 2023, Wuxi Mingteng Mould received a Wuxi-recognized enterprise technology center certificate from the Wuxi Bureau of Industry and Information Technology and a title of Jiangsu Province high-tech industry and development zone gazelle company awarded by the Jiangsu Province Productivity Promotion Center. In addition, it also received the title of Wuxi high-tech industry and development zone gazelle company awarded by the Wuxi Productivity Promotion Center and the certificate of Specialized and New, Small and Medium-Sized Technological Enterprises in Jiangsu Province in 2023.In 2024, Wuxi Mingteng Mould received an intellectual property compliance management system certificate from Zhongshen (Shenzhen) Certification Co., Ltd.

Manufacturing

Manufacturing facilities and equipment

Wuxi Mingteng Mould’s manufacturing plant is located in Wuxi, China, with a total area of about 5,631 square meters. Wuxi Mingteng Mould has purchased 47 mold machining centers for manufacturing different molds. In addition, Wuxi Mingteng Mould is equipped with two production lines for part of our product machining business, including four machining centers and four horizontal lathes. There are used for assisting with the production and manufacturing of parts with rotating bodies, and manufacturing parts with high precision requirements.

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

Our sales channels include offline sales and customer referrals. We have dedicated sales staff for developing and maintaining its relationships with priority customers. To further expand our customer base and maintain business relationships with our existing customers, our sales staff visit our priority customers from time to time to maintain existing business ties, expand the business scope, and increase product offerings and sales. Since the start of the pandemic in 2020, we have added a telemarketing model for finding new customers and maintaining current customer ties. Wuxi Mingteng Mould’s sales manager, Mr. Zhiyang Nie, has accumulated 16 years of professional experience in the foundry industry and has worked in Taiwan-invested enterprises and major foundry factories. Therefore, Mr. Nie is familiar with the foundry industry’s technical processes, customer groups, and market developments. At the same time, we focus on training our sales staff to help them understand Wuxi Mingteng Mould’s latest developments, products, and sales skills and improve their sales efficiency.

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

In the Chinese market, Wuxi Mingteng Mould’s indirect end users include Chinese and foreign joint ventures, such as FAW-Volkswagen, Shanghai General Motors, Guangzhou Toyota, and Guangzhou Honda, as well as Chinese brands such as Geely Automobile, Chery Automobile, Great Wall Motor, and Brilliance JinBei, among others. In the international market, Wuxi Mingteng Mould’s indirect end users include many prominent international automotive companies such as GM, Ford, Mercedes-Benz, BMW, Audi, Volvo, Land Rover, and Porsche.

Wuxi Mingteng Mould’s close ties with the following priority customers show our technology, service reputation, and product quality strengths.

Number	Customer Name	% of total revenue for the year ended December 31, 2024
1	Kehua Holdings Co., Ltd.	24.7%
2	Xixia Zhongde Auto Parts Co., Ltd.	14.5%
3	Suzhou Green Control Transmission Technology Co., Ltd.	7.7%
4	Runxingtai (Changzhou) Technology Co., Ltd.	6.0%
5	Shandong Huiyu Automobile Parts Co., Ltd.	5.4%
	Total	58.3%

Number	Customer Name	% of total revenue for the year ended December 31, 2023
1	Xixia Zhongde Auto Parts Co., Ltd.	19.3%
2	Kehua Holdings Co., Ltd.	17.9%
3	Runxingtai (Changzhou) Technology Co., Ltd.	17.4%
4	CRRC Changzhou AUTO PARTS Co., Ltd.	9.6%
5	Georg Fischer Casting Solutions Kunshan Co., Ltd.	5.8%
	Total	70.0%

Number	Customer Nam	% of total revenue for the year ended December 31, 2022
1	Xixia Zhongde Auto Parts Co., Ltd.	24.3%
2	Kehua Holdings Co., Ltd.	17.0%
3	CRRC Changzhou AUTO PARTS Co., Ltd.	9.2%
4	Wuxi Best Precision Machinery Co., Ltd.	8.9%
	Total	59.4%

Turbocharger Component Manufacturers

Currently, the leading manufacturers of turbocharger components in China include:

Kehua Holdings Co., Ltd., listed on the Shanghai Stock Exchange (ticker: 603161), is a leading supplier of automotive turbocharger parts in the international market, covering about 70-80% of global automotive brands and about 90% of China’s automotive brands. The company mainly produces turbo housings and center housings. Wuxi Mingteng Mould was ranked as one of the top 10 suppliers by Kehua Holdings in 2016 according to the data in its 2017 prospectus;

Xixia Zhongde Auto Parts Co., Ltd., a national high-tech enterprise with an annual production capacity of 3 million turbocharger housings, has established long-term strategic cooperative relationships with famous Chinese and foreign enterprises, such as Changchun Fawer-IHI Turbocharger Co., Ltd., Shanghai MHI Turbocharger Co., Ltd., BorgWarner, BYD Co., Ltd., and more;

Wuxi Best Precision Machinery Co., Ltd, listed on the Shenzhen Stock Exchange (ticker:300580), mainly produces turbocharger precision bearing parts, center housings, engine blocks; Garrett Motion Inc, the leading manufacturer of turbocharger industry, has been the number one customer for Wuxi Best in recent years;

Suzhou Green ControlTransmission Technology Co., Ltd. is an innovative leading enterprise focusing on power transmission systems for new energy commercial vehicles. the company possesses five core technologies, namely, architecture design of electric drive assembly systems for new energy vehicles, control strategy technology, special gearbox development technology, high torque density and high-efficiency drive motor technology, and controller technology. It has the capability of fully independent design and production of key components such as gearboxes and motors. Currently, the company offers eight series of drive assembly products, covering three technical routes, namely, pure electric, fuel cell, and hybrid. They are widely used in areas such as buses, trucks, special-purpose vehicles, and off-road mobile machinery. Our customer base encompasses over 20 truck manufacturers, including XCMG, SANY Group, Dongfeng Motor Cooperation, and China FAW, over 20 bus manufacturers such as Xiamen King Long, Xiamen Golden Dragon, Suzhou King Long, and Zhongtong Bus, and also some engineering machinery enterprises such as Tonly Heavy Industries, Taier Heavy Industry, Weichai Power, Liugong Machinery, Jingu Machinery, and Ensign Heavy Industry. The products have been deployed in over 160,000 new energy vehicles across more than 300 cities in China and 24 countries overseas;

Shandong Huiyu Auto Parts Co., Ltd. is located in the Economic Development Zone of Huimin County, Binzhou City, Shandong Province. The factory covers a total area of about 5000 acres and enjoys a leading position in the field of automotive brake system casting blanks and machining. The company implements military-style management and is one of the main suppliers of BYD’s brake system blanks.

Wuxi Mingteng Mould continuously supplies molds for the core components of turbochargers, turbine housings, center housings, and compressor housings, to the customers mentioned above.

Wuxi Mingteng Mould is widely recognized by our core customers, and its market share continues to grow. For the years ended December 31, 2024, 2023 and 2022, the combined annual sales to the above core customers exceeded RMB 41 million (approximately $ 5,765,201), RMB 25 million (approximately $3,553,249) and RMB 30 million (approximately $4,460,253), respectively, representing a 57.0%, 43.2% and 56.3% share of total annual sales. Wuxi Mingteng Mould’s quality core customers not only provide it with stable and substantial economic benefits, but also bring it a good reputation and brand image. Wuxi Mingteng Mould, therefore, believes that it is positioned to become a front runner in the competitive turbocharger mold market in China.

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

In addition, Wuxi Mingteng Mould also provides high-pressure molds for aluminum alloy casting products for Suzhou Green Control Transmission Technology Co., Ltd.. Suzhou Green Control Transmission Technology Co., Ltd. is a manufacturer of gearbox assemblies and motor supporting assemblies for NEVs.

Other Component Manufacturers

According to the national customs import and export data for automotive goods compiled by the China Association of Automobile Manufacturers, in March 2025, 507,000 vehicles were exported, increasing by 14.9% month-on-month and 1% year-on-year, and from January to March 2025, 1.42 million vehicles were exported, representing a year-on-year growth of 7.3%. Currently, Chinese component export enterprises have been increasing their share of the overseas market with stable production capacity and cost advantages. Meanwhile, with gradual improvements in product quality and technology, the share of Chinese auto part exports is still on the rise.

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

Number	Supplier Name	% of total purchases for the year ended December 31, 2024
1	Wuxi Yingteng Mold Technology Co., Ltd	12.3%
2	Wuxi Qianshi Casting Industry Co., Ltd	11.1%
3	Wuxi Kaiteng Mold Manufacturing Factory	10.4%

Number	Supplier Name	% of total purchases for the year ended December 31, 2023
1	Wuxi Qianshi Casting Industry Co., Ltd	6.8%
2	Wuxi Changshang Metal Materials Co., LTD	6.7%

Number	Supplier Name	% of total purchases for the year ended December 31, 2022
1	Wuxi Xuelang Automobile Diesel Engine Parts Factory	8%
2	Wuxi Changshang Metal Materials Co., LTD	7%

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

The Opinions, the Trial Measures, the revised Provisions and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

C. Organizational structure.

The following is a list of all of our subsidiaries as of the date of this annual report.

Subsidiaries	Place of Incorporation	Incorporation Time
Mingteng International Hong Kong Group Limited	Hong Kong SAR	November 4, 2021
Wuxi Ningteng Intelligent Manufacturing Co., Ltd.	People’s Republic of China	September 6, 2022
Wuxi Mingteng Mould Technology Co., Ltd.	People’s Republic of China	December 15, 2015

The following diagram illustrates the corporate structure of Mingteng International and its significant subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Intellectual Property

Wuxi Mingteng Mould regards intellectual properties as critical to our success. As of the date of this annual report, Wuxi Mingteng Mould has registered 21 patents in the PRC.

No.	Patent Name	Claimant	Patent Number	Patent Type	Filing Date	Expiration Date
1	Multi-cavity small clay core molding mold	Wuxi Mingteng Mould	ZL201911360372.4	Invention patent	Dec 25, 2019	Dec 25, 2039
2	Sand core mold for forming volute sand mold	Wuxi Mingteng Mould	ZL202123450933.5	Utility model patent	Dec 31, 2021	Dec 31, 2031
3	A kind of automobile support mold	Wuxi Mingteng Mould	ZL202123439111.7	Utility model patent	Dec 31, 2021	Dec 31, 2031
4	A casting mould convenient for mold opening	Wuxi Mingteng Mould	ZL202123442634.7	Utility model patent	Dec 31, 2021	Dec 31, 2031
5	A molding sand mold with sand cleaning components	Wuxi Mingteng Mould	ZL202123449490.8	Utility model patent	Dec 31, 2021	Dec 31, 2031
6	A high-temperature resistant casting mold	Wuxi Mingteng Mould	ZL202323665348.6	Utility model patent	Dec 29, 2023	Dec 29, 2033
7	A vortex shell sand core mold	Wuxi Mingteng Mould	ZL202323666181.5	Utility model patent	Dec 29, 2023	Dec 29, 2033

8	Easy-to-release sand core molding mold	Wuxi Mingteng Mould	ZL201911407026.7	Invention patent	Dec 31, 2019	Dec 31, 2039

9	A sand core mold for vortex shell flow channels	Wuxi Mingteng Mould	ZL202323668341.X	Utility model patent	Dec 29, 2023	Dec 29, 2033
10	A casting mold for rapid cooling molding	Wuxi Mingteng Mould	ZL202420273983.5	Utility model patent	Feb 4, 2024	Feb 4, 2034
11	A casting mold for automobile turbocharger housing	Wuxi Mingteng Mould	ZL202420568521.6	Utility model patent	Mar 22, 2024	Mar 22, 2034
12	A type of snail shell casting mold	Wuxi Mingteng Mould	ZL202420634957.0	Utility model patent	Mar 29, 2024	Mar 22, 2034
13	An anti offset casting mold	Wuxi Mingteng Mould	ZL202420634976.3	Utility model patent	Mar 29, 2024	Mar 29, 2034
14	A casting mold for preventing casting defects	Wuxi Mingteng Mould	ZL202420635003.1	Utility model patent	Mar 29, 2024	Mar 29, 2034
15	A mold conveying device and conveying method	Wuxi Mingteng Mould	ZL202411653752.8	Invention Patent	Nov 19, 2024	Nov 19, 2044
16	A specialized base mold for automobiles	Wuxi Mingteng Mould	ZL202420027286.1	Utility model patent	Jan 5, 2024	Jan 5, 2034
17	A mold for automobile production	Wuxi Mingteng Mould	ZL202323414473.X	Utility model patent	Dec 14, 2023	Dec 14, 2033
18	A mold for automotive components	Wuxi Mingteng Mould	ZL202323414782.7	Utility model patent	Dec 14, 2023	Dec 14, 2033
19	An adjustable casting mold for the production and processing of automotive parts	Wuxi Mingteng Mould	ZL202420234737.9	Utility model patent	Jan 31, 2024	Jan 31, 2034
20	A mold fixing device for automobile parts casting	Wuxi Mingteng Mould	ZL202420397081.2	Utility model patent	Mar 1, 2024	Mar 1, 2034
21	A mold used for processing automotive rear shells	Wuxi Mingteng Mould	ZL202420234883.1	Utility model patent	Jan 31, 2024	Jan 31, 2034

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

Leased Property

Wuxi Mingteng Mould leased the following property in the PRC:

Location	Size (Square Meters)	Primary Use
Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China	2,992	Manufacturing
No.37 Luoyang North Road, Huishan District, Wuxi, Jiangsu Province, China	950	Manufacturing and Storage
Luoyang North Road, Luoshe supporting Area, Huishan Economic Development Zone, Wuxi, Jiangsu Province, China	1077	Manufacturing
No. 49 Pengiy Road, Guangde City, Xuancheng City, Anhui Province	612	Manufacturing

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating And Financial Review And Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information - 3.D. Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2024, 2023 and 2022 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

In order to improve our technical level and service quality, we are committed to developing and producing molds through technological innovation. We believe that the design and quality of our molds are extremely important to the accuracy and efficiency of our customers’ manufacturing processes. Our existing technical team consists of 31 people, all with professional knowledge in casting, machining, and automation. They analyze customers’ casting and processing technology, propose solutions and improvement suggestions to customers to enhance the efficiency and safety of their products. In addition, we believe our research and patents in the field of automotive casting molds have earned us recognition from our customers, and we have registered 21 authorized utility model and invention patents in China.

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

Our revenue mainly comes from customized mold production, mold repair and machining services. The revenue derived from customized mold production accounted for 67.9%, 80.7% and 82.0% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. The revenue derived from mold repair accounted for 10.9%, 13.2% and 14.2% of our total revenue for the years ended December 31, 2024 ,2023 and 2022, respectively. The revenue derived from machining services accounted for 21.2%, 6.1% and 3.8% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Raw material costs represent 30.0% ,40.1% and 41.5% of our total cost of revenues for the years ended December 31, 2024, 2023 and 2022, respectively.

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

For the fiscal year ended December 31, 2024, ten major customers accounted for approximately 79.8% of the Company’s total sales. For the fiscal year ended December 31, 2023, ten major customers accounted for approximately 84.7% of the Company’s total sales. For the fiscal year ended December 31, 2022, ten major customers accounted for approximately 84.0% of the Company’s total sales. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2024, ten major customers accounted for approximately 83.5% of the Company’s accounts receivable balance. As of December 31, 2023, ten major customers accounted for approximately 85.7% of the Company’s accounts receivable balance.

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

Key Components of Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2024, 2023 and 2022

The following table summarizes our results of operations for the years ended December 31, 2024, 2023 and 2022.

	For the Years Ended December 31,
	2024		2023		2022
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue
Revenues	$10,120,257	100.0%	$8,225,911	100.0%	$8,026,764	100.0%
Cost of revenues	(7,052,835)	(69.7)%	(4,902,078)	(59.6)%	(4,113,661)	(51.2)%
Gross profit	3,067,422	30.3%	3,323,833	40.4%	3,913,103	48.8%

Operating expenses:
Selling expenses	150,418	1.5%	153,213	1.9%	132,542	1.7%
General and administrative expenses	7,395,559	73.0%	797,140	9.7%	926,786	11.5%
Research and development expenses	634,046	6.3%	630,752	7.7%	492,526	6.1%
Total operating expenses	8,180,023	80.8%	1,581,105	19.2%	1,551,854	19.3%

Income from operations	(5,112,601)	(50.5)%	1,742,728	21.2%	2,361,249	29.4%

Other income (expense):
Government subsidies	651,267	6.4%	129,138	1.6%	92,832	1.2%
Interest income	1,226	0.0%	4,459	0.1%	2,171	0.0%
Interest expense	(36,769)	(0.4)%	(59,477)	(0.7)%	(53,991)	(0.7)%
Other-Than-Temporary Impairment	(1,121,382)	(11.0)%	-	-	-	-
Other income, net	19,183	0.2%	34,440	0.4%	58,311	0.7%
Total other income, net	(486,475)	(4.8)%	108,560	1.3%	99,323	1.2%

Income before income taxes	(5,599,076)	(55.3)%	1,851,288	22.5%	2,460,572	30.7%

Provision for income taxes	(80,006)	(0.8)%	(344,586)	(4.2)%	(327,384)	4.1%

Net income	$(5,679,082)	(56.1)%	$1,506,702	18.3%	$2,133,188	26.6%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Currently, we have three revenue streams: mold production, mold repair and machining services.

Total revenue for the year ended December 31, 2024, increased by $1,894,346, or 23.0%, to $10,120,257 from $8,225,911 for the same period in 2023. After consideration of the impact of rising exchange rates, total revenue increased by 24.3% or 14.1 million in RMB base currency.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Mold production	$6,872,483	67.9%	$6,639,632	80.7%	$232,851	3.5%
Mold repair	1,103,741	10.9%	1,084,881	13.2%	18,860	1.7%
Machining services	2,144,033	21.2%	501,398	6.1%	1,642,635	327.6%
Total	$10,120,257	100.0%	$8,225,911	100.0%	$1,894,346	23.0%

Revenues from mold production. Revenues from mold production accounted for 67.9% and 80.7% of our total revenues for the years ended December 31, 2024 and 2023, respectively. Revenue from mold production increased by $232,851, or 3.5% from $6,639,632 for the year ended December 31, 2023 to $ 6,872,483 for the same period in 2024. Despite the adverse impact of exchange rate fluctuations, mold production volume and revenues still represented a slight increase, this indicates that Wuxi Mingteng Mould maintains long-term relationships with major customers and continues to open up the mold market in the fiscal year 2025.

Revenues from mold repair. Revenues from mold repair accounted for 10.9% and 13.2% of our total revenues for the years ended December 31, 2024 and 2023, respectively. The declined in proportion mainly due to the total revenue had increased. Revenues from mold repair only increased by $18,860, or 1.7% from $1,084,881 for the year ended December 31, 2023 to $1,103,741 for the same period in 2024.

Revenues from machining services. Revenues from machining services accounted for 21.2% and 6.1% of our total revenues for the years ended December 31, 2024 and 2023, respectively. Revenues from machining services increased by $ 1,642,635 or 327.6% from $501,398 for the year ended December 31, 2023 to $ 2,144,033 for the same period in 2024. The revenue derived from machining services has experienced rapid growth in fiscal year 2023 and 2024, its mainly attributed to the company continuing investment in improving our production capacity in the second half of year 2023 and the first half of year 2024. Revenues from machining services gradually serve as a main source of revenue for the Company in the year 2024. Currently, Kehua Holding Co., Ltd. and Suzhou Green Control Transmission Technology Co., Ltd. are our major customers in machine services.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Mold production	$4,859,991	68.9%	$4,202,111	85.7%	$657,880	15.7%
Mold repair	480,086	6.8%	425,204	8.7%	54,882	12.9%
Machining services	1,712,758	24.3%	274,763	5.6%	1,437,995	523.4%
Total	$7,052,835	100.0%	$4,902,078	100.0%	$2,150,757	43.9%

The total cost of revenues increased by $2,150,757, or 43.9%, to $7,052,835 for the year ended December 31, 2024, from $4,902,078 for the same period in 2023, cost of revenues mainly comes from raw material costs, manufacturing costs and labor costs.

The revenues had not increased significantly, the reasons that costs growth has far exceed the growth of revenues as follows:

First, in order to promote the future development of machining service and expand production capacity, Wuxi Mingteng Mould hired more production labor in the fiscal year 2024, which lead to an increase in labor cost by $821,025 compared with the same period in fiscal year 2023.

Second is the increase in the manufacturing cost by $564,264 compared with the same period in fiscal year 2023. In order to pursue the future development of the aluminum alloy pressure casting mold business and machining service and expand production capacity, the total investment of production machinery and equipment in fiscal year 2024 and 2023 was $1,131,506 and $650,982, respectively, resulting in an increase in depreciation expense which allocated to production costs of $59,817. The depreciation expense has increased to $412,992 in fiscal year 2024 compared with $353,175 in fiscal year 2023. In addition, due to the expansion of production scale in the fiscal year 2024, the indirect manufacturing costs had also increased, such as the low-value consumption materials (mainly metal processing tools) had increased by $446,490, amount to $972,225 in the fiscal year 2024 from $525,735 in the fiscal year 2023, and the charges for water and electricity had increased by $106,101, amount to $260,541 in the fiscal year 2024 from $154,440 in the fiscal year 2023.

Last, due to the expansion of sales, our production orders had increased, which means the materials assumptions also increased accordingly, the assumption of materials had increased by $572,183, amount to $ 2,092,519, in the fiscal year 2024 from $1,520,336 for the same period in 2023.

Gross Profit

Total gross profit was $3,067,422 for the year ended December 31, 2024, a decrease of $256,411 from $3,323,833 for the same period in 2023. Gross profit margin declined by 10.1%, to 30.3% for the year ended December 31, 2024, from 40.4% for the same period in 2023. Compared to 2023, labor costs and manufacturing expenses in 2024 increased more significantly than the cost of raw materials, leading to a relative decline in the proportion of raw materials within the total cost structure.

Our gross profit and gross profit margin by product types were as follows:

	For the Years Ended December 31,
	2024		2023		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Mold production	$2,012,492	29.3%	$2,437,521	36.7%	$(425,029)	(17.4)%
Mold repair	623,655	56.5%	659,677	60.8%	(36,022)	(5.5)%
Machining services	431,275	20.1%	226,635	45.2%	204,640	90.3%
Total	$3,067,422	30.3%	$3,323,833	40.4%	$(256,411)	(7.7)%

Gross profit for mold production decreased by $425,029 to $2,012,492 for the year ended December 31, 2024, as compared to $2,437,521 for the same period in 2023. The manufacturing costs, labor costs, cost of outside processing service and the depreciation expense allocated to cost of sales all increased due to expanded production scale, which resulted in increase in total cost of sales. Costs increased at a greater rate than the increase in revenue for the fiscal year 2024, which led to the decrease in gross profit and gross profit margin. Mold production is the main source of revenue of the Company, and despite the slight increase in sales for the fiscal year 2024 compared with the same period in 2023, the total cost of sales increased by 15.7% which adversely affected the profit margin of mold production business. In addition, due to the intense competitive in the market, we may lose our competitive advantage if we significantly increase the prices of our products, in order to maintain the Company’s competitive advantage, while product costs had increased, we had not increased the selling price of our products, which resulted in reduced gross profit.

Gross profit for mold repair decreased by $36,022 to $623,655 for the year ended December 31, 2024, as compared to $659,677 for the same period in 2023. Wuxi Mingteng Mould is an order-based production company, and all production, repair and machining services are customized. The cost varies with the difficulty of processing in different orders. The revenue from mold repair business remained relatively stable for fiscal years 2024 and 2023, however, the manufacturing cost, labor cost and depreciation expense allocated to the mold repair business had increased. The decrease in gross profit and gross profit margin was mainly due to the cost of processing services and depreciation expense increased more than revenue.

Gross profit for machining services increased by $204,640 to $431,275 for the year ended December 31, 2024, from $226,635 for the same period in 2023. The increase in the gross profit mainly due to the improvement in the production capacity in the second half of fiscal year 2024 and increase in sales volume. New customers developed in the year 2024 led to the sales volume increase.

Operating Expenses

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Selling expenses	$150,418	1.8%	$153,213	9.7%	$(2,795)	(1.8)%
General and administrative expenses	7,395,559	90.4%	797,140	50.4%	6,598,419	827.8%
Research and development expenses	634,046	7.8%	630,752	39.9%	3,294	0.5%
Total operating expenses	$8,180,023	100.0%	$1,581,105	100.0%	$6,598,918	417.4%

Selling Expenses

Selling expenses were $150,418 for the year ended December 31, 2024, a decrease of $2,795, or 1.8%, from $153,213 for the same period in 2023. The selling expenses remain stable.

General and Administrative Expenses

Our general and administrative expenses were $7,395,559 for the year ended December 31, 2024, an increase of $6,598,419 or 827.8%, from $797,140 for the same period in 2023. The increase was mainly due to a) share based compensation $4,408,200; b) the increase of consulting fee for the year 2024 by $1,023,451 compared with the same period in 2023, the company had paid large amount of consulting and professional fees for the Initial Public Offering(“IPO”) in April 2024; and c) due to the number of employees increased, the employee welfare expenses had increased by $201,854; d) the increase in personal income tax accrued for stock-based payment of $736,473; e) after the successful listing of the Company, three independent directors were hired, resulting in an increase in salaries of $67,500.

Research and Development Expenses

Research and development expenses increased by $3,294, or 0.5%, to $634,046 for the year ended December 31, 2024, from $630,752 for the same period in 2023. Research and development expenses remain stable with a slight increase.

Other income

Government subsidies

We receive various government subsidies from time to time, such as the “The High-Tech Enterprise Cultivation Award” and “Technology Development Support Grant.” We cannot predict the likelihood or amount of any future subsidies.

For the year ended December 31, 2024, government subsidies were $651,267. For the same period in 2023, government subsidies were $129,138.

Interest income

For the year ended December 31, 2024, interest income was $1,226. For the same period in 2023, interest income was $4,459.

Interest expense

For the fiscal year ended December 31, 2024, interest expense was $36,769. For the same period in 2023, interest expense was $59,477.

Other income, net

For the fiscal year ended December 31, 2024, other income, net was $19,183. For the same period in 2023, other income, net was $34,440.

Provision for Income Taxes

Our provision for income taxes was $80,006 for the year ended December 31, 2024, a decrease of $264,580, or 76.8% from $344,586 for the same period in 2023. The decrease was mainly due to the decrease in pre-tax profits.

Under the EIT Law of the PRC, domestic enterprises are usually subject to a unified 25.0% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on a case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15.0%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15.0% beginning December 2019 and is able to enjoy the reduced income tax rate through December 2022. In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15.0% was extended to November 2025.

Net Income (Loss)

As a result of the foregoing, our net loss for the year ended December 31,2024 was $5,679,082, and for the same period in 2023, the net income was $1,506,702.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

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

Interest expense

For the fiscal year ended December 31, 2023, interest expense was $59,477. For the same period in 2022, interest expense was $53,991.

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

Liquidity and Capital Resources

As of December 31, 2024 and 2023, we had cash of $2,080,715 and $1,056,236, respectively.

Our main sources of operating funds are from net income and external borrowings, and we are confident they are sufficient to sustain our operations after the offering.

Working Capital

Total working capital as of December 31, 2024, amounted to $3,375,929 compared to $3,642,786 as of December 31, 2023. The current assets increase mainly due to a) increase in cash and cash equivalents of $1,024,479; b) increase in accounts receivable and other receivables-bank acceptance notes totally of $1,154,055; c) decrease in advance to supplier of $265,654; e) increase in inventories and contract costs of $63,183. The current liabilities amounted to $5,266,013 as of December 31, 2024 as compared to $3,019,747 as of December 31, 2023. The current liabilities increase mainly due to a) increase in short-term loan of $1,108,752; b) increase in accounts payable of $223,204; c) increase in payroll payable of $126,403; d) increase in tax payable of $649,137.

Capital Needs

Our capital needs include our daily operating needs and capital needs to finance the development of our business. With the uncertainty of the current market our management believes it is necessary to enhance the collection of outstanding accounts receivable and other receivables and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables and other receivables.

Cash Flows Analysis

For the Year Ended December 31, 2024, 2023 and 2022

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2024	2023	2022
Net cash provided by operating activities	$294,973	$1,299,989	$2,852,697
Net cash used in investing activities	(3,433,533)	(761,792)	(1,432,807)
Net cash provided by (used in) financing activities	4,151,476	(1,248,988)	165,556
Effect of foreign exchange rate on cash and cash equivalents	11,563	(26,296)	(99,156)
Net increase (decrease) in cash and cash equivalents	1,024,479	(737,087)	1,486,290
Cash and cash equivalents at the beginning of the year	1,056,236	1,793,323	307,033
Cash and cash equivalents at the end of the year	$2,080,715	$1,056,236	$1,793,323

Operating Activities

Net cash provided by operating activities amounted to $294,973 for the year ended December 31, 2024. It was primarily due to a) a net loss of $5,679,082, increased by depreciation and amortization of $523,226, share-based compensation expenses of $4,408,200, loss on disposal of property and equipment of $24,905, impairment loss on long-term investments of $1,121,382, provision for inventory impairment of $55,510, provision for contract costs impairment of $11,827, reduced by recovery of credit losses of $6,650; deferred income tax benefits of $21,916; b) increase in bank acceptance notes of $511,554; c) increase in payroll payable of $134,421 due to the increase in average wages; d) increase in account receivable $705,865; e) decrease in advances to supplier of $196,125; f) decrease in other receivables of $28,631; g) increase in inventories of $39,787; h) increase in contract costs of $109,388; i) increase in accounts payable of $75,993; j) increase in advance from customers of $120,746; k) increase in other payables of $7,696; l) increase in taxes payable of $662,925; m) increase in amounts due to related parties of $3,422; n) decrease in operating lease liabilities of $5,794.

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

Investing Activities

Net cash used in investing activities amounted to $3,433,533 for the year ended December 31, 2024. It was primarily due to purchases of property and equipment amount of $945,918, and purchases of intangible assets of $37,698 and the long-term investment amount of $2,478,000 in current period, and the proceeds on disposal of property and equipment of $28,083.

Net cash used in investing activities amounted to $761,792 for the year ended December 31, 2023. It was primarily due to purchases of property and equipment for production and operations.

Net cash used in investing activities amounted to $1,432,807 for the year ended December 31, 2022. It was primarily due to purchases of property and equipment for production and operations.

Financing Activities

Net cash provided by financing activities was $4,151,476 for the year ended December 31, 2024. During the fiscal year 2024, we received net proceeds from short-term loans of $1,404,163 and repaid short-term loans of $280,833, net proceeds from IPO amount to $3,293,096 for the year ended December 31,2024, and the deferred offering costs paid by cash amount to $264,950.

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

On February 28, 2023, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with amount of RMB 5 million (approximately $0.72 million), with an annual interest rate of 3.7%. The maturity date of the loan is February 27, 2024. Wuxi Mingteng Mould made a repayment of RMB 3 million (approximately $0.42 million) in advance on October 7, 2023, Wuxi Mingteng Mould had fully repaid the rest of the balance of RMB 2 million (approximately $0.28 million) on February 21, 2024.

On February 21, 2024, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.4 million), with an annual interest rate of 2.95%. The maturity date of the loan is February 20, 2025 and has been fully repaid on February 18, 2025.

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

Supply Chain Analysis

For the year ended December 31, 2024, there were three suppliers accounted for approximately 12.3%, 11.1% and 10.4% of the total purchases, respectively, while none for the same period in 2023 and 2022 accounted for more than 10.0%.

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

Recent Developments

On April 22, 2024, the Company completed its initial public offering on the Nasdaq Capital Market. In this offering, 1,050,000 Ordinary Shares were issued at a price of $4.00 per share. The gross proceeds received from the initial public offering totaled $4.2 million. The offering closed on April 22, 2024 and the Ordinary Shares began trading on April 18, 2024 on the Nasdaq Capital Market under the ticker symbol “MTEN.” After deducting underwriting discounts and the offering expenses the Company received net proceeds of $2.72 million.

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

5.C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - D. Property, Plant and Equipment - Intellectual Property.”

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, the allowance for inventory and contract costs provision, useful lives of property and equipment, the recoverability of long-lived assets and long-term investments, provision necessary for contingent liabilities, and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to general an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of our financial instruments including cash and cash equivalents, accounts receivable, bank acceptance notes, other receivables, short-term loans, accounts payable, other payables, and amounts due to related parties approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Our non-financial assets, such as property and equipment and intangible assets would be measured at fair value only if they were determined to be impaired. When there is impairment of equity investments accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of the equity investment without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value.

Revenue recognition

We account for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, Revenue from Contracts with Customers, we recognize revenue to represent the transfer of products or services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of ASC 606, we are required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) we satisfy our performance obligations.

Our main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobiles, valves, water pumps and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using our remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. We elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation, of which was expensed as incurred and amounted to $91,001, $61,801 and $88,687 for the years ended December 31, 2024, 2023 and 2022, respectively.

Mold production:

We sign contracts with customers and provide products according to the sales contract or sales list. The clients check the quantity and quality of products received and then issue confirmation as proof of payment. Certain clients may also test the finished products as part of the confirmation process. Revenue is recognized when we receive the confirmation of product acceptance.

We provide design and production services according to the sales contract or lists. Then we transport the finished products when clients give their order.

The design services are inseparable from project sales. A mold production contract may include two or more machine components, but all components are customized according to customer requirements. These components need to be combined under the guidance of design plans to produce qualified products to meet the needs of clients. Therefore, these services are highly interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations, and no revenue is associated with these services under ASC 606 until the point in time when the product is completed and delivered, and client confirmation is received.

We provide maintenance services and according to the contracts the clients do not have the option to purchase these services separately. The promised warranty does not provide the clients with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The maintenance services and the warranty are not considered separate performance obligations, and no revenue is associated with these services under ASC 606. Historically, we have not experienced material costs for quality assurance and, therefore, do not believe an accrual for these costs is necessary.

Mold repair:

We sign contracts with customers and provide repair services according to the contract or list and charge a certain fee. Revenue is recognized only after the repair service has passed the customer’s inspection.

Machining services:

We sign contracts with customers and provide machining services and charge a certain fee. We identify the fulfillment of its obligation when transferring the products and getting confirmation from customers to issue the VAT invoice at which time revenue is recognized.

Contract Balances

We classify its right to consideration in exchange for services or products transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. We recognize accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when we have transferred services or products to the customer before payment is received or is due, and the right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, we had no contract assets.

We capitalize incremental costs incurred to fulfill contracts that (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired and depreciation of certain equipment and overheads for the purpose of providing certain machining services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenues upon the recognition of the related revenues. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2024 and 2023, we had deferred contract costs of $96,656 and nil, respectively. Impairment for contract costs amounted to $11,827, nil and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Contract liabilities are recognized if we receive consideration prior to satisfying the performance obligations, which are customer advances. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

Cost of revenues

Cost of revenues consists of the cost of raw material, direct labor and manufacturing costs. During the production process, the production department records the material consumption quantity and production hours of each order. Raw material cost is allocated according to the consumption of the material. Direct labor and manufacturing costs are allocated according to the production hours.

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2024, 2023 and 2022. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and reassessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2023, we did not have any significant unrecognized uncertain tax positions.

There were no material uncertain tax positions as of December 31, 2024 and 2023

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

All of our revenue transactions are transacted in its functional currency. We do not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of our operations.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing exchange rate of the People’s Bank of China (PBOC):

	As of December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	7.1884	7.0827	7.1217	7.0467	6.7261

Recent accounting pronouncements

We are an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The adoption of this guidance did not have a material impact on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and cash flows.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yingkai Xu	51	Chief Executive Officer, Chairman of the Board and Director
Jingzhu Ding	50	Director
Fengting Yin	45	Chief Financial Officer
Ronghua Xu(1)(2)(3)	46	Independent Director, Chair of the Audit Committee
Wenkai Fang(1)(2)(3)	56	Independent Director, Chair of the Compensation Committee
Xiaoqiu Zhang(1)(2)(3)	45	Independent Director, Chair of the Nominating and Corporate Governance Committee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

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

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Executive Officer, Yingkai Xu, for a term of 3 years. Mr. Xu is entitled to an annual base salary of USD 30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Financial Officer, Fengting Yin, for a term of 3 years. Ms. Yin is entitled to an annual base salary of USD 30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2024, we paid an aggregate of $128,899 as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For the fiscal year ended December 31, 2023, we paid an aggregate of RMB 560,244 (approximately US$79,504), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2022, we paid an aggregate of RMB 215,855 (approximately US$32,092), which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors.

Clawback Policy adopted by the Board

On November 14, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been incorporated by reference herewith as Exhibit 97.1.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. See “Description of Ordinary Shares-Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

Corporate Governance

The business and affairs of the company are managed under the direction of our Board. Each of our directors has attended all meetings either in person, via telephone conference. Shareholders will be given specific information on how they can direct communications to the officers and directors of the Company at our annual shareholders’ meetings. All communications from shareholders are relayed to the members of the Board.

6.D. Employees

As of the date of this annual report and for the fiscal years ended December 31, 2024, 2023, and 2022 we have 160, 150, 123, and 88 employees, respectively. All of our employees are located in the PRC.

The following table  sets out the number of our employees, excluding external experts, categorized by functions as of the date of this annual report:

Function	As of the date of This Annual Report	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
Research and Development	31	19	19	19
Manufacturing	124	126	99	64
General and Administration	5	5	5	5
Total	160	150	123	88

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

The number and percentage of our Ordinary Shares beneficially owned before the offering are based on 5,000,000,000 Ordinary Shares authorized with a par value of $0.00001 per share, and 6,839,600 Ordinary Shares issued and outstanding as of April 15, 2025. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of the Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is Lvhua Village, Luoshe Town, Huishan District, Wuxi, Jiangsu Province People’s Republic of China.

Executive Officers and Directors	Amount of Beneficial Ownership of Ordinary Shares (1)	Percentage Ownership of Ordinary Shares (2)(3)
Directors and Named Executive Officers:
Yingkai Xu (4)	4,100,000	59.95%
Jingzhu Ding (5)	4,100,000	59.95%
Fengting Yin	-	-
Ronghua Xu	-	-
Xiaoqiu Zhang	-	-
Wenkai Fang	-	-
All executive officers and directors as a group (6 persons)	4,100,000	59.95%

5% or Greater Shareholders
YK Xu Holding Limited (6)	2,091,000	30.57%
DJZ Holding Limited (7)	2,009,000	29.38%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares. All shares represent only the Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 6,839,000 Ordinary Shares issued and outstanding as of April 15, 2025. Holders of Ordinary Shares are entitled to one (1) vote per share.

(4)	Yingkai Xu, our Chief Executive Officer, Chairman of the Board and Director, is the sole shareholder and director of Michell Xu Limited, an intermediate holding company for YK Xu Holding Limited, a British Virgin Islands company holding 2,091,000 shares, which represents 30.57% of our Ordinary Shares issued and outstanding as of April 15, 2025, and he has dispositive power over 2,091,000 shares. 2,009,000 shares held by Jingzhu Ding, Mr. Yingkai Xu’s spouse, are included in Mr. Xu’s beneficial ownership numbers and percentage.

(5)	Jingzhu Ding, our Director, is the sole shareholder and director of Jocelyn Ding Limited, an intermediate holding company for DJZ Holding Limited, a British Virgin Islands company holding 2,009,000 shares, which represent 29.38% of our Ordinary Shares issued and outstanding as of the date of this annual report. 2,091,000 shares held by Yingkai Xu, Ms. Jingzhu Ding’s spouse, are included in Ms. Ding’s beneficial ownership numbers and percentage.

(6)	Yingkai Xu, our Chief Executive Officer, Chairman of the Board and Director and Ms. Jingzhu Ding’s spouse, is the sole shareholder and director of Michell Xu Limited, an intermediate holding company for YK Xu Holding Limited, a British Virgin Islands company holding 2,091,000 shares, which represent 30.57% of our Ordinary Shares issued and outstanding as of April 15, 2025, and he has dispositive power over 2,091,000 shares. The registered office of YK Xu Holding Limited will be situated at ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

(7)	Jingzhu Ding, our Director and Mr. Yingkai Xu’s spouse, is the sole shareholder and director of Jocelyn Ding Limited, an intermediate holding company for DJZ Holding Limited, a British Virgin Islands company holding 2,009,000 shares, which represent 29.38% of our Ordinary Shares issued and outstanding as of April 15, 2025. The registered office of DJZ Holding Limited will be situated at ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2024, 2023 and 2022:

Name of related parties	Relationship with the Company
Yingkai Xu	Shareholder, CEO and Chairman of the Company.
Jingzhu Ding	Shareholder of the Company, wife of the CEO and Chairman.
Wuxi Kaiteng Mold Factory	Ms. Jingzhu Ding owns a 100% share.
Wuxi Diang Trading Co., Ltd	Mr. Yingkai Xu owns 40% equity interest.

Significant transactions with related parties were as follows:

	For the years ended December 31,
	2024	2023	2022
Transactions with related parties:
Wuxi Kaiteng Mold Factory	$268,408	$293,226	$281,201
Wuxi Diang Trading Co., Ltd	730,165	-	-

Total	$998,573	$293,226	$281,201

In the fiscal years 2022, 2023 and 2024, the Company purchased processing services from Wuxi Kaiteng Mold Factory. In the fiscal year 2024, the transactions with Wuxi Diang Trading Co., Ltd represented loans from Wuxi Mingteng Mould in order to temporarily support the working capital of Wuxi Diang Trading Co., Ltd. The loan was signed with a series of contracts and is non-interest bearing. The term of the loan was six months, as of December 31, 2024, Wuxi Diang Trading Co., Ltd had fully repaid the loans according to the contracts.

The following represented related party balances as of December 31, 2024, 2023 and 2022:

	As of December 31,
Amounts due to related parties	2024	2023
Jingzhu Ding	$-	$32,529
Wuxi Kaiteng Mold Factory	240,166	207,780
	$240,166	$240,309

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors-Risks Relating to Our Business and Industry - Regulatory actions, legal proceedings, and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition, and prospects.”

Dividend Policy

In addition to RMB 2.5 million (approximately $0.35 million) dividends paid in December 2022, we have not made any dividends or distributions to investors and no investors have made transfers, dividends, or distributions to Mingteng International or its subsidiaries. The management of PRC subsidiaries has no plan to distribute dividends to foreign subsidiaries in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and finance the growth and development of our business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on the receipt of funds from our PRC Subsidiaries. Dividend distributions from our PRC Subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit the payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our PRC Subsidiaries to pay dividends to us. See “Item 4.B. - Regulation - Regulations on Foreign Exchange” and “Item 4.B. - Regulation - Regulations on Dividend Distributions.”

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

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (as revised), insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which has been incorporated by reference herewith as an exhibit to this annual report (and which we refer to in this section as the “Articles””).

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

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by (a) at least a majority in number of the creditors or class of creditors, with whom the arrangement is to be made, who must, in addition, represent at least seventy-five percent in value of such creditors or class of creditors; and/or (b) shareholders or a class of shareholders representing at least seventy-five percent in value of the shareholders or class of shareholders, in each case, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Anti-Money Laundering - Cayman Islands

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

10.D. Exchange controls

The Cayman Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Mingteng International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Mingteng International’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Ordinary Shares.”

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

Provided that Mingteng International is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

Based upon our income and assets and the value of our Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2024 and 2023, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and 2023 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Ordinary Shares. (See “Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares - People’s Republic of China Taxation”). In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

For a list of our subsidiaries, see “Item 4. Information of the Company - C. Organizational Structure.”

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The IPO in April 2024

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

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately US$1.48 million, which included US$0.36 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$2.72 million from our initial public offering.

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

As of the date of this annual report, we have not used net proceeds received from our the above public offerings for internal investment, deposit for potential acquisition, and general corporate purposes. We still intend to use the remainder of the proceeds from the above public offerings as disclosed in the respective registration statements on Form F-1.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified relate to our lack of sufficient skilled staff with appropriate knowledge of U.S. GAAP for the purpose of financial reporting and our lack of formal accounting policies and procedures manual to ensure proper financial reporting to comply with U.S. GAAP and SEC requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for the purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Ordinary Shares and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods. See “Item 3. Key Information - Item 3.D. Risk Factors-Risks Relating to Our Business and Industry - If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses in financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

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

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. The Code of Business Conduct and Ethics has been incorporated by reference herewith as Exhibit 11.1 this annual report. Copy of the Code of Business Conduct and Ethics is also available on our website at https://ir.wxmtmj.cn.

Item 16C. Principal Accountant Fees and Services

HTL International, LLC was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended December 31, 2024. Audit services provided by HTL International, LLC for fiscal year ended December 31, 2024 included the examination of the consolidated financial statements of the Company

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended December 31, 2023. Audit services provided by Wei, Wei & Co., LLP for fiscal years ended December 31, 2023, December 31, 2022 and 2021 included the examination of the consolidated financial statements of the Company.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Wei, Wei & Co., LLP, our former independent registered public accounting firm and HTL International, LLC, our current independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees (1) -Wei, Wei & Co., LLP	265,000	335,000	-
Audit Fees(2)- HTL International, LLC	-	-	300,000
Total	265,000	335,000	300,000

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimus services which are approved by the audit committee prior to the completion of the audit.

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

On November 7, 2024, we obtained an exemption letter from our Cayman counsel, Mourant Ozannes (Cayman) LLP, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements. Specifically, as permitted under Cayman Islands law and our amended and restated memorandum and articles of association, we did not hold an annual general meeting of shareholders in 2024.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. See “Item 3. Key Information - Item 3.D. Risk Factors - Risks Relating to Our Ordinary Shares - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the financial year ended December 31, 2024.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, filed with the SEC on March 11, 2024)

4.1	Translation of Employment Agreement by and between Mingteng International Corporation Inc. and Yingkai Xu (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, filed with the SEC on November 22, 2023)

4.2	Translation of Employment Agreement by and between Mingteng International Corporation Inc. and Fengting Yin (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-270953), as amended, filed with the SEC on November 22, 2023)

4.3	Director Offer Letter by and between the Registrant and Ronghua Xu (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on May 26, 2023)

4.4	Director Offer Letter by and between the Registrant and Xiaoqiu Zhang (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on May 26, 2023)

4.5	Director Offer Letter by and between the Registrant and Wenkai Fang (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on May 26, 2023)

4.6	Director Offer Letter with Jingzhu Ding (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

4.7	Form of Purchase Contract by and between Wuxi Mingteng Mould Technology Co., Ltd and supplier (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on March 29, 2023)

4.8	Form of Sales Contract by and between Wuxi Mingteng Mould Technology Co., Ltd and customer (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on March 29, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on March 29, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on May 26, 2023)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 19.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Wei, Wei & Co., LLP

15.2*	Consent of HTL INTERNATIONAL, LLC

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.6 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mingteng International Corporation Inc.

By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

Date: April 30, 2025

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MINGTENG INTERNATIONAL CORPORATION INC.

For The Years Ended December 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mingteng International Corporation Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Mingteng International Corporation Inc. (the “Company”) and its subsidiaries as of December 31, 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HTL International, LLC

We have served as the Company’s auditor since 2024.

Houston, Texas

April 30, 2025

Report of Independent Registered Public Accounting Firm (PCAOB ID: 2388)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mingteng International Corporation Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Mingteng International Corporation Inc. and subsidiaries (the “Company”) as of December 31, 2023, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes and schedule (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

May 14, 2024

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
Current Assets
Cash and cash equivalents	$2,080,715	$1,056,236
Accounts receivable, net	4,171,809	3,517,632
Other receivables-bank acceptance notes, net	971,044	471,166
Advances to suppliers	122,456	388,110
Other receivables	15,690	12,344
Inventories, net	1,183,572	1,217,045
Contract costs, net	96,656	-
Total current assets	8,641,942	6,662,533

Non-current Assets
Property and equipment, net	3,857,200	3,335,187
Intangible assets	67,710	-
Operating lease right-of-use assets, net	38,133	-
Deferred offering costs	-	715,771
Long-term investments	1,356,618	-
Total non-current assets	5,319,661	4,050,958

Total Assets	$13,961,603	$10,713,491

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,391,130	$282,378
Accounts payable	1,276,419	1,053,215
Other payables and other current liabilities	1,829,642	1,041,910
Advance from customers	515,650	401,935
Amounts due to related parties	240,166	240,309
Current portion of lease liabilities	13,006	-
Total current liabilities	5,266,013	3,019,747

Non-current Liabilities
Deferred tax liabilities	221,551	246,893
Non-current portion of lease liabilities	20,408	-
Total non-current liabilities	241,959	246,893
Total liabilities	5,507,972	3,266,640

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 6,839,600 and 5,000,000 shares issued and outstanding as of December 31, 2024 and 2023)	68	50
Additional paid-in capital	7,620,339	897,308
Statutory reserves	465,572	465,572
Retained earnings	787,211	6,466,293
Accumulated other comprehensive loss	(419,559)	(382,372)
Total shareholders’ equity	8,453,631	7,446,851

Total Liabilities and Shareholders’ Equity	$13,961,603	$10,713,491

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2024	2023	2022
Revenues	$10,120,257	$8,225,911	$8,026,764
Cost of revenues	(7,052,835)	(4,902,078)	(4,113,661)
Gross profit	3,067,422	3,323,833	3,913,103

Operating expenses:
Selling expenses	150,418	153,213	132,542
General and administrative expenses	7,395,559	797,140	926,786
Research and development expenses	634,046	630,752	492,526
Total operating expenses	8,180,023	1,581,105	1,551,854

(Loss) income from operations	(5,112,601)	1,742,728	2,361,249

Other income (expenses):
Government subsidies	651,267	129,138	92,832
Interest income	1,226	4,459	2,171
Interest expense	(36,769)	(59,477)	(53,991)
Other-than-temporary impairment	(1,121,382)	-	-
Other income, net	19,183	34,440	58,311
Total other income (expenses), net	(486,475)	108,560	99,323

(Loss) income before income taxes	(5,599,076)	1,851,288	2,460,572

Provision for income taxes	(80,006)	(344,586)	(327,384)

Net (loss) income	$(5,679,082)	$1,506,702	$2,133,188

Comprehensive income (loss)
Net (loss) income	$(5,679,082)	$1,506,702	$2,133,188
Foreign currency translation loss	(37,187)	(133,740)	(479,845)
Total comprehensive (loss) income	$(5,716,269)	$1,372,962	$1,653,343

(Losses)/earnings per share
- Basic and diluted	$(0.97)	$0.30	$0.43
Weighted average number of ordinary shares outstanding
- Basic and diluted	5,884,590	5,000,000	5,000,000

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional paid-in	Statutory	Retained	Accumulated other comprehensive	Total
	Shares	Amount	capital	reserves	earnings	loss	equity
Balance as of December 31, 2021	5,000,000	$50	$751,963	$372,003	$3,272,095	$231,213	$4,627,324
Dividend	-	-	-	-	(352,123)		(352,123)
Net income	-	-	-	-	2,133,188	-	2,133,188
Appropriation to statutory reserve	-	-	-	93,569	(93,569)	-	-
Shareholders’ contribution	-	-	145,345	-	-	-	145,345
Foreign currency translation adjustment	-	-	-	-	-	(479,845)	(479,845)
Balance as of December 31, 2022	5,000,000	50	897,308	465,572	4,959,591	(248,632)	6,073,889
Net income	-	-	-	-	1,506,702	-	1,506,702
Foreign currency translation adjustment	-	-	-	-	-	(133,740)	(133,740)
Balance as of December 31, 2023	5,000,000	50	897,308	465,572	6,466,293	(382,372)	7,446,851
Net loss	-	-	-	-	(5,679,082)	-	(5,679,082)
Foreign currency translation adjustment	-	-		-	-	(37,187)	(37,187)
Shares issued in connection with initial public offering	1,207,500	12	2,314,837	-	-	-	2,314,849
Exercise of Underwriter Warrants	12,100	-	-	-	-	-	-
Issuance of ordinary shares in connection with 2024 Equity Incentive Plan	620,000	6	4,408,194	-	-	-	4,408,200
Balance at December 31,2024	6,839,600	$68	$7,620,339	$465,572	$787,211	$(419,559)	$8,453,631

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net (loss) income	$(5,679,082)	$1,506,702	$2,133,188
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation of property and equipment	515,982	404,881	272,237
Amortization of intangible assets	6,213	-	-
Amortization of right-of-use assets	1,031	97,095	158,180
Share-based compensation expenses	4,408,200	-	-
Impairment loss on long-term investments	1,121,382	-	-
Provision for impairment of inventory	55,510	5,936	-
Provision for impairment of contract costs	11,827	-	-
(Recovery) provision of credit loss	(6,650)	(5,079)	17,606
Deferred income tax	(21,916)	254,224	(4,304)
Loss on disposal of property and equipment	24,905	648	-
Changes in operating assets and liabilities:
Accounts receivable	(705,865)	(1,129,372)	(489,078)
Other receivables-bank acceptance notes	(511,554)	302,846	(294,440)
Advances to suppliers	196,125	(151,983)	(223,562)
Other receivables	28,631	(35,657)	760,209
Inventories	(39,787)	(180,335)	194,674
Contract costs	(109,388)	-	-
Accounts payable	75,993	348,641	224,538
Advances from customers	120,746	343,470	(34,598)
Other payables	7,696	-	50,474
Payroll payable	134,421	(32,932)	166,388
Taxes payable	662,925	(269,691)	354,593
Amounts due to related parties	3,422	(70,819)	(348,333)
Change in operating lease liabilities	(5,794)	(88,586)	(85,075)
Net cash provided by operating activities	294,973	1,299,989	2,852,697

Cash flows from investing activities
Purchase of property and equipment	(945,918)	(761,792)	(1,439,365)
Purchase of intangible asset	(37,698)	-	-
Proceeds from disposal of property and equipment	28,083	-	6,558
Purchase of long-term investment	(2,478,000)	-	-
Net cash used in investing activities	(3,433,533)	(761,792)	(1,432,807)

Cash flows from financing activities
Proceeds from short-term loans	1,404,163	1,419,094	1,709,764
Shareholder contribution	-	-	148,675
Dividends	-	-	(352,123)
Repayment of short-term loans	(280,833)	(2,483,415)	(966,388)
Proceeds from initial public offering, net	3,293,096	-	-
Payments of deferred offering costs	(264,950)	(172,179)	(144,000)
Principal payments under finance lease obligations	-	(12,488)	(230,372)
Net cash provided by (used in) financing activities	4,151,476	(1,248,988)	165,556

Effect of foreign exchange rate change on cash and cash equivalents	11,563	(26,296)	(99,156)
Net increase (decrease) in cash and cash equivalents	1,024,479	(737,087)	1,486,290
Cash and cash equivalents at the beginning of the year	1,056,236	1,793,323	307,033
Cash and cash equivalents at the end of the year	$2,080,715	$1,056,236	$1,793,323

Supplemental disclosures of cash flow information:
Interest paid	$36,769	$59,477	$101,459
Income taxes paid	$113,108	$205,761	$53,991
Non-cash investing activities:
Right-of-use assets acquired under operating lease	$39,526	$-	$-
Liabilities incurred for purchase of property and equipment	$208,651	$21,257	$-
Liabilities incurred for purchase of intangible assets	$36,859	$-	$-

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BUSINESS DESCRIPTION

Mingteng International Corporation Inc. (“Mingteng International” or the “Company”) is a holding company incorporated under the laws of the Cayman Islands on September 20, 2021. It is a holding company with no business operations.

On November 4, 2021, Mingteng International formed its wholly-owned subsidiary, Mingteng International Hong Kong Group Limited (“Mingteng HK”) in Hong Kong. On September 6, 2022, Mingteng HK formed its wholly-owned subsidiary, Wuxi Ningteng Intelligent Manufacturing Co., Ltd. (“Ningteng WFOE”) in the People’s Republic of China (“PRC”).

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

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 1,050,000 Ordinary Shares with a nominal or par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, Mingteng International issued additional shares of 157,500, which related to the over-allotment arrangement, with nominal or par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of $3,293,096.

Mingteng International’s current corporate structure is as follows:

Mingteng International conducts all of its operations in China through its operating subsidiary, Wuxi Mingteng Mould.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

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

Use of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for credit losses, the allowance for inventory and contract costs provision, useful lives of property and equipment, the recoverability of long-lived assets and long-term investments, provision necessary for contingent liabilities. Actual results could differ from those estimates.

Cash and cash equivalents

Cash includes cash on hand and deposits in accounts maintained with commercial banks. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. The Company maintains its bank accounts in Mainland China, Hong Kong and Cayman Islands. On May 1, 2015, China’s new Deposit Insurance Regulation became effective, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is Renminbi (RMB 500,000) (approximately United States dollars (US$)69,557) for each bank account.

Accounts receivable, net

Accounts receivable is stated at the original amount less an allowance for credit loss. Accounts receivable is recognized in the period when the Company has provided products or services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Current expected credit losses

On January 1, 2023, the Company adopted ASC 326, Financial Instruments-Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

The Company’s financial assets subject to the CECL model mainly include accounts receivable, bank acceptance notes and other receivables.

For accounts receivable and bank acceptance notes, the Company estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables, the Company reviews other receivables on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Receivables are written off after all collection efforts have been exhausted.

The cumulative effect from the adoption as of January 1, 2023 was immaterial to the consolidated financial statements. For the years ended December 31, 2024 and 2023, allowance of credit losses made by the Company were mainly generated from accounts receivable.

Bank acceptance notes

Bank acceptance notes generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorses bank acceptance notes receivable to its suppliers as the payment of material purchase. The bank acceptance notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is accounted for as a secured borrowing.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide goods or services to the Company or refund an advance. As of December 31, 2024 and 2023, there was no allowance of advances to suppliers.

Inventories, net

Inventories consist of raw materials, work in process and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. For the years ended December 31, 2024, 2023 and 2022 the Company made provision for inventory obsolescence of $55,510, $5,936 and $11,090, respectively.

Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful life of fixed assets are capitalized as additions to the related assets. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Estimated useful lives are as follows, taking into account the assets’ estimated residual value of 5%:

Category	Estimated useful lives
Electronic equipment	3-5 years
Vehicles	5 years
Machinery and equipment	5-10 years

Intangible assets

Intangible asset is software license, which are purchased from third parties and initially recorded at cost and amortized on a straight-line basis over the service term of 3 years. The amortization for intangible assets amount to $6,213 for the year ended December 31, 2024, and $nil amortization incurred for the years ended December 31, 2023 and 2022.

Estimated useful lives for intangible asset as follows:

Category	Estimated useful lives
License	3 years

Impairment of long-lived assets

The Company reviews its long-lived assets, such as property and equipment, intangible assets and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable in accordance with ASC Topic 360, Property, Plant and Equipment. When these events occur, the Company measures impairment by comparing the carrying value of the assets (or group of assets) to the estimated undiscounted future cash flows expected to result from the use of the assets (or group of assets) and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets (or group of assets), the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets (or group of assets), using the expected future discounted cash flows. The Company did not record any impairment charge for the years ended December 31, 2024, 2023 and 2022.

Long-term investment

The Company’s equity investments without readily determinable fair value is a long-term investment in an unlisted company. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative under ASC 321, Investments — Equity Securities (“ASC 321”) to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when an orderly transaction for identical or similar investments of the same issuer was identified or when there are events or changes in circumstances that may have a significant adverse effect. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3).

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in the statements of operations and comprehensive income (loss) equal to the difference between the carrying value and fair value.

Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s initial public offering (“IPO”). The deferred offering costs were offset against the IPO proceeds and reclassified to additional paid-in capital upon completion of the IPO in April 2024.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

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

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash and cash equivalents, accounts receivable, bank acceptance notes, other receivables, short-term loans, accounts payable, other payables, and amounts due to related parties approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The Company’s non-financial assets, such as property and equipment and intangible assets would be measured at fair value only if they were determined to be impaired. When there is impairment of equity investments accounted for under the measurement alternative, the non-recurring fair value measurements are measured at the date of impairment. Estimating the fair value of the equity investment without observable market prices is highly judgmental due to the subjectivity of the unobservable inputs (level 3) used in the valuation methodologies used to determine fair value.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company accounts for leases following FASB ASC 842, Leases (“Topic 842”). The Company leases properties from property owners. In evaluating whether an agreement constitutes a lease. The Company reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Company categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease.

A lease is a financial lease if any of the following conditions exists: (a) ownership is transferred to the lessee by the end of the lease term, (b) there is a bargain purchase option, (c) the lease term is at least 75% of the property’s estimated remaining economic life or (d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. As of December 31, 2024 and 2023, the Company has no finance leases. All the finance leases were terminated in the year ended December 31, 2023, with principal payments under finance lease obligations amounted to $12,488, amortization of finance lease ROU assets amounted to $8,343 and interest accretion amounted to $124. For the year ended December 31, 2022, the principal payments under finance lease obligations amounted to $230,372, amortization of finance lease ROU assets amounted to $52,365 and interest accretion amounted to $14,063.

The Company recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Company’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Company uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Company’s consolidated balance sheets. Most leases have initial terms ranging from 1 to 3 years. Besides, the Company’s lease payments are fixed. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any significant residual value guarantees or restricted covenants. The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Company, deferred rent and lease incentives. The Company evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group.

The Company reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Company will derecognize ROU assets and liabilities, with difference recognized in the income statement on the contract termination.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of lease liabilities, and non-current portion of ease liabilities, on the Company’s consolidated balance sheets.

Revenue recognition

The Company accounts for revenue recognition under FASB ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue to represent the transfer of products or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This will require the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of the product or the benefit of the services transfers to the customer. Under the guidance of ASC 606, the Company is required to (a) identify the contract with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies its performance obligations.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobiles, valves, water pumps and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using the Company’s remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. We elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation, of which was expensed as incurred and amounted to $91,001, $61,801 and $88,687 for the years ended December 31, 2024, 2023 and 2022, respectively.

Mold production:

The Company signs contracts with customers and provides products according to the sales contract or sales list. The clients check the quantity and quality of products received and then issue confirmation as proof of payment. Certain clients may also test the finished products as part of the confirmation process. Revenue is recognized when the Company receives the confirmation of product acceptance.

The Company provides design and production services according to the sales contract or lists. The Company then transports the finished products when clients give their order.

The design services are inseparable from project sales. A mold production contract may include two or more machine components, but all components are customized according to customer requirements. These components need to be combined under the guidance of design plans to produce qualified products to meet the needs of clients. Therefore, these services are highly interdependent and are never transferred to the customer on their own. Customers do not have the option to purchase these services separately principally due to the customization of each project. Accordingly, these services are not considered separate performance obligations, and no revenue is associated with these services under ASC 606 until the point in time when the product is completed and delivered, and client confirmation is received.

The Company provides maintenance services and according to the contracts the clients do not have the option to purchase these services separately. The promised warranty does not provide the clients with a service in addition to the assurance that the product complies with agreed-upon contract specifications and is considered an assurance warranty. The maintenance services and the warranty are not considered separate performance obligations, and no revenue is associated with these services under ASC 606. Historically, the Company has not experienced material costs for quality assurance and, therefore, does not believe an accrual for these costs is necessary.

Mold repair:

The Company signs contracts with customers and provides repair services according to the contract or list and charges a certain fee. Revenue is recognized only after the repair service has passed the customer’s inspection.

Machining services:

The Company signs contracts with customers and provides machining services and charges a certain fee. The Company identifies the fulfillment of its obligation when transferring the products and getting confirmation from customers to issue the VAT invoice at which time revenue is recognized.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table presents revenue by major revenue type for the years ended December 31, 2024, 2023 and 2022, respectively:

	For the Year Ended December 31,
	2024	2023	2022
Mold production	$6,872,483	$6,639,632	$6,583,747
Mold repair	1,103,741	1,084,881	1,137,648
Machining services	2,144,033	501,398	305,369
Total	$10,120,257	$8,225,911	$8,026,764

Contract Balances

The Company classifies its right to consideration in exchange for services or products transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services or products to the customer before payment is received or is due, and the right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2024 and 2023, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired and depreciation of certain equipment and overheads for the purpose of providing certain machining services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenues upon the recognition of the related revenues. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2024 and 2023, the Company had deferred contract costs of $96,656 and nil, respectively. Impairment for contract costs amounted to $11,827, nil and nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which are customer advances. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

Cost of revenues

Cost of revenues consists of the cost of raw material, direct labor and manufacturing costs. During the production process, the production department records the material consumption quantity and production hours of each order. Raw material cost is allocated according to the consumption of the material. Direct labor and manufacturing costs are allocated according to the production hours.

Selling expenses

Selling expenses primarily consist of (i) marketing promotion expenses to attract or retain consumers and increase company’s visibility, and labor costs and expenses for the salesman; (ii) personnel costs for sales and marketing; and (iii) traveling expenses for the staffs.

Research and development expenses

Research and development (“R&D”) expenses include costs directly attributable to the conduct of R&D projects, including the cost of salaries and use of raw materials. Such projects include the research and development of adjustable casting molds for automotive parts. All costs associated with research and development are expensed as incurred.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General and administrative expenses consist primarily of costs of salary and welfare for our general administrative and management staff, consulting fees, depreciation expenses, professional fees, meals and entertainment, office expenses, business travel expenses, additional expenses for public offering, and other miscellaneous expenses incurred in connection with general operations.

Government subsidies

Government subsidies refer to the monetary assets that a company obtains from the government for free. The government subsidies received by Wuxi Mingteng Mould mainly include high-tech enterprise recognition bonus. The Company believes that these government subsidies are not related to daily business activities and are treated as other income.

Government subsidies for the years ended December 31, 2024, 2023 and 2022, were $651,267, $129,138 and $92,832, respectively. On August 22, 2024, the Company received a government subsidy of RMB 4 million (approximately $0.56 million) from the People’s Government of Luoshe Town, Huishan District, Wuxi City to reward the successful listing on NASDAQ. The effect of subsidies net of taxes on earnings per share were approximately $0.09, $0.02 and $0.02 for the years ended December 31, 2024, 2023 and 2022, respectively.

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2024, 2023 and 2022. Current income taxes are provided on the basis of net income (loss) for financial reporting purposes, and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A valuation allowance is provided to reduce the amount of deferred income tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive income (loss) in the period of change.

The Company applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and reassessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Company records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is approximately 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by Mingteng International’s subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per share

Mingteng International computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the income (loss) available to ordinary shareholders of Mingteng International by the weighted average ordinary shares outstanding during the period. Diluted net earnings (loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Potential ordinary shares include warrants, unless they were anti-dilutive. The computation of diluted net earnings (loss) per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net income/(loss) per share.

Warrant

The accounting treatment of warrants issued is determined pursuant to the guidance provided by ASC 470, Debt (“ASC 470”), ASC 480, Distinguishing Liabilities from Equity (“ASC 480”), and ASC 815, Derivatives and Hedging (“ASC 815”), as applicable. Each feature of freestanding financial instruments including, without limitation, any rights relating to subsequent dilutive issuances, equity sales, rights offerings, conversions, optional redemptions and dividends are assessed with determinations made regarding the proper classification in the Company’s consolidated financial statements.

Shock-based compensation

Share based awards granted to employees are accounted for under ASC 718, “Compensation—Stock Compensation”, which requires that such equity awards granted to employees be measured based on the grant date fair value and recognized as compensation expense immediately at grant date if no vesting conditions are required.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company’s PRC subsidiaries not using U.S. dollar as their functional currency.

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

All of the Company’s revenue transactions are transacted in its functional currency. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of the operations of the Company.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing exchange rate of the People’s Bank of China (PBOC):

	As of December 31,		Years Ended December 31,
	2024	2023	2024	2023	2022
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	7.1884	7.0827	7.1217	7.0467	6.7261

Statement of cash flows

In accordance with ASC 230, Statement of Cash Flows, cash flows from the Company’s operations are formulated based upon the local currencies and then translated at average translation rates for the periods. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Reclassification

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications had no impact on net loss or financial position.

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

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 (approximately US$69,557) for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

The total bank deposit balance was $2,076,738, and the bank deposit balance of Mingteng International amounted to $171,327 as of December 31,2024. The total bank deposit balance was $1,053,664, and the bank deposit balance of Mingteng International was $nil as of December 31, 2023. Total amounts in excess of the insurance coverage were RMB 13,547,914 (approximately US$1,884,691) and RMB 6,379,148 (US$951,494) as of December 31, 2024 and, 2023, respectively.

The functional currency and the reporting currency of the Company is USD, while the functional currency of the Company’s PRC subsidiaries is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the USD against the RMB was approximately 1.49%, 1.70% and 9.24% for the fiscal year 2024, 2023 and 2022, respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Company. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Company from RMB into USD.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable, other receivables-bank acceptance notes. A portion of the Company’s sales are credit sales which are to the customers whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivables is limited due to generally short payment terms. The Company conducts credit evaluations of its customers and generally does not require collateral or other security from such customers. The Company periodically evaluates the creditworthiness of the existing customers in determining an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and the results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage our interest risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

Employee benefits

Pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Company makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are charged to costs of revenues and operating expenses as the related services are rendered by the employees. Employee social benefits included as costs of revenues and operating expenses were US$332,937, US$58,675 and US$339,043 for the years ended December 31, 2024, 2023 and 2022, respectively.

Reclassification

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications had no impact on net loss or and financial position.

Recent accounting pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The adoption of this guidance did not have a material impact on the consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topics 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the consolidated financial statement disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and cash flows.

NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023
Trade accounts receivable	$4,187,946	$3,540,696
Less: allowance for credit losses	(16,137)	(23,064)
Accounts receivable, net	$4,171,809	$3,517,632

The movement of allowance of credit losses is as follows:

	For the Years Ended December 31,
	2024	2023	2022
Balance at the beginning of the year	$(23,064)	$(28,594)	$(4,223)
Reversal (provision) during the year	6,650	5,079	(24,728)
Foreign exchange difference	277	451	357
Balance at end of the year	$(16,137)	$(23,064)	$(28,594)

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVENTORIES, NET

Inventories consisted of the following:

	As of December 31,
	2024	2023
Raw material	$54,163	$55,029
Work in process	230,646	135,341
Goods in transit	971,550	1,044,733
Inventories provision	(72,787)	(18,058)
Total inventories	$1,183,572	$1,217,045

The movement of provision for inventory was as follows:

	For the Years Ended December 31,
	2024	2023	2022
Balance at the beginning of the year	$(18,058)	$(12,359)	$(1,801)
Provision during the year	(55,510)	(5,936)	(11,090)
Foreign exchange difference	781	237	532
Balance at end of the year	$(72,787)	$(18,058)	$(12,359)

The goods in transit to customers are still included in the inventory until the customer inspected and confirmed acceptance. Once obtaining the customer’s acceptance notice, the balance of goods in transit will be recognized in cost of revenues.

NOTE 5 - LONG-TERM INVESTMENT, NET

The total carrying value of equity investments without readily determinable fair value that do not qualify for the NAV practical expedient held as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023
Initial cost basis	$2,478,000	$-
Cumulative impairment	(1,121,382)	-
Total carrying value	$1,356,618	$-

In May 2024, the Company signed equity transfer agreements with Ms. Li Yulan, an unrelated third party to the Company, who owned 90% equity interest in a private company, Planty Holding Limited (“Planty”), to acquire an aggregate of 24.78% equity interest in Planty with a total consideration of $2,478,000. The transaction was completed on August 28, 2024. After acquiring the ownership in Planty, the Company owned 24.78% equity interest in the equity of Planty, while Ms. Li Yulan and another unrelated third party owned 65.22% and 10% of the equity interests in Planty, respectively. Ms. Li Yulan is the sole executive director of Planty.

The Company’s initially assessed whether its investment in Planty qualified under ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”). The Company’s equity interest in Planty has the same rights and obligations as the other two investors and meets the definition of common stock as specified in ASC 323-10-15-13. The Company then assessed whether it can exercise significant influence over the other owners of Planty and concluded that it cannot exercise significant influence over Planty according to ASC 323-10-15-10, due to the following: 1) majority ownership of the investee is concentrated by a single shareholder, Ms. Li Yulan who operates Planty without regard to the views of other investors; and 2) the Board of Planty is also controlled by Ms. Li Yulan since she is the only executive director.

The Company finally considered that its equity investment in Planty, as a private company without readily determinable fair value and does not qualify for the NAV practical expedient in accordance with ASC 820, and elected to use the measurement alternative to measure the investment at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any in accordance with ASC 321.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LONG-TERM INVESTMENT, NET (Cont.)

As of December 31, 2024, the Company assessed and determined qualitative factors indicated that the investment in Planty may be impaired. The Company engaged an independent third-party valuation firm to assist in estimating the investment’s fair value to compare with carrying value of its investment in Planty. The fair value was primarily determined using the discounted cash flow ("DCF") method under the income approach, which involved projecting future cash flows and discounting them to present value using a discount rate calculated under CAPM model. Key assumptions included revenue growth, profitability margins, capital expenditures, and terminal value estimates.

After the analysis, the fair value of the Planty investment was determined to be below its carrying value. As a result, the Company recognized an impairment loss of $1,121,382 for the year ended December 31, 2024.

The Company will continue to monitor this investment in Planty for indicators of impairment in accordance with ASC 321 and applicable SEC regulations.

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2024	2023
Mechanical equipment	$5,182,648	$4,190,440
Electronic equipment	36,360	24,372
Vehicles	342,950	348,068
Subtotal	5,561,958	4,562,880
Less: accumulated depreciation	(1,704,758)	(1,227,693)
Property and equipment, net	$3,857,200	$3,335,187

For the years ended December 31, 2024, 2023 and 2022, depreciation expense amounted to $515,982, $376,388 and $201,232, respectively.

NOTE 7 - LEASES

Operating lease expenses, which excluded short-term lease expenses were $1,150, $81,271 and $182,595 for the years ended December 31, 2024,2023 and 2022, respectively. Short-term lease expenses were $154,814, $13,540 and $nil for the years ended December 31, 2024, 2023 and 2022, respectively.

Amounts recognized in the consolidated balance sheets are as follows:

	As of December 31,
	2024	2023
Operating lease right-of-use assets	$38,133	$-
Operating lease liabilities, current	13,006	-
Operating lease liabilities, non-current	20,408	-
Total operating lease liabilities	$33,414	$-

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - LEASES (Cont.)

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining operating lease term	2.9	-

Weighted-average operating discount rate	3.6%	-%

The following table summarizes the maturity of lease liabilities as of December 31, 2024:

12 months ending December 31,	Amount
2025	$14,059
Thereafter	21,089
Total lease payments	35,148
Less: imputed interest	(1,734)
Total lease liabilities	$33,414

NOTE 8 - SHORT-TERM LOANS

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

On February 28, 2023, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with an amount of RMB 5 million (approximately $0.72 million), with an annual interest rate of 3.7%. The maturity date of the loan is February 27, 2024. Wuxi Mingteng Mould made a repayment of RMB 3 million (approximately $0.42 million) in advance on October 7, 2023, Wuxi Mingteng Mould had fully repaid the rest of the balance of RMB 2 million (approximately $0.28 million) on February 21, 2024.

On February 21, 2024, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.4 million), with an annual interest rate of 2.95%. The maturity date of the loan is February 20, 2025, and has been fully repaid on February 18, 2025.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	As of December 31,
	2024	2023
Corporate income taxes	$362,734	$379,395
Tax payable	805,702	139,904
Payroll payable	601,032	474,629
Others	60,174	47,982
Total other payables and other current liabilities	$1,829,642	$1,041,910

NOTE 10 - RELATED PARTY TRANSACTIONS

The table below sets the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Yingkai Xu	Serving as a shareholder, CEO and Chairman of the Board of Directors of Mingteng International, as well as the husband of the board member, Jingzhu Ding.
Jingzhu Ding	Serving as a shareholder and Director of Mingteng International, wife of the CEO and Chairman.
Wuxi Kaiteng Mold Factory	Ms. Jingzhu Ding owns 100% equity interest.
Wuxi Diang Trading Co., Ltd.	Mr. Yingkai Xu owns 40% equity interest.

Significant transactions with related parties were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Transactions with related parties:
Wuxi Kaiteng Mold Factory(1)	$268,408	$293,226	$281,201
Wuxi Diang Trading Co., Ltd(2)	730,165	-	-
Subtotal	$998,573	$293,226	$281,201

(1)	The Company purchases processing services from Wuxi Kaiteng Mold Factory.

(2)

Transactions with Wuxi Diang Trading Co., Ltd represented loans from Wuxi Mingteng Mould in order to temporarily support the working capital of Wuxi Diang Trading Co., Ltd. The loan was signed with a series of contracts and is non-interest bearing. The term of the loan was six months, as of December 31, 2024, Wuxi Diang Trading Co., Ltd had fully repaid the loans according to the contracts.

The following represented related party balances as of December 31, 2024, and 2023:

	As of December 31,
	2024	2023
Amounts due to related parties
Wuxi Kaiteng Mold Factory	$240,166	$207,780
Jingzhu Ding	-	32,529
Subtotal	$240,166	$240,309

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - RELATED PARTY TRANSACTIONS (cont.)

Amounts due to Jingzhu Ding represented the loan from Jingzhu Ding to supplement the working capital of the Company. The loan was signed with a series of contracts and is non-interest bearing. The loan term is indefinite. According to the contracts, the loan will be repaid when working capital is sufficient, as of December 31, 2024, all the outstanding loans owed by the Company to Ms. Jingzhu Ding have been repaid.

Amounts due to Wuxi Kaiteng Mold Factory represent amounts provided for processing services that the Company purchased from Wuxi Kaiteng Mold Factory.

NOTE 11 - SHAREHOLDERS’ EQUITY

Mingteng International is authorized to issue 5,000,000,000 ordinary shares of $0.00001 par value.

In accordance with the relevant PRC laws and regulations, Mingteng International’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profits as reported in accordance with PRC accounting standards. Mingteng International’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. As of December 31, 2022, statutory reserves had reached 50% of their respective registered capital. The balance of total statutory reserves remained $465,572 after December 31, 2022.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 1,050,000 Ordinary Shares with a par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, additional shares of 157,500 were issued related to the over-allotment arrangement, par value of US$0.00001 per share and offering price at $4.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of approximately $3,293,096.

In connection with the initial public offering and the subsequent over-allotment offering, the Company also issued warrants to underwriters for the Ordinary shares purchase option.

From April 2024 to May 2024, in connection with the initial public offering and the subsequent over-allotment offering, Warrants were granted to underwriters to purchase up to 52,500 Ordinary shares and 7,875 Ordinary shares, respectively, at $4.80 per share, which were exercisable from October 14, 2024 to April 17, 2029. The warrants can be purchased in cash or via the cashless exercise option.

In the fiscal year of 2024, 26,250 Underwriter Warrants were exercised for the issuance of 12,100 Ordinary shares through cashless exercise, with 34,125 Underwriter Warrants left unexercised as of December 31, 2024.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - SHAREHOLDERS’ EQUITY

The summary of warrant activities for the year ended December 31, 2024 was as follows, no activities existed for the years ended December 31, 2023 and 2022.

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years
Warrants Outstanding as of December 31, 2023	-	$-	-
Warrants Exercisable as of December 31, 2023	-	-	-
Warrants Granted	60,375	4.80	-
Warrants Exercised	26,250	4.80	-
Warrants Expired	-	-	-

Warrants Outstanding as of December 31, 2024	34,125	4.80	4.95
Warrants Exercisable as of December 31, 2024	34,125	$4.80	4.95

NOTE 12 - SHARE-BASED COMPENSATION

2024 Equity Incentive Plan

On November 11 2024, the board of directors of the Company approved and adopted the 2024 Equity Incentive Plan which allows the Company to offer incentive awards to directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) (the “Participants”). Under the 2024 Equity Incentive Plan, the Company may issue incentive awards to the Participants to purchase not more than 620,750 Ordinary Shares.

On November 20, 2024, the Company issued a total of 620,000 Ordinary Shares to three employees of the Company. Since the equity incentive plan agreement does not impose any vesting conditions or restrictions related to employee termination, the total compensation cost associated with the equity awards amount to $4,408,200 had been fully recognized in the consolidated statements of operations and comprehensive income (loss)for the year ended December 31, 2024.

NOTE 13 - OTHER INCOME, NET

Other income consisted of the following:

	For the years ended December 31,
	2024	2023	2022
Waste sales	$8,786	$6,897	$50,478
Donation	(1,123)	(426)	(446)
Loss on disposal of assets	(24,905)	(648)	-
Other, net	36,425	28,617	8,279
Total other income	$19,183	$34,440	$58,311

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - TAXES

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

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and foreign investment enterprises (the “FIE”) are usually subject to a unified 25% EIT rate awhile preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate through November 2022. In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15% was extended to November 2025.

The provision for income taxes consisted of the following:

	For the years ended December 31,
	2024	2023	2022
Current
Cayman Islands	$-	$-	$-
Hong Kong	-	-	-
China	101,922	363,605	331,688
Deferred
Cayman Islands	-	-	-
Hong Kong	-	-	-
China	(21,916)	(19,019)	(4,304)
Income tax provision	$80,006	$344,586	$327,384

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - TAXES (cont.)

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the years ended December 31,
	2024	2023	2022
PRC statutory tax rate	25.0%	25.0%	25.0%
Additional deduction of research and development expenses	2.9%	(8.2)%	(5.4)%
Non-deductible expenses	(24.3)%	1.2%	0.2%
Effect of PRC preferential tax rate	1.9%	(3.2)%	(8.8)%
Adjustments in respect of current income tax of previous years	1.3%	-%	-%
Effect of different tax rates in the different tax jurisdictions	(8.2)%	3.9%	2.3%
Effective tax rate	(1.4)%	18.7%	13.3%

Deferred tax assets and liabilities

Components of net deferred tax assets and liabilities were as follows:

	As of December 31,
	2024	2023
Allowance for credit loss	$2,421	$3,460
Inventories valuation allowance	12,676	2,709
Operating lease liabilities	5,012	-
Deferred tax assets	20,109	6,169
Right-of-use asset	(5,720)	-
Depreciation	(235,940)	(253,062)
Deferred tax liabilities	(241,660)	(253,062)
Net deferred tax liabilities	$(221,551)	$(246,893)

The movement of net deferred tax liabilities and assets were as follows:

	For the Years Ended December 31,
	2024	2023	2022
Balance at beginning of the year	$(246,893)	$6,143	$2,169
Current year reduction (addition)	21,916	(254,224)	4,304
Foreign exchange difference	3,426	1,188	(330)
Balance at end of the year	$(221,551)	$(246,893)	$6,143

As of December 31, 2024 and 2023, the Company intended to permanently reinvest the remaining undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company's subsidiaries established in the PRC. As of December 31, 2024 and 2023, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were $787,211 and $6,466,293, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

For the year ended December 31, 2024, two customers accounted for approximately 24.7% and 14.5% of the Company’s total revenues, respectively. For the year ended December 31, 2023, three customers accounted for approximately 19.3%, 17.9% and 17.4% of the Company’s total revenues, respectively. For the year ended December 31, 2022, two customers accounted for approximately 24.3% and 17.0% of the Company’s total revenues. Any decrease in sales to these major customers may negatively impact on the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2024, two customers accounted for approximately 34.9% and 10.9% of the Company’s accounts receivable balance, respectively. As of December 31, 2023, three customers accounted for approximately 33.5%, 13.9% and 12.0% of the Company’s accounts receivable balance, respectively.

For the year ended December 31, 2024, three suppliers accounted for approximately 12.3%, 11.1% and 10.4% of the total purchases, respectively. For the year ended December 31, 2023 and 2022, none of the suppliers accounted for more than 10.0% of the total purchases.

As of December 31, 2024, none of the suppliers accounted for more than 10.0% of the Company’s accounts payable balance. As of December 31, 2023, one supplier accounted for approximately 11.3% of the Company’s accounts payable balance.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of December 31, 2024, the Company has no outstanding litigation.

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

Employment agreements

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Executive Officer, Yingkai Xu, for a term of 3 years. Mr. Xu is entitled to an annual base salary of $30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Financial Officer, Fengting Yin, for a term of 3 years. Ms. Yin is entitled to an annual base salary of $30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 - SEGMENT REPORTING

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products and services are sold or provided in the PRC.

NOTE 18 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements were issued and identified the following transactions for financial disclosure purposes.

On February 18, 2025, Wuxi Mingteng Mould entered into a short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.39 million), with an annual interest rate of 3.3%. The maturity date of the loan is February 17, 2026. The two parties signed a pledge contract for the loan agreement, and the pledged property was a patent owned by Wuxi Mingteng Mould.

On January 8, 2025, Wuxi Mingteng Mould entered into a new lease agreement with Wuxi Mingyu Metal Fence Co., Ltd., for production space. The lease period was from January 8, 2025, to January 7, 2026, with a monthly rental of RMB 23,333 (approximately $3,276). Wuxi Mingteng Mould had no intention to extend the term of the lease. This agreement has a lease term of 12 months and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Wuxi Mingteng Mould chose to elect short-term lease measurement and recognized the lease payments in net income on a straight-line basis over the lease term.

On January 1, 2025, Wuxi Mingteng Mould entered into a new lease agreement with Wuxi Longsheng Boiler Factory (the “Landlord”) for office and production space. The lease period was from January 1, 2025, to December 31, 2025, with a monthly rental of RMB 55,020 (approximately $7,726). This agreement has a lease term not over 12 months and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Because Wuxi Longsheng Boiler Factory may be demolished at any time, Wuxi Mingteng Mould chose to elect short-term lease measurement and recognized the lease payments in net income on a straight-line basis over the lease term.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirements and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary exceeded 25% of the consolidated net assets of the Company. Therefore, the condensed financial statements for the parent company are included herein.

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

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investments in its subsidiaries

The parent company records its investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Investments in subsidiaries” and their respective profit or loss as “Share of (loss) earnings in subsidiaries” on the condensed statements of operations and comprehensive income (loss).

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

PARENT COMPANY ONLY CONDENSED BALANCE SHEETS

	As of December 31,
	2024	2023
ASSETS
Current assets
Cash	$171,327	$-
Advance to suppliers	32,000	-
Non-current assets
Investment in subsidiaries	8,467,986	7,983,271
Long-term investments	1,356,618	-
Deferred offering costs	-	316,179
Total assets	$10,027,931	$8,299,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Due to related parties	$1,493,437	$852,599
Account payable	2,363	-
Payroll payable	22,500	-
Other payable	56,000	-
Total liabilities	$1,574,300	$852,599
SHAREHOLDERS’ EQUITY
Ordinary shares (Par value US$0.00001 per share, 5,000,000,000 shares authorized, 6,839,600 and 5,000,000 shares issued and outstanding as of December 31, 2024 and 2023)	68	50
Additional paid-in-capital	7,620,339	897,308
Statutory reserves	465,572	465,572
Retained earnings	787,211	6,466,293
Accumulated other comprehensive loss	(419,559)	(382,372)
Total shareholders’ equity	8,453,631	7,446,851
Total liabilities and shareholders’ equity	$10,027,931	$8,299,450

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the year ended December 31,
	2024	2023	2022
Share of (loss) earnings in subsidiaries	$(3,835,690)	$1,796,702	$2,360,929
Other-Than-Temporary Impairment	(1,121,382)	-	-
General and administrative expenses	(722,123)	(290,000)	(227,741)
Non-operating revenue	113	-	-
Net (loss) income	(5,679,082)	1,506,702	2,133,188
Foreign currency translation adjustment	(37,187)	(133,740)	(479,845)
Comprehensive (loss)income	$(5,716,269)	$1,372,962	$2,613,033

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

	For the year ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net cash provided by (used in) operating activities	(643,769)	172,179	496,073
Purchase of long-term investment	(2,478,000)	-	-
Net cash used in investing activities	(2,478,000)	-	-
Proceeds from initial public offering, net	3,293,096	-	-
Net cash provided by (used in) financing activities	3,293,096	(172,179)	(496,073)
Net increase (decrease) in cash and cash equivalents	171,327	-
Cash and cash equivalents at the beginning of the year	-	-	-
Cash and cash equivalents at the end of the year	$171,327	$-	$-