Form 20-F
period 2025-12-31
Mingteng International Corp Inc.
filed 2026-04-30
CIK 1948099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Mingteng International Corporation Inc.

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

+86 0510-83318500

(Address of principal executive offices)

Yingkai Xu

+86 0510-83318500

ir@wxmtmj.cn

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.002 per share	MTEN	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 20,255,054 Class A Ordinary Shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☐ No

 i

INTRODUCTION

Throughout this report, unless the context indicates otherwise, any references to “Mingteng International,” “we,” “us,” “our Company,” “the Company,” and “our” are to Mingteng International Corporation Inc., a Cayman Islands holding company, and when describing Mingteng International’s consolidated financial information for the fiscal years ended December 31, 2025, 2024 and 2023, also includes Mingteng International’s subsidiaries. References to “PRC Subsidiaries” refer to Mingteng International’s subsidiaries established under the laws of the People’s Republic of China. Unless otherwise indicated, in this annual report, references to:

●	“China” or the “PRC” refers to the People’s Republic of China.

●	“Class A Ordinary Shares” refers to the Class A ordinary shares of Mingteng International with par value $0.002 per share.

●	“Class B Ordinary Shares” refers collectively to the Class B ordinary shares of Mingteng International with par value $0.002 per share.
●	“Ordinary Shares” refers collectively to the Class A ordinary shares and Class B ordinary shares of Mingteng International with par value $0.002 per share.

●	“RMB” refers to Renminbi, the legal currency of the PRC.

●	“U.S. dollars,” “$” and “USD” refers to the legal currency of the United States.

●	“Mingteng HK” refers to Mingteng International Hong Kong Group Limited, an entity incorporated under the laws and regulations in Hong Kong and a wholly owned subsidiary of Mingteng International.

●	“Ningteng WFOE” refers to Wuxi Ningteng Intelligent Manufacturing Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of Mingteng HK.

●	“WFOE” refers to a wholly foreign-owned enterprise.

●	“Wuxi Mingteng Mould” refers to Wuxi Mingteng Mould Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a wholly owned subsidiary of Ningteng WFOE.

Unless otherwise indicated, all references to the number of ordinary shares, per share data, and related information throughout this annual report for periods prior to January 26, 2026 have not been retroactively adjusted to reflect the 1-for-200 reverse share split of our ordinary shares, which became effective on January 26, 2026.

This report contains translations of certain RMB amounts into U.S. dollar amounts at specified rates solely for the convenience of the reader. The relevant exchange rates are listed below:

	As of December 31，
	2025	2024	2023
Period-end RMB: USD1 exchange rate	7.0288	7.1884	7.0827
Period-average RMB: USD1 exchange rate	7.1429	7.1217	7.0467

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

Mingteng International was incorporated on September 20, 2021 under the laws of the Cayman Islands. As of the date of this annual report, the authorized share capital of Mingteng International is USD50,000.00 divided into 24,989,545 Class A Ordinary Shares of par value of USD0.002 each and 10,455 Class B Ordinary Shares of par value of USD 0.002 each, of which 5,028,406 Class A Ordinary Shares and 10,455 Class B Ordinary Shares are issued and outstanding. Mingteng International is a holding company and is currently not actively engaging in any business. We conducted all of our business through our PRC subsidiary, Wuxi Mingteng Mould, incorporated in the PRC.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Mingteng International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Mingteng International’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Mingteng International is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

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

The PRC has currency and capital transfer regulations that require us to comply with certain requirements for the movement of capital. Mingteng International is able to transfer cash (US Dollars) to its PRC Subsidiaries through an investment (by increasing Mingteng International’s registered capital in a PRC Subsidiary). Mingteng International’s subsidiaries within China can transfer funds to each other when necessary through the way of current lending. The transfer of funds among companies is subject to the Provisions on Private Lending Cases, which was implemented on August 20, 2020 to regulate the financing activities between natural persons, legal persons and unincorporated organizations. As advised by our PRC counsel, Jiangsu Junjin Law Firm, the Provisions on Private Lending Cases do not prohibit using cash generated from one subsidiary to fund another subsidiary’s operations. We have not been notified of any other restriction which could limit our PRC Subsidiaries’ ability to transfer cash between PRC Subsidiaries. On September 30, 2022, Mingteng International declared cash dividends of approximately $0.35 million to our shareholders which were paid by Wuxi Mingteng Mould in December 2022. Mingteng International’s business is primarily conducted through its subsidiaries. Mingteng International is a holding company and its material assets consist solely of the ownership interests held in its PRC Subsidiaries. Mingteng International relies on dividends paid by its subsidiaries for its working capital and cash needs, including the funds necessary: (i) to pay dividends or cash distributions to its shareholders, (ii) to service any debt obligations and (iii) to pay operating expenses. However, the management of PRC subsidiaries has no plan to distribute dividends to foreign subsidiaries in the foreseeable future. As a result of PRC laws and regulations (noted below) that require annual appropriations of 10% of after-tax income to be set aside in a general reserve fund prior to payment of dividends, the PRC Subsidiaries are restricted in that respect, as well as in others respects noted below, in their ability to transfer a portion of their net assets to Mingteng International as a dividend.

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

As of the date of this annual report, except for the business licenses mentioned here, Mingteng International and our PRC Subsidiaries are not required to obtain any other permissions or approvals from any Chinese authorities to operate the business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

As of the date of this annual report, neither our former auditor, Wei, Wei & Co., LLP (“Wei, Wei & Co.”), nor our current auditor, HTL INTERNATIONAL, LLC (“HTL”), is subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021, as they are not on the list published by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate Wei, Wei & Co. or HTL completely because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of the Company’s securities in the United States to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.” We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. In particular, as we are a PRC-based company incorporated in the Cayman Islands, you should pay special attention to subsections headed “Item 3. Key Information-3.D. Risk Factors-Risks Related to Our Corporate Structure.” and “Item 3. Key Information-3.D. Risk Factors-Risks Related to Doing Business in China.”

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business and Industry

●	Our business is highly dependent on our reputation, and if we fail to maintain and enhance our reputation, consumer recognition of and trust in our products could be materially and adversely affected. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry -Our business is highly dependent on our reputation, and if we fail to maintain and enhance our reputation, consumer recognition of and trust in our products could be materially and adversely affected” on page 10.

●	Changes in the availability, quality and cost of key raw materials and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry -Changes in the availability, quality and cost of key raw materials, transportation and other necessary supplies or services could have a material adverse effect on our business, financial condition and results of operations” on page 10.

●	Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry - Our business is dependent on certain major customers and changes or difficulties in our relationships with our major customers may harm our business and financial results” on page 10.

●	Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry - Any quality problems associated with our products may result in loss of customers and sales, and we may face product liability claims if the problems are related to our products” on page 12.

●	Despite the protective measures we take, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry - We may fail to protect our intellectual property” on page 13.

●	A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Business and Industry -A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition” on page 15.

Risks Relating to Our Corporate Structure

●	We will be dependent on dividends and other distributions from equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Corporate Structure - We will be dependent on dividends and other distributions from equity paid by our PRC Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 15.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law. See “Risk Factors - Risks Relating to Our Corporate Structure - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law” on page 16.

●	Certain judgments obtained against us by our shareholders may not be enforceable. See “Risk Factors - Risks Relating to Our Corporate Structure - Certain judgments obtained against us by our shareholders may not be enforceable” on page 17.

Risks Relating to Doing Business in China

●	To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets” on page 17.

●	Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See “Risk Factors - Risks Relating to Doing Business in China -Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 17.

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges; however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Class A Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Class A Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors” on page 19.

●	Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares” on page 20.

●	Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page 22.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors, or our management named in the annual report based on foreign laws. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us, the majority of our directors, or our management named in the annual report based on foreign laws” on page 26.

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ordinary shareholders” on page 26.

●	The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -The M&A Rules and certain other PRC regulations may make it more difficult for us to pursue growth through acquisitions” on page 28.

●	The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future” on page 28.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of future offerings to make loans or additional capital contributions to our PRC Subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 29.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” on page 29.

●	Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China -Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 31.

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence our business growth in China. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may influence our business growth in China” on page 33.

Risks Relating to Our Class A Ordinary Shares

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 35.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares -As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders” on page 35.

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies” on page 36.

●	You may experience dilution of your holdings due to the inability to participate in a rights offering. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - You may experience dilution of your holdings due to the inability to participate in a rights offering” on page 35.

●	Exercise of the share options or restricted shares granted will increase the number of Class A Ordinary Shares in circulation, which may adversely affect the market price of our Class A Ordinary Shares. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - Exercise of the share options or restricted shares granted will increase the number of Class A Ordinary Shares in circulation, which may adversely affect the market price of our Class A Ordinary Shares” on page 37.

Risks Relating to Our Business and Industry

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

Raw material costs represent 29.8%, 30.0%, and 40.1% of our total cost of revenues for the years ended December 31, 2025, 2024, and 2023, respectively. We are exposed to fluctuations in the prices of raw materials, transportation, and other necessary supplies or services due to factors beyond our control, such as policies, inflation, fluctuations in currency exchange rates, changes in weather, or changes in the supply and demand for such relevant raw materials, Prices of bulk raw material products, such as cast iron and steel plate, there has been no downward trend so far. Therefore, it could result in higher costs for our principal business if prices of major raw materials continue to increase. We may not be able to offset the price increases by increasing our product prices, in which case our margins would decline, and our financial condition and results of operations could be materially and adversely affected. In addition, if we significantly increase the prices of our products, we may lose our competitive advantage. This, in turn, could result in a loss of sales and customers. In either case, our business, financial condition, and results of operations could be materially and adversely affected.

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

For the year ended December 31, 2025, two major customers accounted for approximately 22.1% and 18.4% of the Company’s total revenues, respectively. As of December 31, 2025, only one major customers accounted for approximately 21.5% of the Company’s total accounts receivable balance, respectively. For the year ended December 31, 2024, two major customers accounted for approximately 24.7% and 14.5% of the Company’s total revenues, respectively. As of December 31, 2024, two major customers accounted for approximately 34.9% and 10.9% of the Company’s total accounts receivable balance, respectively. For the year ended December 31, 2023, three major customers accounted for approximately 19.3%, 17.9% and 17.4% of the Company’s total revenues, respectively. As of December 31, 2023, three major customers accounted for approximately 33.5%, 13.9% and 12.0% of the Company’s total accounts receivable balance, respectively. See “Note 15—Concentration of Major Customers and Suppliers.”

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

We regard patents, know-how, proprietary technologies, and similar intellectual property critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our employees and others to protect our proprietary rights. As of the date of this annual report, Wuxi Mingteng Mould has registered 26 patents in the PRC. See “Business - Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented, or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A Ordinary Shares and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods.

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

As a result of all the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Class A Ordinary Shares - Differences in Corporate Law.”

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

The transfer of funds and assets between Mingteng International and its Hong Kong and PRC subsidiaries is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Mingteng International is a holding company and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

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

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Class A Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors.

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

As such, the Company’s business segments may be subject to various government and regulatory interference in the provinces in which they operate. The Company could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. The Chinese government may intervene or influence our operations at any time with little advance notice, which could result in a material change in our operations and the value of our Class A Ordinary Shares. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Furthermore, it is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although the Company is currently not required to obtain permission from the PRC government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry. As a result, our Class A Ordinary Shares may decline in value dramatically or even become worthless should we become subject to new requirements to obtain permission from the PRC government to list on U.S. exchanges in the future.

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

Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.

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

Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Changes in the conversion rate between the United States dollar and the RMB will affect the amount of proceeds we will have available for our business.

Our business is conducted in the PRC, our books and records are maintained in RMB, which is the currency of the PRC, and the financial statements that we file with the SEC and provide to our shareholders are presented in United States dollars. Changes in the exchange rate between the RMB and the U.S. dollar affect the value of our assets and the results of our operations in United States dollars. The value of the RMB against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue and financial condition. Further, our Class A Ordinary Shares are offered in United States dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate between the United States dollar and the RMB will affect the amount of proceeds we will have available for our business.

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

This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. The RMB in 2018 depreciated approximately by 5% against the U.S. dollar. Starting from the beginning of 2019, the RMB has depreciated significantly against the U.S. dollar again. In early August 2019, the PBOC set the RMB’s daily reference rate at RMB 7.0039 to $1.00, the first time that the exchange rate of RMB to the U.S. dollar has exceeded 7.0 since 2008. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

There remains significant international pressure on the Chinese government to adopt a flexible currency policy to allow the RMB to appreciate against the U.S. dollar. Significant revaluation of the RMB may have a material and adverse effect on your investment. Substantially all of our revenues and costs are denominated in RMB. Any significant revaluation of RMB may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A Ordinary Shares in U.S. dollars.

To the extent that we need to convert the U.S. dollars we receive from future offerings into RMB for capital expenditures and working capital and other business purposes, any appreciation of the RMB against the U.S. dollar would adversely affect the RMB amount we would receive from the conversion. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Ordinary Shares, and if we decide to convert RMB into U.S. dollars for the purpose of making dividend payments on our Class A Ordinary Shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users who intend to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. If the CAC determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. Effective January 1, 2025, China’s Network Data Security Management Regulations introduce enhanced requirements for data security and privacy, particularly concerning personal information protection, data localization, and cross-border data transfers. These regulations impose stricter compliance obligations on data handlers, including requirements to conduct regular data security risk assessments, implement classified data protection measures, and obtain governmental approval for certain cross-border data transfers. Additionally, companies processing large volumes of “important data” or “national core data” may face heightened scrutiny and stricter regulatory oversight. Failure to comply with these regulations could result in significant financial penalties, operational disruptions, revocation of business licenses, or restrictions on cross-border operations. As a result, we may be required to adjust our data handling practices, enhance internal compliance measures, and allocate additional resources to meet evolving regulatory requirements in China.

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

Shareholder claims or regulatory investigations that are common in the United States are generally difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While a detailed interpretation of or implementation rules under Article 177 has yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However; the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that Mingteng International is a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A Ordinary Shares. In addition, non-resident enterprise shareholders (including our ordinary shareholders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ordinary shareholders) and any gain realized on the transfer of Class A Ordinary Shares by such shareholders may be subject to PRC tax at a rate of 20% (and such PRC tax may be withheld at source in the case of dividends). Any PRC income tax liability may be reduced under applicable tax treaties. However, it is unclear whether in practice non-PRC shareholders of Mingteng International would be able to obtain the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A Ordinary Shares.

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

In light of the flood of capital outflows in China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movements including overseas direct investment. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A Ordinary Shares.

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

Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

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

However, the recent developments would add uncertainties to our offering and we cannot assure you whether the SEC, the PCAOB, Nasdaq, or other regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or the sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we, along with our current or former auditors, are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time. If trading in our Class A Ordinary Shares is prohibited under the HFCAA in the future because the PCAOB determines that it cannot inspect or fully investigate Wei, Wei & Co. and HTL at such future time, Nasdaq may decide to delist our Class A Ordinary Shares. If our Class A Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Class A Ordinary Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Class A Ordinary Shares.

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

Risks Relating to Our Class A Ordinary Shares

The trading price of our Class A Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the Class A Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which the Class A Ordinary Shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A Ordinary Shares. Volatility or a lack of positive performance in our ordinary share price may also adversely affect our ability to retain key employees.

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

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A Ordinary Shares to decline.

We currently do not expect to pay dividends in the foreseeable future, and you must rely on the price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands exempted company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares.

You may experience dilution of your holdings due to the inability to participate in a rights offering.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of Class A Ordinary Shares may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

As a Company with less than $1.235 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. Therefore, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. As a result, if we elect not to comply with such reporting and other requirements, in particular the auditor attestation requirements, our investors may not have access to certain information they may deem important.

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

We are a “controlled company” as defined under the Nasdaq Listing Rule 5615(c)(1) and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Capital Market Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board of Directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to purchases and sales of our securities;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

Prior to March 18, 2026, as a foreign private issuer, we were exempt from the provisions of Section 16(a) of the Exchange Act, requiring our directors, executive officers and principal shareholders to file public reports of their beneficial ownership of, and transactions in, our equity securities, as well as from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act. However, on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted as part of the National Defense Authorization Act for Fiscal Year 2026, mandating that directors and officers of foreign private issuers file reports under Section 16(a) of the Exchange Act (Forms 3, 4 and 5) to disclose their beneficial ownership interests and changes therein, effective March 18, 2026. Accordingly, our directors and executive officers are now subject to the reporting requirements of Section 16(a). However, our officers, directors and principal shareholders remain exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and related rules with respect to their purchases and sales of our securities.

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

Exercise of the share options or restricted shares granted will increase the number of Class A Ordinary Shares in circulation, which may adversely affect the market price of our Class A Ordinary Shares.

On November 11, 2024, the board of directors of the Company approved and adopted an equity incentive plan, which authorized 620,750 Class A Ordinary Shares, plus an indeterminate number of additional shares which may be offered and issued to prevent dilution from share splits, share dividends or similar transactions. These shares are issuable to the directors, officers, managers, employees, consultants or advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its affiliates.

As of the date of this annual report, 620,000 Class A Ordinary Shares (this amount does not give effect to the 1-for-200 reverse share split that became effective on January 26, 2026) have been granted under the 2024 Plan. We may adopt other share incentive plans in the future that permits granting of share-based compensation awards to employees and directors, which will result in significant share-based compensation expenses to us.

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

Sales of our Class A Ordinary Shares under our at-the-market offering program may result in substantial dilution to our existing shareholders and may adversely affect the market price of our Class A Ordinary Shares.

On December 4, 2025, we have entered into an at-the-market, or ATM, sales agreement with AC Sunshine Securities LLC, as sales agent, pursuant to which we may offer and sell our Class A Ordinary Shares from time to time through the sales agent in the open market or otherwise at prevailing market prices. Because the shares sold in the ATM offering may be sold at various times and at prevailing market prices, the prices at which shares are sold may vary and may be lower than the price paid by existing shareholders. As of the date of this annual report, we have sold an aggregate of 222,568,877 Class A Ordinary Shares (this amount does not give effect to the 1-for-200 reverse share split that became effective on January 26, 2026) under the ATM.

Sales of a substantial number of our Class A Ordinary Shares under the ATM program, or the perception that such sales may occur, could cause the market price of our Class A Ordinary Shares to decline. In addition, the issuance of additional Class A Ordinary Shares pursuant to the ATM program will dilute the ownership interests of our existing shareholders.

The amount of capital that we may raise through the ATM program will depend on a number of factors, including market conditions and the trading price and trading volume of our Class A Ordinary Shares. We have sold and may continue to sell a significant number of shares under the ATM program, the resulting dilution and increased supply of our shares in the market could adversely affect the market price of our Class A Ordinary Shares.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Mingteng International was incorporated on September 20, 2021 under the laws of the Cayman Islands. As of this annual report, the authorized share capital of Mingteng International is USD50,000.00 divided into 24,989,545 Class A Ordinary Shares of par value of USD0.002 each and 10,455 Class B Ordinary Shares of par value of USD0.002 each, of which 5,028,406 Class A Ordinary Shares and 10,455 Class B Ordinary Shares are issued and outstanding. Mingteng International is a holding company currently not engaging in any business. We conducted all of our business through our PRC subsidiary, Wuxi Mingteng Mould, incorporated in the PRC.

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

Upon the incorporation of Mingteng International on September 20, 2021, we issued 1 ordinary share to ICS Corporate Services (Cayman) Limited (subsequently transferred to BETTY CHEN LIMITED), 2,091,000 ordinary shares to YK XU HOLDING LIMITED, 2,009,000 ordinary shares to DJZ HOLDING LIMITED, 450,000 ordinary shares to HONGZE L.P., 225,000 ordinary shares to JACKY WANG LIMITED, and 224,999 ordinary shares to BETTY CHEN LIMITED, respectively, for a total consideration of $50.

The IPO

On April 22, 2024, the Company completed its IPO of 1,050,000 ordinary shares at a price of $4.00 per share. The total gross proceeds received from the IPO was $4.2 million. In connection with the closing of the IPO, the Company issued the representative of the underwriters for the IPO (the “Representative”) warrants to purchase up to 52,500 ordinary shares.

On May 10, 2024, the Representative exercised its over-allotment option in full to purchase 157,500 ordinary shares at a price of $4.00. The total gross proceeds received from the fully exercise of the over-allotment option was $630,000. In connection with the over-allotment exercise, the Company issued the Representative warrants to purchase up to 7,875 ordinary shares.

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

2025 Private Placement

On November 12, 2025, the Company entered into securities purchase agreements with certain investors pursuant to which the Company agreed to issue and sell an aggregate of 15,000,000 Class A Ordinary Shares, par value $0.00001 per share, at a purchase price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The Company received the purchase price on November 12, 2025 and issued 15,000,000 Class A Ordinary Shares on November 14, 2025. The issuance of the Class A Ordinary Shares was conducted as a private placement and was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Regulation D and/or Regulation S promulgated thereunder.

At-the-Market Offering Program

On December 4, 2025, the Company entered into a sales agreement with AC Sunshine Securities LLC (“Sales Agreement”), pursuant to which the Company may offer and sell from time to time Class A Ordinary Shares having an aggregate offering price of up to $100,000,000 through an “at-the-market” offering program under the Company’s shelf registration statement on Form F-3(No. 333- 287843).

Under the Sales Agreement, shares may be sold from time to time through AC Sunshine Securities LLC acting as the Company’s sales agent at prevailing market prices on The Nasdaq Capital Market or otherwise in accordance with applicable law. The Company agreed to pay the sales agent a commission of up to 3.5% of the gross proceeds from any sales under the Sales Agreement.

As of the date of this annual report, the Company had sold an aggregate of 222,568,877 Class A Ordinary Shares (this amount does not give effect to the 1-for-200 reverse share split that became effective on January 26, 2026) under the ATM program for gross proceeds of approximately $20.6 million, resulting in net proceeds of approximately $18.0 million after deducting commissions and offering expenses. The Company had approximately $79.4 million of remaining capacity available for issuance under the ATM facility as of the dated of this annual report.

The Company expects to use the net proceeds from sales under the ATM program for general corporate purposes, including working capital, business development initiatives and capital expenditures.

Reverse Stock Split

On December 15, 2025, at an extraordinary general meeting, the shareholders of the Company approved a reverse split of all issued and authorized Class A Ordinary Shares and Class B Ordinary Shares at a ratio ranging from 1-for-2 to 1-for-4,000, with the final ratio to be determined by the board of directors.

On January 9, 2026, the board of directors approved a reverse stock split at a ratio of 1-for-200. The reverse stock split became effective on January 26, 2026, at which time the Company’s Class A ordinary shares began trading on the Nasdaq Capital Market on a split-adjusted basis under the symbol “MTEN.”

As a result of the reverse stock split, every 200 issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares were combined into one share of the respective class. The reverse stock split reduced the number of outstanding Class A Ordinary Shares from approximately 242,334,931 to approximately 1,228,406 (consisting of 16,731 ordinary shares to shareholders in lieu of fractional shares following the implementation of 2026 Reverse Share Split) and reduced the number of outstanding Class B Ordinary Shares from approximately 2,091,000 to approximately 10,455. No fractional shares were issued in connection with the reverse stock split.

In connection with the reverse stock split, the Company amended and restated its memorandum and articles of association to reflect the change in par value and the reduction in the number of authorized shares.

2026 Private Placement

On April 13, 2026, the Company, entered into securities purchase agreements with certain investors, including its Chief Executive Officer, Mr. Yingkai Xu, for the issuance and sale of an aggregate of 3,800,000 Class A Ordinary Shares, par value $0.002 per share, at a purchase price of $0.25 per share, for total gross proceeds of $950,000.

Of the total shares issued, Mr. Yingkai Xu purchased 1,520,000 Class A Ordinary Shares, and the remaining 2,280,000 Class A Ordinary Shares were purchased by other investors. Mr. Xu participated in the transaction on the same terms and conditions as the other investors. The transaction involving Mr. Xu was reviewed and approved by the Company’s board of directors in accordance with its related party transaction policies.

The Company received the proceeds from the share issuance on April 17, 2026 and completed the issuance of the Class A Ordinary Shares on April 21, 2026. The shares were issued in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to applicable exemptions, including Section 4(a)(2), Regulation D and/or Regulation S.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also, at its discretion, restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Mingteng International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Mingteng International’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors -Risks Related to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Mingteng International is a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

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

As of the date of this annual report, except for the business licenses mentioned here, Mingteng International and our PRC Subsidiaries are not required to obtain any other permissions or approvals from any Chinese authorities to operate the business. However, applicable laws and regulations may be tightened, and new laws or regulations may be introduced to impose additional government approval, license, and permit requirements. If we or our subsidiaries fail to obtain and maintain such approvals, licenses, or permits required for our business, inadvertently conclude that such approval is not required, or respond to changes in the regulatory environment, we or our subsidiaries could be subject to liabilities, penalties, and operational disruption, which may materially and adversely affect our business, operating results, financial condition and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. In June 2021, the Senate passed the Accelerating Holding Foreign Companies Accountable Act, which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. If our auditor cannot be inspected by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the MOF. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, if PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. As of the date of this annual report, neither our former auditor, Wei, Wei & Co., nor our current auditor, HTL, is subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021, as they are not on the list published by the PCAOB. In the event it is later determined that the PCAOB is unable to inspect or investigate Wei, Wei & Co. or HTL completely because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of the Company’s securities in the United States to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. See “Item 3. Key Information - 3.D. Risk Factors - Risks Related to Doing Business in China - Our Class A Ordinary Shares may be prohibited from being traded on a national exchange under the HFCAA if the Public Company Accounting Oversight Board (the “PCAOB”) is unable to inspect our auditor for two instead of three consecutive years beginning in 2021. The delisting of our Class A Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment” on page 31.

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

Corporate Information

Our principal executive office is located at No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000. The telephone number of our principal executive offices is +86 0510-83318500. Our registered office provider in the Cayman Islands is Mourant Governance Services (Cayman) Limited. Our registered office in the Cayman Islands is located at 94 Solaris Avenue, Camana Bay, P.O. Box 1348, Grand Cayman KY1-1108. Our registered agent in the United States is Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, NY 10168.

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

Our production plant is located in Wuxi, China. We use technologically advanced procedures and equipment to produce molds. We use a mold manufacturing processing center, which allocates different machines to manufacture according to the size of the mold and the shape of the accessories. Our mold development and production process are supported by our research and development (“R&D”) team (including experts such as foundry technologists and mold designers), using advanced Computer Aided Design (“CAD”), Computer Aided Manufacturing (“CAM”) and software technologies to analyze feasibility and validity of mold designs and specifications. Our quality and capability have obtained the 2019 Jiangsu High-tech Enterprise Certification (extended to 2028) and ISO9001:2015 certification.

In order to improve our technical level and service quality, we are committed to developing and producing molds through technological innovation. We believe that the design and quality of our molds are extremely important to the accuracy and efficiency of our customers’ manufacturing processes. Our existing technical team consists of 28 people, all with professional knowledge in casting, machining, and automation. They analyze customers’ casting and processing technology, and propose solutions and improvement suggestions to customers to enhance the efficiency and safety of their products. In addition, we believe our research and patents in the field of automotive casting molds have earned us recognition from our customers, and we have registered 26 authorized utility model and invention patents in China.

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

The revenue derived from customized mold production accounted for 64.8%, 67.9% and 80.7% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. The revenue derived from mold repair accounted for 9.5%, 10.9% and 13.2% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. The revenue derived from machining services accounted for 25.7%, 21.2% and 6.1% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Recent Developments

On July 14, 2025, Ms. Xiaoqiu Zhang resigned as an independent director and as chair of the nominating and corporate governance committee. The Board of Directors approved the acceptance of Ms. Zhang’s resignation on July 14, 2025, at which time her resignation became effective. On the same date, the Board of Directors approved the appointment of Mr. Jianwei Xu as an independent director of the Company. Mr. Xu was also appointed as chairman of the nominating and corporate governance committee and as a member of the audit committee and compensation committee, effective July 14, 2025.

On August 12, 2025, the Company held its annual general meeting of where holders of 5,929,539 ordinary shares were present in person or by proxy at the meeting, representing approximately 86.69% of the Company’s 6,839,600 outstanding ordinary shares as of the June 30, 2025 record date, constituting a quorum. At the annual general meeting, the Company’s shareholders approved several proposals recommended by the board of directors, including the adoption of a dual-class share capital structure. Under the approved structure, all issued and outstanding ordinary shares were re-designated as Class A Ordinary Shares, each carrying one vote per share, and 2,091,000 authorized but unissued shares were re-designated as Class B Ordinary Shares, each carrying twenty votes per share. Following the re-designation, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares with a par value of US$0.00001 each, consisting of 4,997,909,000 Class A Ordinary Shares and 2,091,000 Class B Ordinary Shares. Shareholders also approved the Company’s amended and restated memorandum and articles of association to reflect the dual-class share structure and the rights of the Class A and Class B Ordinary Shares. In addition, shareholders approved the repurchase and issuance of shares in connection with the re-designation, pursuant to which YK Xu Holding Limited’s existing 2,091,000 ordinary shares were re-designated and issued as 2,091,000 Class B Ordinary Shares.

On August 22, 2025, Ms. Ronghua Xu resigned as an independent director and as chairwoman of the audit committee. The Board of Directors approved the acceptance of Ms. Xu’s resignation on August 22, 2025, at which time her resignation became effective. On the same date, the Board of Directors approved the appointment of Mr. Yang Xiao as an independent director of the Company. Mr. Xiao was also appointed as chairman of the audit committee and as a member of the nominating and corporate governance committee and the compensation committee, effective August 22, 2025.

On September 15, 2025, Mr. Wenkai Fang resigned as an independent director and as chairman of the compensation committee. The Board of Directors approved the acceptance of Mr. Fang’s resignation on September 15, 2025, at which time his resignation became effective. On the same date, the Board of Directors approved the appointment of Mr. Faming Lu as an independent director of the Company. Mr. Lu was also appointed as chairman of the compensation committee and as a member of the audit committee and the nominating and corporate governance committee, effective September 15, 2025.

On November 12, 2025, the Company entered into securities purchase agreements with certain investors relating to the issuance and sale of 75,000 Class A Ordinary Shares, par value $0.002 per share, at a purchase price of $200.00 per share, for aggregate gross proceeds of $15,000,000. The Company received the purchase price on November 12, 2025 and issued the 75,000 Class A Ordinary Shares on November 14, 2025. The shares were issued in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

On December 4, 2025, the Company entered into a Sales Agreement with AC Sunshine Securities LLC pursuant to which the Company may offer and sell from time to time Class A Ordinary Shares having an aggregate offering price of up to $100,000,000 through an “at-the-market” offering program under the Company’s shelf registration statement on Form F-3No. 333- 287843) stated above. Under the Sales Agreement, shares may be sold from time to time through AC Sunshine Securities LLC acting as the Company’s sales agent at prevailing market prices on The Nasdaq Capital Market or otherwise in accordance with applicable law. The Company agreed to pay the sales agent a commission of up to 3.5% of the gross proceeds from any sales under the Sales Agreement. As of the date of this annual report, the Company had sold an aggregate of 222,568,877 Class A Ordinary Shares (this amount does not give effect to the 1-for-200 reverse share split that became effective on January 26, 2026) under the ATM program for gross proceeds of approximately $20.6 million, resulting in net proceeds of approximately $18.0 million after deducting commissions and offering expenses. The Company had approximately $79.4 million of remaining capacity available for issuance under the ATM facility as of that date. The Company expects to use the net proceeds from sales under the ATM program for general corporate purposes, including working capital, business development initiatives and capital expenditures.

On December 15, 2025, the Company held an extraordinary general meeting of shareholders. Holders of 13,291 Class A Ordinary Shares and 10,455 Class B Ordinary Shares were present in person or by proxy, representing approximately 95.47% of the total voting rights of the Company’s issued Ordinary Shares as of the November 13, 2025 record date, constituting a quorum. At the meeting, shareholders approved a proposal authorizing the Company to implement one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares within a range of not less than a 2-for-1 consolidation and not more than a 4,000-for-1 consolidation, or such lower maximum ratio as permitted under applicable Nasdaq rules, with the exact consolidation ratio and effective date to be determined by the Company’s board of directors within two years of the approval of the resolution. Shareholders also approved the adoption of an amended and restated memorandum and articles of association to reflect the share consolidation once implemented, and authorized the board of directors to take all necessary actions to effect the share consolidation and related amendments.

On January 9, 2026, the board of directors of the Company approved a Reverse Stock Split of all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 1-for-200 The Reverse Stock Split was previously authorized by shareholders at an extraordinary general meeting held on December 15, 2025. As a result of the Reverse Stock Split, the number of outstanding Class A Ordinary Shares was reduced from approximately 242,334,931 to approximately 1,228,406 (consisting of 16,731 ordinary shares to shareholders in lieu of fractional shares following the implementation of 2026 Reverse Share Split), and the number of outstanding Class B Ordinary Shares was reduced from approximately 2,091,000 to approximately 10,455. The Reverse Stock Split also increased the par value of the Company’s Class A Ordinary Shares and Class B Ordinary Shares to $0.002 per share and reduced the total number of authorized ordinary shares to 1,238,861 shares, consisting of 1,228,406 Class A Ordinary Shares issued and outstanding with 16,731 ordinary shares to shareholders in lieu of fractional shares following the implementation of 2026 Reverse Share Split and 10,455 Class B Ordinary Shares. The Company’s Class A Ordinary Shares began trading on a post-reverse stock split basis on the Nasdaq Capital Market under the symbol “MTEN” on January 26, 2026.

On April 13, 2026, the Company entered into securities purchase agreements with certain investors, including Mr. Yingkai Xu, the Company’s Chief Executive Officer, for the issuance and sale of an aggregate of 3,800,000 Class A Ordinary Shares, par value $0.002 per share, at a purchase price of $0.25 per share, for total gross proceeds of approximately $950,000. Of the total shares issued, 1,520,000 Class A Ordinary Shares were purchased by Mr. Xu and 2,280,000 Class A Ordinary Shares were purchased by the other participating investors. Mr. Xu participated on the same terms and conditions as the other investors, including the same per share purchase price. The Company’s board of directors reviewed and approved Mr. Xu’s participation and determined that the transaction was fair to and in the best interests of the Company and its shareholders. The Company received the aggregate purchase price and completed the issuance of the shares on April 17, 2026. The shares were issued in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation D or Regulation S promulgated thereunder.

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

As of December 31, 2025, our revenue ratio for mold products is as follows:

	Mold Products	Revenue Ratio (%)
Turbocharger system	Turbine housing	41
	Center housing	10
	Compressor housing	2
Braking and steering system		21
Aluminum alloy pressure casting molds		10
Others		16

As of December 31, 2024, our revenue ratio for mold products is as follows:

	Mold Products	Revenue Ratio (%)
Turbocharger system	Turbine housing	36
	Center housing	7
	Compressor housing	-
Braking and steering system		22
Aluminum alloy pressure casting molds		17
Others		18

As of December 31, 2023, our revenue ratio for mold products is as follows:

	Mold Products	Revenue Ratio (%)
Turbocharger system	Turbine housing	39
	Center housing	9
	Compressor housing	3
Braking and steering system		12
Aluminum alloy pressure casting molds		23
Others		14

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

For the years ended 31, 2025, 2024 and 2023, the revenue from this product accounted for 10%, 17% and 23% of our total business sales, respectively. Currently, we are conducting close exchanges and cooperating with several customers in the new energy field, such as Suzhou Lvkon Transmission Technology Co., Ltd., and regard them as key customers for the future growth of our business.

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

The revenue generated from product design and manufacturing service was $7,562,777, $6,872,483 and $6,639,632 in the fiscal years 2025, 2024 and 2023, respectively.

Product repair service

Wuxi Mingteng Mould signs contracts with customers, provides repair services according to the contract, and charges a certain fee from customers.

The revenue generated from Wuxi Mingteng Mould’s product repair service was $1,102,217, $1,103,741 and $1,084,881 in the fiscal years 2025, 2024 and 2023, respectively.

Machining service

Wuxi Mingteng Mould’s product machining services mainly include processing turbine housings and center housing parts for automobile turbocharger systems. Customers provide Wuxi Mingteng Mould with unprocessed parts, which Wuxi Mingteng Mould would process and deliver as finished products to them. Wuxi Mingteng Mould started this service in 2021. For the year ended December 31, 2025, the revenue generated from Wuxi Mingteng Mould’s product machining service reached $2,999,931, accounting for about 25.7% of our total sales revenue for that year. For the year ended December 31, 2024, the revenue generated from Wuxi Mingteng Mould’s product machining service reached $2,144,033, accounting for about 21.2% of our total sales revenue for that year. For the year ended December 31, 2023, the revenue generated from Wuxi Mingteng Mould’s product machining service reached $501,398, accounting for about 6.1% of our total sales revenue for that year.

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

Research and Development

We believe that Wuxi Mingteng Mould’s R&D capabilities will drive competitiveness, and increase future growth and development. Wuxi Mingteng Mould’s R&D efforts are focused on improving production efficiency and product quality. For the years ended December 31, 2025, 2024 and 2023, Wuxi Mingteng Mould’s research and development expenses were $777,695, $634,046 and $630,752, respectively, representing 6.7%, 6.3% and 7.7% of revenues for the same period.

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

Wuxi Mingteng Mould has a technical team of 28 professionals for mold design that is responsible for new product development, production and technical innovation, and mold quality inspections.

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

As of the date of this annual report, Wuxi Mingteng Mould has registered 18 authorized utility model patents and 8 authorized invention patents in China . In 2022, Wuxi Mingteng Mould received a high-tech enterprise certificate jointly awarded by the Jiangsu Province Department of Science and Technology, the Department of Finance of Jiangsu Province, and the Jiangsu Provincial Tax Service, and the Wuxi Science and Technology, research and development institution certificate awarded by the Wuxi Science and Technology Bureau. In 2023, Wuxi Mingteng Mould received a Wuxi-recognized enterprise technology center certificate from the Wuxi Bureau of Industry and Information Technology and a title of Jiangsu Province high-tech industry and development zone gazelle company awarded by the Jiangsu Province Productivity Promotion Center. In addition, it also received the title of Wuxi high-tech industry and development zone gazelle company awarded by the Wuxi Productivity Promotion Center and the certificate of Specialized and New, Small and Medium-Sized Technological Enterprises in Jiangsu Province in 2023.In 2024, Wuxi Mingteng Mould received an intellectual property compliance management system certificate from Zhongshen (Shenzhen) Certification Co., Ltd. In 2025, Wuxi Mingteng Mould received a high-tech enterprise certificate jointly awarded by the Jiangsu Province Department of Science and Technology, the Department of Finance of Jiangsu Province, and the Jiangsu Provincial Tax Service, State Taxation Administration.

Manufacturing

Manufacturing facilities and equipment

Mingteng International’s manufacturing facility is located in Wuxi, China. In December 2025, the Company completed its relocation to a newly built production facility with approximately twice the floor area of its previous plant, designed to support expanded operations and future growth. The new facility is equipped with multiple high-precision computer numerical control (CNC) machining centers, advanced electrical discharge machining and wire-cutting equipment, a 50-ton overhead crane, and a large-tonnage clamping system for die-casting molds. These systems are used for the production of large, complex, and high-precision die-casting molds. The facility also features an optimized production layout and integrated safety and operational management systems, which enhance manufacturing efficiency and support the Company’s expanded production capacity. As a result of the relocation and equipment upgrades, the Company expects its mold production capacity to increase by approximately 50%.

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

Wuxi Mingteng Mould’s close ties with the following priority customers show our technology, service reputation, and product quality strengths.

Number	Customer Name	% of total revenue for the year ended December 31, 2025
1	Kehua Holdings Co., Ltd.	22.1%
2	Xixia Zhongde Auto Parts Co., Ltd.	18.4%
3	Suzhou Lvkon Transmission Technology Co., Ltd.	9.2%
4	Georg Fischer Casting Solutions Kunshan Co., Ltd.	6.3%
5	Fuzhou Liuhe Automobile Parts Co., Ltd.	5.6%
	Total	61.6%

Number	Customer Name	% of total revenue for the year ended December 31, 2024
1	Kehua Holdings Co., Ltd.	24.7%
2	Xixia Zhongde Auto Parts Co., Ltd.	14.5%
3	Suzhou Lvkon Transmission Technology Co., Ltd.	7.7%
4	Runxingtai (Changzhou) Technology Co., Ltd.	6.0%
5	Shandong Huiyu Automobile Parts Co., Ltd.	5.4%
	Total	58.3%

Number	Customer Name	% of total revenue for the year ended December 31, 2023
1	Xixia Zhongde Auto Parts Co., Ltd.	19.3%
2	Kehua Holdings Co., Ltd.	17.9%
3	Runxingtai (Changzhou) Technology Co., Ltd.	17.4%
4	CRRC Changzhou AUTO PARTS Co., Ltd.	9.6%
5	Georg Fischer Casting Solutions Kunshan Co., Ltd.	5.8%
	Total	70.0%

Turbocharger Component Manufacturers

Currently, the leading manufacturers of turbocharger components in China include:

Kehua Holdings Co., Ltd., listed on the Shanghai Stock Exchange (ticker: 603161), is a leading supplier of automotive turbocharger parts in the international market, covering about 70-80% of global automotive brands and about 90% of China’s automotive brands. The company mainly produces turbo housings and center housings. Wuxi Mingteng Mould was the largest supplier by Kehua Holdings in 2025 according to the data ;

Xixia Zhongde Auto Parts Co., Ltd., a national high-tech enterprise with an annual production capacity of 5 million turbocharger housings, has established long-term strategic cooperative relationships with famous Chinese and foreign enterprises, such as Changchun Fawer-IHI Turbocharger Co., Ltd., Shanghai MHI Turbocharger Co., Ltd., BorgWarner, BYD Co., Ltd., BMTS Technology, SAIC Volkswagen, Garrett Motion and more;

Suzhou Lvkon Transmission Technology Co., Ltd. is an innovative leading enterprise focusing on power transmission systems for new energy commercial vehicles. the company possesses five core technologies, namely, architecture design of electric drive assembly systems for new energy vehicles, control strategy technology, special gearbox development technology, high torque density and high-efficiency drive motor technology, and controller technology. It has the capability of fully independent design and production of key components such as gearboxes and motors. Currently, the company offers eight series of drive assembly products, covering three technical routes, namely, pure electric, fuel cell, and hybrid. They are widely used in areas such as buses, trucks, special-purpose vehicles, and off-road mobile machinery. Our customer base encompasses over 20 truck manufacturers, including XCMG, SANY Group, Dongfeng Motor Cooperation, and China FAW, over 20 bus manufacturers such as Xiamen King Long, Xiamen Golden Dragon, Suzhou King Long, and Zhongtong Bus, and also some engineering machinery enterprises such as Tonly Heavy Industries, Taier Heavy Industry, Weichai Power, Liugong Machinery, Jingu Machinery, and Ensign Heavy Industry. The products have been deployed in over 160,000 new energy vehicles across more than 300 cities in China and 24 countries overseas;

 Shandong Huiyu Auto Parts Co., Ltd. is located in the Economic Development Zone of Huimin County, Binzhou City, Shandong Province. The factory covers a total area of about 5000 acres and enjoys a leading position in the field of automotive brake system casting blanks and machining. The company implements military-style management and is one of the main suppliers of BYD’s brake system blanks.

Wuxi Mingteng Mould continuously provides the customers mentioned above with customized casting moulds, product processing and turnkey metal product projects. The products and moulds cover areas such as automotive turbocharging systems, engineering hydraulic components, and new energy.

Wuxi Mingteng Mould is widely recognized by our core customers, and its market share continues to grow. For the years ended December 31, 2025, 2024 and 2023, the combined annual sales to the above core customers exceeded $6,170,351, $5,765,201 and $3,553,249 respectively, representing a 52.9%, 57.0%, and 43.2% share of total annual sales. Wuxi Mingteng Mould’s quality core customers not only provide it with stable and substantial economic benefits, but also bring it a good reputation and brand image. Wuxi Mingteng Mould, therefore, believes that it is positioned to become a front runner in the competitive turbocharger mold market in China.

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

In addition, Wuxi Mingteng Mould also provides high-pressure molds for aluminum alloy casting products for Suzhou Lvkon Transmission Technology Co., Ltd. Suzhou Lvkon Transmission Technology Co., Ltd. is a manufacturer of gearbox assemblies and motor supporting assemblies for NEVs.

The Company has also expanded its collaboration with certain suppliers in China’s NEV sector to support the development of molds used in electric powertrain system components, including drive assemblies, electric motors and transmission systems. Through these collaborations, the Company supports customers in developing lightweight aluminum alloy components used in NEV drive and transmission systems.

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

Number	Supplier Name	% of total purchases for the year ended December 31, 2025
1	Wuxi Xizhu Machinery Technology Co., Ltd.	17.6%
2	Huahong Automotive Technology (Guangde) Co., Ltd.	12.2%
3	Alumi (Wuxi) Co., Ltd.	12.0%

Number	Supplier Name	% of total purchases for the year ended December 31, 2024
1	Wuxi Yingteng Mold Technology Co., Ltd	12.3%
2	Wuxi Qianshi Casting Industry Co., Ltd	11.1%
3	Wuxi Kaiteng Mold Manufacturing Factory	10.4%

Number	Supplier Name	% of total purchases for the year ended December 31, 2023
1	Wuxi Qianshi Casting Industry Co., Ltd	6.8%
2	Wuxi Changshang Metal Materials Co., LTD	6.7%

Environmental Matters

Wuxi Mingteng Mould is subject to PRC environmental laws and regulations including the Environmental Protection Law of the PRC. These laws and regulations govern a broad range of environmental matters, including air pollution, noise emissions and water and waste discharge. We consider the protection of the environment to be important and have implemented measures in the operation of our business to ensure our compliance with all applicable requirements under PRC environmental laws and regulations. Due to the nature of Wuxi Mingteng Mould’s operations, the amount of waste generated during the production process is very small. It will be centrally disposed of by designated companies in accordance with government regulations.

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

Regulation on Environmental Protection

The Environmental Protection Law of the People’s Republic of China was revised and adopted on April 24, 2014, and came into force on January 1, 2015. The law stipulates those enterprises, institutions and other producers and operators shall prevent and reduce environmental pollution and ecological damage and shall be liable for the damages caused in accordance with the law. Besides, enterprises should adopt processes and equipment with high resource utilization rate and low pollutant discharge, as well as comprehensive utilization technology of waste and harmless treatment technology of pollutants, so as to reduce the generation of pollutants. Enterprises, institutions and other producers and operators who illegally discharge pollutants will be fined by the environmental protection department. The Environmental Code of the People’s Republic of China will come into effect on August 15, 2026, and the Environmental Protection Law of the People’s Republic of China will be simultaneously repealed.

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

On December 27, 2021, the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List) (2021 Edition), or the 2021 Negative List, which came into effect on January 01, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 Edition), or the 2020 Encouraged Industry Catalogue, which was promulgated on December 27, 2020, and came into effect on January 27, 2021. Industries not listed in the 2021 Negative List and 2020 Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. The establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in projects in a restricted category is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version) on September 6, 2024 and became effective on November 1, 2024, and the NDRC and the MOFCOM promulgated the Guidance Catalog of Encouraged Industries for Foreign Investment (2022 version), which took effect and replaced the previous version on January 1, 2023. On December 15, 2025, the NDRC and the MOFCOM promulgated the Guidance Catalog of Encouraged Industries for Foreign Investment (2025 Version), which took effective on February 1, 2026.

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

According to the Guidelines on Foreign Exchange Business under Capital Account (2024 Edition), as well as other regulatory principles, the funds raised by domestic companies through overseas offerings should be repatriated to China in a timely manner, either in RMB or in foreign currency.

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

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, became effective on January 1, 1994, and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) were promulgated by the Ministry of Finance on December 25, 1993, and subsequently amended in 2008 and 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in the sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC are value-added tax, or VAT, taxpayers. On March 20, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepening the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to small-scale taxpayers is 3%. If a small-scale taxpayer’s total monthly sales amount does not exceed RMB100 thousand and its quarterly sales volume does not exceed RMB300 thousand, the VAT will be exempted. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, which took effective on January 1, 2026, and the PRC Provisional Regulations on Value-Added Tax were abolished.

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

The following diagram illustrates the corporate structure of Mingteng International and its significant subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Intellectual Property

Wuxi Mingteng Mould regards intellectual properties as critical to our success. As of the date of this annual report, Wuxi Mingteng Mould has registered 26 patents in the PRC.

No.	Patent Name	Claimant	Patent Number	Patent Type	Filing Date	Expiration Date
1	Multi-cavity small clay core molding mold	Wuxi Mingteng Mould	ZL201911360372.4	Invention patent	Dec 25, 2019	Dec 25, 2039
2	Sand core mold for forming volute sand mold	Wuxi Mingteng Mould	ZL202123450933.5	Utility model patent	Dec 31, 2021	Dec 31, 2031
3	A kind of automobile support mold	Wuxi Mingteng Mould	ZL202123439111.7	Utility model patent	Dec 31, 2021	Dec 31, 2031
4	A casting mould convenient for mold opening	Wuxi Mingteng Mould	ZL202123442634.7	Utility model patent	Dec 31, 2021	Dec 31, 2031
5	A molding sand mold with sand cleaning components	Wuxi Mingteng Mould	ZL202123449490.8	Utility model patent	Dec 31, 2021	Dec 31, 2031
6	A high-temperature resistant casting mold	Wuxi Mingteng Mould	ZL202323665348.6	Utility model patent	Dec 29, 2023	Dec 29, 2033
7	A vortex shell sand core mold	Wuxi Mingteng Mould	ZL202323666181.5	Utility model patent	Dec 29, 2023	Dec 29, 2033
8	Easy-to-release sand core molding mold	Wuxi Mingteng Mould	ZL201911407026.7	Invention patent	Dec 31, 2019	Dec 31, 2039
9	A sand core mold for vortex shell flow channels	Wuxi Mingteng Mould	ZL202323668341.X	Utility model patent	Dec 29, 2023	Dec 29, 2033
10	A casting mold for rapid cooling molding	Wuxi Mingteng Mould	ZL202420273983.5	Utility model patent	Feb 4, 2024	Feb 4, 2034
11	A casting mold for automobile turbocharger housing	Wuxi Mingteng Mould	ZL202420568521.6	Utility model patent	Mar 22, 2024	Mar 22, 2034
12	A type of snail shell casting mold	Wuxi Mingteng Mould	ZL202420634957.0	Utility model patent	Mar 29, 2024	Mar 22, 2034
13	An anti offset casting mold	Wuxi Mingteng Mould	ZL202420634976.3	Utility model patent	Mar 29, 2024	Mar 29, 2034
14	A casting mold for preventing casting defects	Wuxi Mingteng Mould	ZL202420635003.1	Utility model patent	Mar 29, 2024	Mar 29, 2034
15	A mold conveying device and conveying method	Wuxi Mingteng Mould	ZL202411653752.8	Invention Patent	Nov 19, 2024	Nov 19, 2044
16	A specialized base mold for automobiles	Wuxi Mingteng Mould	ZL202420027286.1	Utility model patent	Jan 5, 2024	Jan 5, 2034
17	A mold for automobile production	Wuxi Mingteng Mould	ZL202323414473.X	Utility model patent	Dec 14, 2023	Dec 14, 2033
18	A mold for automotive components	Wuxi Mingteng Mould	ZL202323414782.7	Utility model patent	Dec 14, 2023	Dec 14, 2033
19	An adjustable casting mold for the production and processing of automotive parts	Wuxi Mingteng Mould	ZL202420234737.9	Utility model patent	Jan 31, 2024	Jan 31, 2034
20	A mold fixing device for automobile parts casting	Wuxi Mingteng Mould	ZL202420397081.2	Utility model patent	Mar 1, 2024	Mar 1, 2034
21	A mold used for processing automotive rear shells	Wuxi Mingteng Mould	ZL202420234883.1	Utility model patent	Jan 31, 2024	Jan 31, 2034
22	Anomaly detection method for mold cavities based on machine vision	Wuxi Mingteng Mould	ZL202411641853.3	Invention Patent	Nov 18, 2024	Nov 18, 2034
23	A method and system for analyzing data of mold production information	Wuxi Mingteng Mould	ZL202411648646.0	Invention Patent	Nov 19, 2024	Nov 19, 2034
24	A steel plate cutting device for mold manufacturing	Wuxi Mingteng Mould	ZL202510151904.2	Invention Patent	Feb 12, 2025	Feb 12, 2035
25	A conveying device for processing aluminum alloy molds	Wuxi Mingteng Mould	ZL202510990506.X	Invention Patent	Jul 18, 2025	Jul 18, 2035
26	A core-pulling casting mold	Wuxi Mingteng Mould	ZL202511269934.X	Invention Patent	Sep 8, 2025	Sep 8, 2035

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

Leased Property

Wuxi Mingteng Mould leased the following property in the PRC:

Location	Size (Square Meters)	Primary Use
No. 10, Fuji Road, Luoshhe Town, Huishan District, Wuxi, Jiangsu Province, China	12,644	Manufacturing

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating And Financial Review And Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this annual report. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly in “Item 3. Key Information - 3.D. Risk Factors.” All amounts included herein with respect to the fiscal years ended December 31, 2025, 2024 and 2023 are derived from our audited consolidated financial statements included elsewhere in this annual report. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

In order to improve our technical level and service quality, we are committed to developing and producing molds through technological innovation. We believe that the design and quality of our molds are extremely important to the accuracy and efficiency of our customers’ manufacturing processes. Our existing technical team consists of 28 people, all with professional knowledge in casting, machining, and automation. They analyze customers’ casting and processing technology, propose solutions and improvement suggestions to customers to enhance the efficiency and safety of their products. In addition, we believe our research and patents in the field of automotive casting molds have earned us recognition from our customers, and we have registered 26 authorized utility model and invention patents in China.

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

Our revenue mainly comes from customized mold production, mold repair and machining services. The revenue derived from customized mold production accounted for 64.8%, 67.9% and 80.7% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. The revenue derived from mold repair accounted for 9.5%, 10.9% and 13.2% of our total revenue for the years ended December 31, 2025, 2024 and 2023 respectively. The revenue derived from machining services accounted for 25.7%, 21.2% and 6.1% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Raw material costs represent 29.8%, 30.0% and 40.1% of our total cost of revenues for the years ended December 31, 2025, 2024 and 2023, respectively.

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

For the fiscal year ended December 31, 2025, ten major customers accounted for approximately 78.4% of the Company’s total sales. For the fiscal year ended December 31, 2024, ten major customers accounted for approximately 79.8% of the Company’s total sales. For the fiscal year ended December 31, 2023, ten major customers accounted for approximately 84.7% of the Company’s total sales. Any decrease in sales to these major customers may negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2025, ten major customers accounted for approximately 80.3% of the Company’s accounts receivable balance. As of December 31, 2024, ten major customers accounted for approximately 83.5% of the Company’s accounts receivable balance.

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

Key Components of Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2025, 2024 and 2023

The following table summarizes our results of operations for the years ended December 31, 2025, 2024 and 2023.

	For the Years Ended December 31,
	2025		2024		2023
	Amount	% of revenue	Amount	% of revenue	Amount	% of revenue

Revenues	$11,664,925	100.0%	$10,120,257	100.0%	$8,225,911	100.0%
Cost of revenues	(9,038,953)	(77.5)%	(7,052,835)	(69.7)%	(4,902,078)	(59.6)%
Gross profit	2,625,972	22.5%	3,067,422	30.3%	3,323,833	40.4%

Operating expenses:
Selling expenses	(167,906)	(1.4)%	(150,418)	(1.5)%	(153,213)	(1.9)%
General and administrative expenses	(2,103,419)	(18.0)%	(7,395,559)	(73.0)%	(797,140)	(9.7)%
Research and development expenses	(777,695)	(6.7)%	(634,046)	(6.3)%	(630,752)	(7.7)%
Total operating expenses	(3,049,020)	(26.1)%	(8,180,023)	(80.8)%	(1,581,105)	(19.2)%

(Loss) Income from operations	(423,048)	(3.6)%	(5,112,601)	(50.5)%	1,742,728	21.2%

Other income (expenses):
Government subsidies	114,057	1.0%	651,267	6.4%	129,138	1.6%
Interest income	998	0.0%	1,226	0.0%	4,459	0.1%
Interest expense	(38,690)	(0.3)%	(36,769)	(0.4)%	(59,477)	(0.7)%
Other-Than-Temporary Impairment	(1,356,618)	(11.6)%	(1,121,382)	(11.0)%	-	-
Other (expenses) income, net	(44,040)	(0.4)%	19,183	0.2%	34,440	0.4%
Total other (expenses) income, net	(1,324,293)	(11.3)%	(486,475)	(4.8)%	108,560	1.3%

(Loss) Income before income taxes	(1,747,341)	(14.9)%	(5,599,076)	(55.3)%	1,851,288	22.5%

Provision for income taxes	(39,736)	(0.3)%	(80,006)	(0.8)%	(344,586)	(4.2)%

Net (loss) income	$(1,787,077)	(15.2)%	$(5,679,082)	$(56.1)%	$1,506,702	18.3%

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Currently, we have three revenue streams: mold production, mold repair and machining services.

Total revenue for the year ended December 31, 2025, increased by $1,544,668, or 15.3%, to $11,664,925 from $10,120,257 for the same period in 2024.

The following table sets forth the breakdown of our revenue for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Mold production	$7,562,777	64.8%	$6,872,483	67.9%	$690,294	10.0%
Mold repair	1,102,217	9.5%	1,103,741	10.9%	(1,524)	(0.1)%
Machining services	2,999,931	25.7%	2,144,033	21.2%	855,898	39.9%
Total	$11,664,925	100.0%	$10,120,257	100.0%	$1,544,668	15.3%

Revenues from mold production. Revenues from mold production accounted for 64.8% and 67.9% of our total revenues for the years ended December 31, 2025 and 2024, respectively. Revenue from mold production increased by $690,294 or 10.0% from $6,872,483 for the year ended December 31, 2024 to $7,562,777 for the same period in 2025. Despite the adverse impact of exchange rate fluctuations, mold production volume and revenues still represented a slight increase, this indicates that Wuxi Mingteng Mould maintains long-term relationships with major customers and continues to open up the mold market in the fiscal year 2025.

Revenues from mold repair. Revenues from mold repair accounted for 9.5% and 10.9% of our total revenues for the years ended December 31, 2025 and 2024, respectively. The declined in proportion mainly due to the total revenue had increased, revenue amount remained largely flat compared to the same period last year. Revenues from mold repair only decreased by $1,524, or 0.1% from $1,103,741 for the year ended December 31, 2024 to $1,102,217 for the same period in 2025.

Revenues from machining services. Revenues from machining services accounted for 25.7% and 21.2% of our total revenues for the years ended December 31, 2025 and 2024, respectively. Revenues from machining services increased by $ 855,898 or 39.9% from $2,144,033 for the year ended December 31, 2024 to $ 2,999 ,931 for the same period in 2025. The revenue derived from machining services has experienced rapid growth, mainly attributed to our continuing investment in improving our production capacity. Kehua Holding Co., Ltd. and Suzhou Lvkon Transmission Technology Co., Ltd. are our major customers in machine services.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the years ended December 31, 2025 and 2024:

	For the Years Ended December 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Mold production	$5,827,333	64.4%	$4,859,991	68.9%	$967,342	19.9%
Mold repair	657,310	7.3%	480,086	6.8%	177,224	36.9%
Machining services	2,554,310	28.3%	1,712,758	24.3%	841,552	49.1%
Total	$9,038,953	100.0%	$7,052,835	100.0%	$1,986,118	28.2%

The total cost of revenues increased by $1,986,118, or 28.2%, to $9,038,953 for the year ended December 31, 2025, from $7,052,835 for the same period in 2024, cost of revenues mainly comes from raw material costs, manufacturing costs and labor costs.

The total revenue has increased by 15.3%, but the total cost of revenue has increased by 28.2%, the reasons for the cost increase much more than revenue are as follows:

First, in order to promote the future development of machining service and expand production capacity, Wuxi Mingteng Mould hired more production labor in the fiscal year 2025, which lead to an increase in labor cost by $346,237 compared with the same period in fiscal year 2024.

Second is the increase in the manufacturing cost by $1,222,340 compared with the same period in fiscal year 2024. In order to pursue the future development of the aluminum alloy pressure casting mold business and machining service and expand production capacity, the total investment of production machinery and equipment in fiscal year 2025 and 2024 was $1,358,020 and $1,131,506, respectively, resulting in an increase in depreciation expense which allocated to production costs of $69,698. The depreciation expense has increased to $482,690 in fiscal year 2025 compared with $412,992 in fiscal year 2024. The leasing cost increased by $94,461 in fiscal year 2025. With the increasing customer demand for product precision, some products can no longer meet requirements by relying solely on in-house production, resulting in a significant increase in out process services which allocated to production costs of $748,058. The out-process services expense has increased to $1,065,759 in fiscal year 2025 compared with $317,701 in fiscal year 2024.

Last, the machining service model changed in FY2025, shifting from a model where only processing services were provided and service fees were charged to one that includes supplying materials, resulting in a significant increase in material costs. The materials increased by $445,053 to $2,714,149 in fiscal year 2025 compared with $2,269,096 in fiscal year 2024.

Gross Profit

Total gross profit was $2,625,972 for the year ended December 31, 2025, a decrease of $441,450 from $3,067,422 for the same period in 2024. Gross profit margin declined by 7.8%, to 22.5% for the year ended December 31, 2025, from 30.3% for the same period in 2024. Compared to 2024, material, labor costs and manufacturing expenses all saw significant increases in 2025.

Our gross profit and gross profit margin by product types were as follows:

	For the Years Ended December 31,
	2025		2024		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Mold production	$1,735,444	22.9%	$2,012,492	29.3%	$(277,048)	(13.8)%
Mold repair	444,907	40.4%	623,655	56.5%	(178,748)	(28.7)%
Machining services	445,621	14.9%	431,275	20.1%	14,346	3.3%
Total	$2,625,972	22.5%	$3,067,422	30.3%	$(441,450)	(14.4)%

Gross profit for mold production decreased by $277,048 to $1,735,444 for the year ended December 31, 2025, as compared to $2,012,492 for the same period in 2024. The manufacturing costs, labor costs, cost of outside processing service and the depreciation expense allocated to cost of sales all increased due to expanded production scale, which resulted in increase in total cost of sales. Costs increased at a greater rate than the increase in revenue for the fiscal year 2025, which led to the decrease in gross profit and gross profit margin. Mold production is the main source of revenue of the Company, and despite the slight increase in sales for the fiscal year 2025 compared with the same period in 2024, the total cost of sales increased by 19.9% which adversely affected the profit margin of mold production business. In addition, due to the intense competitive in the market, we may lose our competitive advantage if we significantly increase the prices of our products, in order to maintain the Company’s competitive advantage, while product costs had increased, we had not increased the selling price of our products, which resulted in reduced gross profit.

Gross profit for mold repair decreased by $178,748 to $444,907 for the year ended December 31, 2025, as compared to $623,655 for the same period in 2024. Wuxi Mingteng Mould is an order-based production company, and all production, repair and machining services are customized. The cost varies with the difficulty of processing in different orders. The revenue from mold repair business remained relatively stable for fiscal years 2025 and 2024, however, the manufacturing cost, labor cost and depreciation expense allocated to the mold repair business had increased. The decrease in gross profit and gross profit margin was mainly due to the cost of processing services and depreciation expense increased more than revenue.

Gross profit for machining services increased by $14,346 to $445,621 for the year ended December 31, 2025, from $431,275 for the same period in 2024. The increase in the gross profit was mainly due to business expansion, an increase in orders, and sales volume. New customers developed in the fiscal year 2025 led to the sales volume increase.

Operating Expenses

	For the Years Ended December 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Selling expenses	$167,906	5.5%	$150,418	1.8%	$17,488	11.6%
General and administrative expenses	2,103,419	69.0%	7,395,559	90.4%	(5,292,140)	(71.6)%
Research and development expenses	777,695	25.5%	634,046	7.8%	143,649	22.7%
Total operating expenses	$3,049,020	100.0%	$8,180,023	100.0%	$(5,131,003)	(62.7)%

Selling Expenses

Selling expenses were $167,906 for the year ended December 31, 2025, an increase of $17,488, or 11.6%, from $150,418 for the same period in 2024. Business entertainment expenses increased by $14,501 in the fiscal year 2025.

General and Administrative Expenses

Our general and administrative expenses were $2,103,419 for the year ended December 31, 2025, a decrease of $5,292,140 or 71.3%, from $7,395,559 for the same period in 2024. The decrease was mainly due to a) The liabilities related to the distribution of share-based compensation and the resulting personal income tax decreased by $5,177,432 ; b) the decrease of consulting fee for the year 2025 by $387,423 compared with the same period in 2024, the company had paid large amount of consulting and professional fees for the Initial Public Offering(“IPO”) in April 2024; and c) due to the number of employees increased, the employee welfare expenses had increased by $107,554.

Research and Development Expenses

Research and development expenses increased by $143,649 or 22.7%, to $777,695 for the year ended December 31, 2025, from $634,046 for the same period in 2024. The company expanded its R&D team in the fiscal year 2025, resulting in a $133,465 increase in R&D personnel salaries.

Other income

Government subsidies

We receive various government subsidies from time to time, such as the “The High-Tech Enterprise Cultivation Award” and “Technology Development Support Grant.” We cannot predict the likelihood or amount of any future subsidies.

For the year ended December 31, 2025, government subsidies were $114,057. For the same period in 2024, government subsidies were $651,267.

Interest income

For the year ended December 31, 2025, interest income was $998. For the same period in 2024, interest income was $1,226.

Interest expense

For the fiscal year ended December 31, 2025, interest expense was $38,690. For the same period in 2024, interest expense was $36,769.

Other-than-temporary impairment

For the fiscal year ended December 31, 2025, we recorded an other-than-temporary impairment of $1,356,618, compared to $1,121,382 for the same period in 2024. This impairment was due to the fact that the original agreed investment and operation plan was no longer executed by the executives of Planty Holding Limited (“Planty”), which indicated a severe and sustained adverse impact on Planty’s expected profitability, and management therefore determined that the fair value of the investment in Planty should be written down to zero.

Other income, net

For the fiscal year ended December 31, 2025, other income, net was $44,040. For the same period in 2024, other income, net was $19,183.

Provision for Income Taxes

Our provision for income taxes was $39,736 for the year ended December 31, 2025, a decrease of $40,270, or 50.33% from $80,006 for the same period in 2024. The decrease was mainly due to the decrease in pre-tax profits.

Under the Enterprise Income Tax(“EIT”) Law of the PRC, domestic enterprises are usually subject to a unified 25.0% EIT rate while preferential tax rates, tax holidays, and even tax exemptions may be granted on a case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15.0%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15.0% beginning December 2019 and is able to enjoy the reduced income tax rate through December 2022. In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15.0% was extended to November 2025. In November 2025, Wuxi Mingteng Mould reapplied and obtained the recognition of HNTE and the preferential rate of 15% was extended to November 2028.

Net Loss

As a result of the foregoing, our net loss for the year ended December 31,2025 was $1,787,077, and for the same period in 2024, the net loss was $5,679,082.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Currently, we have three revenue streams: mold production, mold repair and machining services.

Total revenue for the year ended December 31, 2024, increased by $ 1,894,346, or 23.0%, to $ 10,120,257 from $ 8,225,911 for the same period in 2023. After consideration of the impact of rising exchange rates, total revenue increased by 24.3% or 14.1 million in RMB base currency.

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

Revenues from mold production. Revenues from mold production accounted for 67.9% and 80.7% of our total revenues for the years ended December 31, 2024 and 2023, respectively. Revenue from mold production increased by $232,851, or 3.5% from $6,639,632 for the year ended December 31, 2023 to $6,872,483 for the same period in 2024. Despite the adverse impact of exchange rate fluctuations, mold production volume and revenues still represented a slight increase, this indicates that Wuxi Mingteng Mould maintains long-term relationships with major customers and continues to open up the mold market in the fiscal year 2025.

Revenues from mold repair. Revenues from mold repair accounted for 10.9% and 13.2% of our total revenues for the years ended December 31, 2024 and 2023, respectively. Revenues from mold repair increased by $18,860, or 1.7% from $1,084,881 for the year ended December 31, 2023 to $1,103,741 for the same period in 2024. The decline in proportion was mainly due to the increase in total revenues. The revenues from mold repair remained relatively stable.

Revenues from machining services. Revenues from machining services accounted for 21.2% and 6.1% of our total revenues for the years ended December 31, 2024 and 2023, respectively. Revenues from machining services increased by $1,642,635, or 327.6%, from $501,398 for the year ended December 31, 2023 to $2,144,033 for the same period in 2024. The revenue derived from machining services experienced significant growth in fiscal year 2024, mainly attributable to the Company’s continued investment in improving production capacity in the second half of 2023 and the first half of 2024. Revenues from machining services have become a significant contributor to total revenue in fiscal year 2024.

Cost of Revenues

The following table sets forth the breakdown of our cost of revenues for the years ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Mold production	$4,859,991	68.9%	$4,202,111	85.7%	$657,880	15.7%
Mold repair	480,086	6.8%	425,204	8.7%	54,882	12.9%
Machining services	1,712,758	24.3%	274,763	5.6%	1,437,995	523.4%
Total	$7,052,835	100%	$4,046,514	100.0%	$2,150,757	43.9%

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

Our gross profit and gross profit margin by product types were as follows:

	For the Years Ended December 31,
	2024		2023		Variance
	Gross profit	Margin %	Gross profit	Margin %	Gross profit	Margin %
Mold production	$2,012,492	29.3%	$2,437,521	36.7%	$(425,029)	(17.4)%
Mold repair	623,655	56.5%	659,677	60.8%	(36,022)	5.5%
Machining services	431,275	20.1%	226,635	45.2%	204,640	90.3%
Sales tax	(67,557)		(67,147)
Total	$3,067,422	30.3%	$3,323,833	40.4%	$(256,411)	7.7%

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

Operating Expenses

	For the Years Ended December 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Selling expenses	$150,418	1.8%	$153,213	9.7%	$(2,795)	(1.8)%
General and administrative expenses	7,395,559	90.4%	797,140	50.4%	6,598,419	827.8%
Research and development expenses	634,046	7.8%	630,752	39.9%	3,294	0.5%
Total operating expenses	$8,180,023	100%	$1,581,105	100%	$6,598,918	417.4%

Selling Expenses

Selling expenses were $150,418 for the year ended December 31, 2024, a decrease of $2,795, or 1.8%, from $153,213 for the same period in 2023. The selling expenses remained relatively stable.

General and Administrative Expenses

Our general and administrative expenses were $7,395,559 for the year ended December 31, 2024, an increase of $6,598,419, or 827.8%, from $797,140 for the same period in 2023. The increase was mainly due to (i) share-based compensation of $4,408,200, (ii) an increase in consulting fees of $1,023,451 related to professional services for the Company’s initial public offering in April 2024, (iii) an increase in employee welfare expenses of $201,854 due to an increase in headcount, (iv) an increase in personal income tax accrued for stock-based compensation of $736,473, and (v) additional salaries of $67,500 related to the appointment of three independent directors following the Company’s listing.

Research and Development Expenses

Research and development expenses increased by $3,294, or 0.5%, to $634,046 for the year ended December 31, 2024, from $630,752 for the same period in 2023. Research and development expenses remained relatively stable with a slight increase.

Other income

Government subsidies

We receive various government subsidies from time to time, such as the “High-Tech Enterprise Cultivation Award” and “Technology Development Support Grant.” We cannot predict the likelihood or amount of any future subsidies.

For the year ended December 31, 2024, government subsidies were $651,267, compared to $129,138 for the same period in 2023.

Interest income

For the year ended December 31, 2024, interest income was $1,226, compared to $4,459 for the same period in 2023.

Interest expense

For the fiscal year ended December 31, 2024, interest expense was $36,769, compared to $59,477 for the same period in 2023.

Other income, net

For the fiscal year ended December 31, 2024, other income, net was $19,183, compared to $34,440 for the same period in 2023.

Provision for Income Taxes

Our provision for income taxes was $80,006 for the year ended December 31, 2024, a decrease of $264,580, or 76.8%, from $344,586 for the same period in 2023. The decrease was mainly due to the decrease in pre-tax profits.

Net Income (Loss)

As a result of the foregoing, our net loss for the year ended December 31, 2024 was $5,679,082, as compared to net income of $1,506,702 for the year ended December 31, 2023.

Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had cash of $1,452,992 and $2,080,715, respectively.

Our main sources of operating funds are from net income and external borrowings, and we are confident they are sufficient to sustain our operations after the offering.

Working Capital

Total working capital as of December 31, 2025, amounted to $1,554,211 compared to $3,375,929 as of December 31, 2024. The current assets increase mainly due to a) decrease in cash and cash equivalents of $627,723; b) increase in accounts receivable and other receivables-bank acceptance notes totally of $1,374,657; c) increase in inventories and contract costs of $328,354. The current liabilities amounted to $8,301,487 as of December 31, 2025 as compared to $5,266,013 as of December 31, 2024. The current liabilities increase mainly due to a) increase in accounts payable of $1,740,106; b) increase in other payables of $685,192; c) increase in notes payable of $593,273.

Capital Needs

Our capital needs include our daily operating needs and capital expenditure. With the uncertainty of the current market our management believes it is necessary to enhance the collection of outstanding accounts receivable and other receivables and to be cautious on operational decisions and project selection. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the recoverability of individual balances. Our management is confident in the collection of account receivables and other receivables.

Cash Flows Analysis

For the Year Ended December 31, 2025, 2024 and 2023

The following table sets forth a summary of our cash flows for the years indicated:

	For the Years Ended December 31,
	2025	2024	2023
Net cash (used in) provided by operating activities	$(104,082)	$294,973	$1,299,989
Net cash used in investing activities	(16,081,072)	(3,433,533)	(761,792)
Net cash provided by (used in) financing activities	15,522,489	4,151,476	(1,248,988)
Effect of foreign exchange rate on cash and cash equivalents	34,942	11,563	(26,296)
Net (decrease) increase in cash and cash equivalents	(627,723)	1,024,479	(737,087)
Cash and cash equivalents at the beginning of the year	2,080,715	1,056,236	1,793,323
Cash and cash equivalents at the end of the year	$1,452,992	$2,080,715	$1,056,236

Operating Activities

Net cash used in operating activities amounted to $104,082 for the year ended December 31, 2025. It was primarily due to a) a net loss of $1,787,077, increased by depreciation and amortization of $735,849, loss on disposal of property and equipment of $69,297, impairment loss on long-term investments of $1,356,618, provision for inventory impairment of $85,646, provision for contract costs impairment of $15,201, provision for credit losses of $42,548; deferred income tax benefits of $52,534, gain on short-term investments of $4,685; b) increase in bank acceptance notes of $553,016; c) increase in payroll payable of $279,829 due to the increase in average wages; d) increase in account receivable $727,322; e) decrease in advance to suppliers of $75,453; f) increase in other receivables of $32,280; g) increase in inventories of $428,455; h) decrease in contract costs of $33,102; i) increase in accounts payable of $1,538,831; j) decrease in advance from customers of $412,310; k) decrease in other payables of $183,980; l) decrease in taxes payable of $76,875; m) increase in amounts due to related parties of $62,193; n) decrease in operating lease liabilities of $105,115.

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

Investing Activities

Net cash used in investing activities amounted to $16,081,072 for the year ended December 31, 2025. It was primarily due to purchases of property and equipment amount of $1,006,113 and prepayment for acquisition related deposits of $14,951,955 in current period, and the proceeds on disposal of property and equipment of $47,451, and purchase Short-term investments of $1,995,134, and maturities of Short-term investments of $1,824,679.

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

Financing Activities

Net cash provided by financing activities was $15,522,489 for the year ended December 31, 2025. During the fiscal year 2025, we received net proceeds from short-term loans of $2,799,992 and repaid short-term loans of $2,799,992, proceeds from third party loans of $310,598 for the year ended December 31,2025, and cash receipts from equity issuance, net of issuance cost of $15,211,891.

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

Loan Facilities

On March 23, 2022, Wuxi Mingteng Mould entered into an additional short-term loan agreement with Jiangsu Wuxi Rural Commercial Bank with amount of approximately $0.67 million, with an annual interest rate of 4.45%. The maturity date of the loan is March 22, 2023. The loan was repaid upon maturity.

On March 4, 2022, Wuxi Mingteng Mould entered into a secured short-term loan agreement with Bank of Jiangsu with amount of approximately $0.75 million, with an annual interest rate of 4%. The maturity date of the loan is March 3, 2023. The loan was repaid upon maturity.

On March 16, 2022, Wuxi Mingteng Mould entered into an unsecured short-term loan agreement with Bank of Jiangsu with amount of approximately $0.30 million, with an annual interest rate of 5.13%. The maturity date of the loan was April 1, 2022. The loan was repaid upon maturity.

On January 31, 2023, Wuxi Mingteng Mould entered into a short-term loan agreement with Wuxi Branch of Bank of China with amount of approximately $0.72 million, with an annual interest rate of 3.4%. The maturity date of the loan is January 30, 2024. Mr. Yingkai Xu and Ms. Jingzhu Ding provided joint personal guarantees for the loan. Wuxi Mingteng Mould had fully repaid the loan in advance on October 7, 2023.

On February 28, 2023, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with amount of approximately $0.72 million, with an annual interest rate of 3.7%. The maturity date of the loan is February 27, 2024. Wuxi Mingteng Mould made a repayment of approximately $0.42 million in advance on October 7, 2023, Wuxi Mingteng Mould had fully repaid the rest of the balance of approximately $0.28 million on February 21, 2024.

On February 21, 2024, Wuxi Mingteng Mould entered into an additional unsecured short-term loan agreement with Bank of Jiangsu with principal amount of approximately $1.4 million, with an annual interest rate of 2.95%. The maturity date of the loan is February 20, 2025 and has been fully repaid on February 18, 2025.

On February 18, 2025, Wuxi Mingteng Mould entered into a short-term loan agreement with Bank of Jiangsu with principal amount of approximately $1.4 million, with an annual interest rate of 3.30% and maturity date as of February 17, 2026, the Company repaid the loan in advance on December 18, 2025.

On December 18, 2025, Wuxi Mingteng Mould entered into a short-term loan agreement with Bank of Jiangsu with principal amount of approximately $1.4 million, with an annual interest rate of 2.30% and maturity date as of December 17, 2026

On January 14, 2026, Wuxi Mingteng Mould received a short-term loan of approximately $0.71 million from China Merchants Bank with the initial loan interest rate of 2.25%. The interest rate is a floating rate based on LPR, reduced by 75 basis points, with a repricing period of three months. The maturity date of the loan is January 14, 2027.

On March 5, 2026, Wuxi Mingteng Mould received a short-term loan of approximately $0.71 million from China CITIC Bank with the initial loan interest rate of 2.4%. The maturity date of the loan is March 5, 2027.

Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

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

Supply Chain Analysis

For the year ended December 31, 2025, there were three suppliers accounted for approximately 17.6%, 12.2% and 12.0% of the total purchases, respectively. For the year ended December 31, 2024, there were three suppliers accounted for approximately 12.3%, 11.1% and 10.4% of the total purchases, respectively, For the year ended December 31, 2023, none of the suppliers accounted for more than 10.0% of the total purchases.

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

Recent Developments

 On June 6, 2025, the Company filed a registration statement on Form F-3 with the SEC, registering the offer and sale of up to $100,000,000 of the Company’s securities, including ordinary shares, share purchase contracts, share purchase units, warrants, debt securities, rights and units, from time to time pursuant to Rule 415 under the Securities Act of 1933, as amended. However, on August 12, 2025, the shares were redesignated, and a post-effective amendment notification was filed on October 7, 2025 to register of up to $100,000,000 of the Company’s securities, including Class A Ordinary Shares, share purchase contracts, share purchase units, warrants, debt securities, rights and units

On July 14, 2025, Ms. Xiaoqiu Zhang resigned as an independent director and as chair of the nominating and corporate governance committee. The Board of Directors approved the acceptance of Ms. Zhang’s resignation on July 14, 2025, at which time her resignation became effective. On the same date, the Board of Directors approved the appointment of Mr. Jianwei Xu as an independent director of the Company. Mr. Xu was also appointed as chairman of the nominating and corporate governance committee and as a member of the audit committee and compensation committee, effective July 14, 2025.

On August 12, 2025, the Company held its annual general meeting of where holders of 5,929,539 ordinary shares were present in person or by proxy at the meeting, representing approximately 86.69% of the Company’s 6,839,600 outstanding ordinary shares as of the June 30, 2025 record date, constituting a quorum. At the annual general meeting, the Company’s shareholders approved several proposals recommended by the board of directors, including the adoption of a dual-class share capital structure. Under the approved structure, all issued and outstanding ordinary shares were re-designated as Class A Ordinary Shares, each carrying one vote per share, and 2,091,000 authorized but unissued shares were re-designated as Class B Ordinary Shares, each carrying twenty votes per share. Following the re-designation, the Company’s authorized share capital became US$50,000 divided into 5,000,000,000 shares with a par value of US$0.00001 each, consisting of 4,997,909,000 Class A Ordinary Shares and 2,091,000 Class B Ordinary Shares. Shareholders also approved the Company’s amended and restated memorandum and articles of association to reflect the dual-class share structure and the rights of the Class A and Class B Ordinary Shares. In addition, shareholders approved the repurchase and issuance of shares in connection with the re-designation, pursuant to which YK Xu Holding Limited’s existing 2,091,000 Ordinary Shares were re-designated and issued as 2,091,000 Class B Ordinary Shares.

On August 22, 2025, Ms. Ronghua Xu resigned as an independent director and as chairwoman of the audit committee. The Board of Directors approved the acceptance of Ms. Xu’s resignation on August 22, 2025, at which time her resignation became effective. On the same date, the Board of Directors approved the appointment of Mr. Yang Xiao as an independent director of the Company. Mr. Xiao was also appointed as chairman of the audit committee and as a member of the nominating and corporate governance committee and the compensation committee, effective August 22, 2025.

On September 15, 2025, Mr. Wenkai Fang resigned as an independent director and as chairman of the compensation committee. The Board of Directors approved the acceptance of Mr. Fang’s resignation on September 15, 2025, at which time his resignation became effective. On the same date, the Board of Directors approved the appointment of Mr. Faming Lu as an independent director of the Company. Mr. Lu was also appointed as chairman of the compensation committee and as a member of the audit committee and the nominating and corporate governance committee, effective September 15, 2025.

On November 12, 2025, the Company entered into securities purchase agreements with certain investors relating to the issuance and sale of 15,000,000 Class A Ordinary Shares, par value $0.00001 per share, at a purchase price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The Company received the purchase price on November 12, 2025 and issued the shares on November 14, 2025. The shares were issued in a private placement exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder and/or Regulation S promulgated thereunder.

On December 4, 2025, the Company entered into a Sales Agreement with AC Sunshine Securities LLC pursuant to which the Company may offer and sell from time to time Class A Ordinary Shares having an aggregate offering price of up to $100,000,000 through an “at-the-market” offering program under the Company’s shelf registration statement on Form F-3 stated above. Under the Sales Agreement, shares may be sold from time to time through AC Sunshine Securities LLC acting as the Company’s sales agent at prevailing market prices on The Nasdaq Capital Market or otherwise in accordance with applicable law. The Company agreed to pay the sales agent a commission of up to 3.5% of the gross proceeds from any sales under the Sales Agreement. As of January 21, 2026, the Company had sold an aggregate of Class A Ordinary Shares under the ATM program for gross proceeds of approximately $20.6 million, resulting in net proceeds of approximately $18.0 million after deducting commissions and offering expenses. The Company had approximately $79.4 million of remaining capacity available for issuance under the ATM facility as of that date. The Company expects to use the net proceeds from sales under the ATM program for general corporate purposes, including working capital, business development initiatives and capital expenditures.

On December 15, 2025, the Company held an extraordinary general meeting of shareholders. Holders of 2,658,023 Class A Ordinary Shares and 2,091,000 Class B Ordinary Shares were present in person or by proxy, representing approximately 95.47% of the total voting rights of the Company’s issued Ordinary Shares as of the November 13, 2025 record date, constituting a quorum. At the meeting, shareholders approved a proposal authorizing the Company to implement one or more share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares within a range of not less than a 2-for-1 consolidation and not more than a 4,000-for-1 consolidation, or such lower maximum ratio as permitted under applicable Nasdaq rules, with the exact consolidation ratio and effective date to be determined by the Company’s board of directors within two years of the approval of the resolution. Shareholders also approved the adoption of an amended and restated memorandum and articles of association to reflect the share consolidation once implemented, and authorized the board of directors to take all necessary actions to effect the share consolidation and related amendments.

On January 12, 2026, the Company announced the expansion of its ongoing strategic collaboration with a leading supplier in China’s new energy vehicle (“NEV”) sector. The collaboration relates to the development and manufacturing of molds used in components for electric powertrain systems, including drive assemblies, electric drive axles, electric motors, and transmission systems. The Company stated that the collaboration is intended to support the increasing use of aluminum alloy materials in electric drive and transmission systems and to assist customers in developing lightweight components designed to improve efficiency in new energy vehicles.

On January 14, 2026, the Company announced that it had completed the relocation of its production operations to a newly built manufacturing facility in December 2025. The new facility is intended to support the Company’s capacity expansion strategy and integrates upgraded manufacturing equipment and an optimized production layout. The Company stated that the relocation and equipment upgrades are expected to increase its mold production capacity by approximately 50% and enhance its ability to manufacture large and complex die-casting molds used in automotive and new energy vehicle components.

On January 9, 2026, the board of directors of the Company approved a Reverse Stock Split of all issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares at a ratio of 1-for-200. The Reverse Stock Split was previously authorized by shareholders at an extraordinary general meeting held on December 15, 2025. As a result of the Reverse Stock Split, the number of outstanding Class A Ordinary Shares was reduced from approximately 242,334,931 to approximately 1,228,406 (consisting of 16,731 ordinary shares to shareholders in lieu of fractional shares following the implementation of 2026 Reverse Share Split), and the number of outstanding Class B Ordinary Shares was reduced from approximately 2,091,000 to approximately 10,455. The Reverse Stock Split also increased the par value of the Company’s Class A Ordinary Shares and Class B Ordinary Shares to $0.002 per share and reduced the total number of authorized Ordinary Shares to 1,238,861 shares, consisting of 1,228,406 Class A Ordinary Shares issued and outstanding with 16,731 ordinary shares to shareholders in lieu of fractional shares following the implementation of 2026 Reverse Share Split and 10,455 Class B Ordinary Shares. The Company’s Class A ordinary shares began trading on a post-reverse stock split basis on the Nasdaq Capital Market under the symbol “MTEN” on January 26, 2026.

On April 13, 2026, the Company entered into securities purchase agreements with certain investors, including Mr. Yingkai Xu, the Company’s Chief Executive Officer, for the issuance and sale of an aggregate of 3,800,000 Class A Ordinary Shares, par value $0.002 per share, at a purchase price of $0.25 per share, for total gross proceeds of approximately $950,000. Of the total shares issued, 1,520,000 Class A Ordinary Shares were purchased by Mr. Xu and 2,280,000 Class A Ordinary Shares were purchased by the other participating investors. Mr. Xu participated on the same terms and conditions as the other investors, including the same per share purchase price. The Company’s board of directors reviewed and approved Mr. Xu’s participation and determined that the transaction was fair to and in the best interests of the Company and its shareholders. The Company received the aggregate purchase price and completed the issuance of the shares on April 17, 2026. The shares were issued in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and/or Regulation D or Regulation S promulgated thereunder.

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

Our main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobiles, valves, water pumps and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using our remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that we are entitled to in exchange for the transfer of promised goods or services in the ordinary course of our activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, we recognize revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. We elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation, of which was expensed as incurred and amounted to $103,817, $91,001 and $61,801 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Contract Balances

We classify its right to consideration in exchange for services or products transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. We recognize accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when we have transferred services or products to the customer before payment is received or is due, and the right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, we had no contract assets.

We capitalize incremental costs incurred to fulfill contracts that (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired and depreciation of certain equipment and overheads for the purpose of providing certain machining services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenues upon the recognition of the related revenues. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2025 and 2024, we had deferred contract costs of $49,763 and $96,656, respectively. Impairment for contract costs amounted to $15,201, $11,827 and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Contract liabilities are recognized if we receive consideration prior to satisfying the performance obligations, which are customer advances. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

As of December 31, 2025 and 2024, contract liabilities were $108,356 and $515,650, respectively. During the fiscal years ended December 31, 2025, 2024 and 2023, the Company recognized revenue that were previously deferred as contract liabilities amounting to $518,936, $399,735 and $60,515, respectively.

Current expected credit losses

On January 1, 2023, we adopted ASC 326, Financial Instruments-Credit Losses, which requires recognition of allowances upon origination or acquisition of financial assets at an estimate of expected credit losses over the contractual term of the financial assets (the current expected credit loss or the “CECL” model) using the modified retrospective transition method.

Our financial assets subject to the CECL model mainly include accounts receivable, bank acceptance notes and other receivables and deposits in other assets, non-current.

For accounts receivable and bank acceptance notes, we estimate the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables and other assets, non-current, we review other receivables and other assets, non-current on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Receivables are written off after all collection efforts have been exhausted.

For the years ended December 31, 2025, 2024 and 2023, allowance of credit losses made were mainly generated from accounts receivable.

Long-term investment

Our equity investments without readily determinable fair value are a long-term investment in an unlisted company. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative under ASC 321, Investments — Equity Securities (“ASC 321”) to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when an orderly transaction for identical or similar investments of the same issuer was identified or when there are events or changes in circumstances that may have a significant adverse effect. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by us. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3).

We make a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in the statements of operations and comprehensive income (loss) equal to the difference between the carrying value and fair value.

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2025, 2024 and 2023. Current income taxes are provided on the basis of net (loss) income for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period of change.

We apply a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. We recognize the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and reassessed. Adjustments, if required, are recorded in our consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. We record interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2025 and 2024, we did not have any significant unrecognized uncertain tax positions.

There were no material uncertain tax positions as of December 31, 2025 and 2024.

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact of adopting the standard and do not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In January 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures”. The amendment in ASU 2025-01 amends the effective date of ASC 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of is permitted. We are currently evaluating the impact of this amendment and do not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326)”. The amendments in this update provide: (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606: (1) as for practical expedient, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset; and (2) as for accounting policy election, an entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. We are currently evaluating the impact of adopting the standard and do not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

We do not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our consolidated balance sheets, consolidated statements of operations and comprehensive income (loss) and cash flows.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yingkai Xu	52	Chief Executive Officer, Chairman of the Board and Director
Jingzhu Ding	51	Director
Fengting Yin	46	Chief Financial Officer
Jianwei Xu(1)(2)(3)	51	Independent Director, Chair of the Nominating and Corporate Governance Committee, Member of the Audit Committee and Compensation Committee
Yang Xiao(1)(2)(3)	48	Independent Director, Chair of the Audit Committee, Member of the Nominating and Corporate Governance Committee and Compensation Committee
Faming Lu(1)(2)(3)	54	Independent Director, Chair of the Compensation Committee, Member of the Audit Committee and Nominating and Corporate Governance Committee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

The business address of each of the officers and directors is No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000

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

Jianwei Xu, Independent Director, Chair of the Nominating and Corporate Governance Committee, Member of the Audit Committee and Compensation Committee

Mr. Jianwei Xu has over 25 years of experience in the energy, manufacturing, and advanced materials sectors. Since September 2021, Mr. Xu has served as the Managing Director of Anluda Technology (Wuxi) Co., Ltd. In January 2022, he founded Wuxi Tangu Technology Co., Ltd. and currently serves as its Chairman. Since January 2023, he established Wuxi No.6 Element New Material Technology Co., Ltd., where he also serves as Founder and Chairman. From July 2011 to August 2022, Mr. Xu was the Vice General Manager of Wuxi Lihu Corporation Limited (300694), a public company in the industrial sector. From July 2014 to December 2017, he was General Manager of Wuxi Lihu Foundry Co., Ltd. Mr. Xu holds a Master’s degree in Business Administration from Southeast University, and a Bachelor’s degree in Urban Gas Engineering from Tianjin Chengjian University.

Yang Xiao, Independent Director, Chair of the Audit Committee, Member of the Nominating and Corporate Governance Committee and Compensation Committee

Mr. Xiao has over 15 years of experience in accounting and management consulting. Since March 2012, he has served as a shareholder and partner of Hanhua Qinye Management Consulting (Beijing) Co., Ltd., where he is responsible for developing and executing the firm’s business operation plan and has also acted as a financial advisor in Global Mofy’s IPO (NASDAQ: GMM). Since November 2008, he has been a partner of Bohan Furen (Beijing) Accounting Firm (General Partnership), where he participated in audit work for ET mobile. From March 2006 to December 2008, he was a certified public accountant at Beijing Huiyun Certified Public Accounting Co., Ltd. Between December 2004 and March 2006, he worked at Beijing Huaxia Tianhai Certified Public Accounting Firm, and from November 2002 to December 2004, he was with Beijing Huaxia Zhengfeng Certified Public Accounting Firm. Mr. Xiao began his career as a general ledger accountant at Beijing Shuanghe Modern Medicine Technology Co., Ltd. from September 2000 to February 2002, where he was responsible for overall accounting and audit matters. Mr. Xiao earned a bachelor’s degree in accounting from Beijing Wuzi University in July 2000. He has been a certified public accountant in the PRC since November 2002 and an international certified internal auditor since November 2007.

Faming Lu, Independent Director, Chair of the Compensation Committee, Member of the Audit Committee and Nominating and Corporate Governance Committee

Mr. Lu has more than 22 years of legal practice experience. Since October 2017, he has served as a partner at Shanghai Co-effort (Suzhou) Law Firm LLP. From August 2016 to September 2017, he worked as a lawyer at Jiangsu Zhuhui Law Firm, and from September 2007 to July 2016, he served as a lawyer at Jiangsu Shangtao Law Firm. From October 2003 to August 2007, he was a lawyer at Jiangsu Zhuhui Law Firm. Mr. Lu obtained a bachelor’s degree in philosophy from Jilin University in July 1997 and a master’s degree in law from Soochow University in July 2003.

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

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Executive Officer, Yingkai Xu, for a term of 3 years, which expired on September 20, 2025. The employment agreement has been renewed, effective as of September 20, 2025, to serve until his successor is duly appointed and qualified, or until his earlier death, resignation or removal, in accordance with the employment agreement. Mr. Xu is entitled to an annual base salary of USD 30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

On September 20, 2022, Mingteng International entered into an employment agreement with our Chief Financial Officer, Fengting Yin, for a term of 3 years, which expired on September 20, 2025. The employment agreement has been renewed, effective as of September 20, 2025, to serve until her successor is duly appointed and qualified, or until his earlier death, resignation or removal, in accordance with this Agreement. Ms. Yin is entitled to an annual base salary of USD 30,000 for each calendar year on a pro-rated basis, payable on a quarterly basis.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2025, we paid an aggregate of $144,406 as compensation to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. For the fiscal year ended December 31, 2024, we paid an aggregate of $128,899, which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors. For the fiscal year ended December 31, 2023, we paid an aggregate of $79,504, which is the total amount of base salary plus bonus, in cash to our executive officers and employee directors.

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

Audit Committee. Our Audit Committee consists of Jianwei Xu, Yang Xiao, and Faming Lu. Yang Xiao serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Yang Xiao qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC. We have filed an Audit Committee Charter as an exhibit to this registration statement. The primary duties of the Audit Committee are, among other things:

●	Make recommendations to the Board in relation to the appointment;

●	Re-appoint and remove the external auditor;

●	Monitor the reporting of our Company’s financial statements, annual reports, accounts and half-year reports; and

●	Review and supervise our financial controls, internal control and risk management systems.

Compensation Committee. Our compensation committee consists of Jianwei Xu, Yang Xiao, and Faming Lu. Faming Lu serves as the chairperson of our compensation committee. We have filed a Compensation Committee Charter as an exhibit to this registration statement. The primary duties of the compensation committee are, among other things:

●	Make recommendations to the Board in relation to our policy and structure for all Directors’ and senior management’s compensation;

●	Make recommendations to the Board on the compensation packages of individual directors and senior management personnel; and

●	Review performance-based compensation and ensure that none of the Directors determine their own compensation.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jianwei Xu, Yang Xiao, and Faming Lu. Jianwei Xu serves as the chairperson of our nominating committee. We have filed a Nominating Committee Charter as an exhibit to this registration statement. The primary duties of the Nominating Committee are, among other things:

●	Review the structure, size and composition of the Board on a regular basis

●	Identify individuals suitably qualified to become Board members

●	Assess the independence of independent directors; and

●	Make recommendations to the Board in relation to the appointment or re-appointment of Directors.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. See “Description of Class A Ordinary Shares-Differences in Corporate Law” for additional information on our directors’ fiduciary duties under Cayman Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

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

6.D. Employees

As of the date of this annual report and for the fiscal years ended December 31, 2025, 2024, and 2023 we have 190, 190, 150, and 123 employees, respectively. All of our employees are located in the PRC.

The following table sets out the number of our employees, excluding external experts, categorized by functions as of the date of this annual report:

Function	As of the date of This Annual Report	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Research and Development	25	25	19	19
Manufacturing	157	157	126	99
General and Administration	8	8	5	5
Total	190	190	150	123

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

The number and percentage of our Ordinary Shares beneficially owned are based on 24,989,545 Class A Ordinary Shares and 10,455 Class B Ordinary Shares authorized, and 5,028,406 Class A Ordinary Shares and 10,455 Class B Ordinary Shares issued and outstanding as of the date of this annual report. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of the Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to the following table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them.

Unless otherwise indicated in the footnotes, the address for each principal shareholder is No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000

Name	Class A Ordinary Shares Beneficially Owned	% of Class A	Class B Ordinary Shares Beneficially Owned	% of Class B	% of Total Voting Power (1)
Yingkai Xu (2)	1,530,045	30.42%	10,455	100.00%	33.20%
Jingzhu Ding (3)	1,530,045	30.42%	10,455	100.00%	33.20%
Fengting Yin	—	—	—	—	—
Jianwei Xu	—	—	—	—	—
Yang Xiao	—	—	—	—	—
Faming Lu	—	—	—	—	—
All executive officers and directors as a group (6 persons)	1,530,045	30.42%	10,455	100.00%	33.20%

Name	Class A Ordinary Shares	% of Class A	Class B Ordinary Shares	% of Class B	% of Total Voting Power (1)
YK Xu Holding Limited (2)	—	—	10,455	100.00%	3.99%
DJZ Holding Limited (3)	10,045	0.20%	—	—	0.19%

(1)	Holders of Class A Ordinary Shares are entitled to one (1) vote per share, and holders of Class B Ordinary Shares are entitled to twenty (20) votes per share. The percentage of total voting power is calculated based on an aggregate of 5,028,406 Class A Ordinary Shares outstanding and 10,455 Class B Ordinary Shares outstanding as of the date of this annual report. On such basis, the Company had a total of 5,237,506 votes outstanding.

(2)	Yingkai Xu, our Chief Executive Officer, Chairman of the Board and Director, is the ultimate beneficial owner of YK Xu Holding Limited, a British Virgin Islands company that holds 10,455 Class B Ordinary Shares, representing 100% of our Class B Ordinary Shares outstanding as of the date of this annual report. Mr. Xu has dispositive and voting control over such shares. Mr. Xu directly holds 1,520,000 Class A Ordinary Shares. In addition, Mr. Xu may be deemed to beneficially own 10,045 Class A Ordinary Shares held by DJZ Holding Limited, which is beneficially owned by Jingzhu Ding, his spouse.

(3)	Jingzhu Ding, our Director, is the ultimate beneficial owner of DJZ Holding Limited, a British Virgin Islands company that holds 10,045 Class A Ordinary Shares, representing approximately 0.20% of our Class A Ordinary Shares outstanding as of the date of this annual report. Ms. Ding has dispositive and voting control over such shares. In addition, 1,520,000 Class A Ordinary Shares held by Yingkai Xu and 10,455 Class B Ordinary Shares held by YK Xu Holding Limited, which is beneficially owned by Yingkai Xu, Ms. Ding’s spouse, may be deemed to be beneficially owned by Ms. Ding.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2025.

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

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, 2024 and 2023:

Name of related parties	Relationship with the Company
Yingkai Xu	Shareholder, CEO and Chairman of the Company.
Jingzhu Ding	Shareholder of the Company, wife of the CEO and Chairman.
Wuxi Kaiteng Mold Factory	Ms. Jingzhu Ding owns a 100% share.
Wuxi Diang Trading Co., Ltd	Mr. Yingkai Xu owns 40% equity interest.

Significant transactions with related parties were as follows:

	For the years ended December 31,
	2025	2024	2023
Transactions with related parties:
Wuxi Kaiteng Mold Factory	$380,388	$268,408	$293,226
Wuxi Diang Trading Co., Ltd	-	730,165	-

Total	$380,388	$998,573	$293,226

 In the fiscal years 2023, 2024 and 2025, the Company purchased processing services from Wuxi Kaiteng Mold Factory.

In the fiscal year 2024, the transactions with Wuxi Diang Trading Co., Ltd. represented loans provided by Wuxi Mingteng Mould to temporarily support the working capital needs of Wuxi Diang Trading Co., Ltd. Such loans were documented through a series of agreements, were non-interest bearing, and had a term of six months. As of December 31, 2024, Wuxi Diang Trading Co., Ltd. had fully repaid all outstanding amounts in accordance with the applicable agreements

	For the years ended December 31,
	2025	2024	2023
Transactions with related parties:
Wuxi Kaiteng Mold Factory	$36,920	$-	$-

Total	$36,920	$-	$-

In the fiscal year 2025, the Company sales mechanical equipment to Wuxi Kaiteng Mold Factory.

The following represented related party balances as of December 31, 2025 and 2024:

	As of December 31,
Amounts due to related parties	2025	2024
Wuxi Kaiteng Mold Factory	$308,822	$240,166

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

Dividend Policy

In addition to approximately $0.35 million dividends paid in December 2022, we have not made any dividends or distributions to investors and no investors have made transfers, dividends, or distributions to Mingteng International or its subsidiaries. The management of PRC subsidiaries has no plan to distribute dividends to foreign subsidiaries in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to support operations and finance the growth and development of our business. Any future determination relating to our dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the Board of Directors may deem relevant.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on the receipt of funds from our PRC Subsidiaries. Dividend distributions from our PRC Subsidiaries to us are subject to PRC taxes, such as withholding tax. In addition, regulations in the PRC currently permit the payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. PRC regulations may restrict the ability of our PRC Subsidiaries to pay dividends to us. See “Item 4.B. - Regulation - Regulations on Foreign Exchange” and “Item 4.B. - Regulation - Regulations on Dividend Distributions.”

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “MTEN.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act (as revised), insofar as they relate to the material terms of our Class A Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which has been incorporated by reference herewith as an exhibit to this annual report (and which we refer to in this section as the “Articles”).

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

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more Shareholders representing at least one-third of the voting rights of all of the issued shares of Mingteng International.

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

Under existing PRC foreign exchange regulations, payment of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. Therefore, our PRC Subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulations, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from, or registration with, appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. Current PRC regulations permit our PRC Subsidiaries to pay dividends to Mingteng International only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. Cayman Islands law prescribes that a company may only pay dividends out of its profits or share premium, and that a company may only pay dividends if, immediately following the date on which the dividend is paid, the company remains able to pay its debts as they fall due in the ordinary course of business. Other than that, there are no restrictions on Mingteng International’s ability to transfer cash to investors. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - To the extent cash or assets in the business are in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets,” and “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Mingteng International is a holding company and will rely on dividends paid by our PRC Subsidiaries for our cash needs. Any limitation on the ability of our PRC Subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our Class A Ordinary Shares.”

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

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

However, if the PRC tax authorities determine that Mingteng International is a PRC resident enterprise for EIT purposes, we may be required to withhold a 20% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event that we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Mingteng International would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Mingteng International is treated as a PRC resident enterprise.

Provided that Mingteng International is not deemed to be a PRC resident enterprise, holders of our Class A Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Circular 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 7, and we may be required to expend valuable resources to comply with SAT Circular 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information - 3.D. Risk Factors - Risks Relating to Doing Business in China - Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations relating to the ownership and disposition of our Class A Ordinary Shares by a U.S. holder (as defined below) that holds our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, banks or other financial institutions, insurance companies, broker-dealers, pension plans, cooperatives, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), holders who are not U.S. holders, holders who own (directly, indirectly, or constructively) 10% or more of our voting stock, holders who will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations with respect to the ownership and disposition of our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

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

Based upon our income and assets and the value of our Class A Ordinary Shares, we do not believe that we were a PFIC for the taxable years ended December 31, 2024 and 2023, and do not anticipate becoming a PFIC in the foreseeable future.

Although we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and 2023 and do not anticipate becoming a PFIC in the foreseeable future, the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market value of our Class A Ordinary Shares from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. holder held our Class A Ordinary Shares.

The discussion below under “Dividends” and “Sale or Other Disposition of Class A Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our Class A Ordinary Shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income will generally be subject to tax on dividend income from a “qualified foreign corporation” at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the United States. In the event that we are deemed to be a resident enterprise under the PRC EIT Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A Ordinary Shares. Each non-corporate U.S. holder is advised to consult their tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our Class A Ordinary Shares. Dividends received on the Class A Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the EIT Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our Class A Ordinary Shares. (See “Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares - People’s Republic of China Taxation”). In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on Class A Ordinary Shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of Class A Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long-term if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the EIT Law and gain from the disposition of the Class A Ordinary Shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our Class A Ordinary Shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. Since we plan to have our Class A Ordinary Shares listed on Nasdaq, and provided that the Class A Ordinary Shares will be regularly traded on Nasdaq, a U.S. holder holds Class A Ordinary Shares will be eligible to make a mark-to-market election if we are or were to become a PFIC. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC, any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the Class A Ordinary Shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our Class A Ordinary Shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our Class A Ordinary Shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

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

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Our interest rate risk arises primarily from short-term borrowings. Borrowings issued at fixed rates expose us to cash flow interest rate risk and fair value interest rate risk respectively.

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

14.E. Use of Proceeds

The IPO in April 2024

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-270953), as amended, including the annual report contained therein, which registered 1,050,000 Ordinary Shares and was declared effective by the SEC on March 29, 2024, for our initial public offering, which completed on April 22, 2024 at an initial offering price of $4.00 per Ordinary Share. Craft Capital Management LLC was the representative of the underwriters.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, our expenses incurred and paid to others totaled approximately $1.48 million, which included $0.36 million for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately $2.72 million from our initial public offering.

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

As of the date of this annual report, we have used net proceeds received from the above public offerings for internal investment, deposit for potential acquisition, and general corporate purposes. We still intend to use the remainder of the proceeds from the above public offerings as disclosed in the respective registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

2025 Private Placement

On November 12, 2025, the Company entered into securities purchase agreements with certain investors pursuant to which the Company agreed to issue and sell an aggregate of 15,000,000 Class A Ordinary Shares, par value $0.00001 per share, at a purchase price of $1.00 per share, for aggregate gross proceeds of $15,000,000. The Company received the purchase price on November 12, 2025 and issued 15,000,000 Class A Ordinary Shares on November 14, 2025. The issuance of the Class A Ordinary Shares was conducted as a private placement and was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof and Regulation D and/or Regulation S promulgated thereunder.

As of the date of this annual report, we have used net proceeds received from the above private placement for internal investment.

At-the-Market Offering Program

On December 4, 2025, the Company entered into a sales agreement with AC Sunshine Securities LLC (“Sales Agreement”), pursuant to which the Company may offer and sell from time to time Class A Ordinary Shares having an aggregate offering price of up to $100,000,000 through an “at-the-market” offering program under the Company’s shelf registration statement on Form F-3(No. 333- 287843).

Under the Sales Agreement, shares may be sold from time to time through AC Sunshine Securities LLC acting as the Company’s sales agent at prevailing market prices on The Nasdaq Capital Market or otherwise in accordance with applicable law. The Company agreed to pay the sales agent a commission of up to 3.5% of the gross proceeds from any sales under the Sales Agreement.

As of January 21, 2026, the Company had sold an aggregate of 1,112,845 Class A Ordinary Shares under the ATM program for gross proceeds of approximately $20.6 million, resulting in net proceeds of approximately $18.0 million after deducting commissions and offering expenses. The Company had approximately $79.4 million of remaining capacity available for issuance under the ATM facility as of the date of this annual report.

As of the date of this annual report, we have not used net proceeds received from the above public offerings for internal investment, deposit for potential acquisition, and general corporate purposes.

2026 Private Placement

On April 13, 2026, the Company, entered into securities purchase agreements with certain investors, including its Chief Executive Officer, Mr. Yingkai Xu, for the issuance and sale of an aggregate of 3,800,000 Class A Ordinary Shares, par value $0.002 per share, at a purchase price of $0.25 per share, for total gross proceeds of $950,000.

Of the total shares issued, Mr. Yingkai Xu purchased 1,520,000 Class A Ordinary Shares, and the remaining 2,280,000 Class A Ordinary Shares were purchased by other investors. Mr. Xu participated in the transaction on the same terms and conditions as the other investors. The transaction involving Mr. Xu was reviewed and approved by the Company’s board of directors in accordance with its related party transaction policies.

The Company received the proceeds from the share issuance on April 17, 2026 and completed the issuance of the Class A Ordinary Shares on April 21, 2026. The shares were issued in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to applicable exemptions, including Section 4(a)(2), Regulation D and/or Regulation S.

As of the date of this annual report, we have not used net proceeds received from the above public offerings for internal investment, deposit for potential acquisition, and general corporate purposes.

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

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to produce timely and accurate financial statements and may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If that were to happen, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could lead to a decline in the market price of our Class A Ordinary Shares and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. We may also be required to restate our financial statements for prior periods. See “Item 3. Key Information - Item 3.D. Risk Factors-Risks Relating to Our Business and Industry - If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses in financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than $1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Audit Committee consists of Jianwei Xu, Yang Xiao, and Faming Lu. Yang Xiao serves as the chair of our audit committee. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Exchange Act. Our Board of Directors has determined that Ronghua Xu qualifies as an audit committee financial expert and has the accounting or financial management expertise as required under Item 407(d)(5)(ii) and (iii) of Regulation S-K of the SEC.

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

Item 16C. Principal Accountant Fees and Services

HTL International, LLC was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended December 31, 2025 and December 31, 2024. Audit services provided by HTL International, LLC for fiscal year ended December 31, 2025 included the examination of the consolidated financial statements of the Company

Wei, Wei & Co., LLP was appointed by the Company to serve as its independent registered public accounting firm for the fiscal year ended December 31, 2023. Audit services provided by Wei, Wei & Co., LLP for fiscal years ended December 31, 2023, December 31, 2022 and 2021 included the examination of the consolidated financial statements of the Company.

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

	Year Ended December 31,
Services	2023	2024	2025
	USD	USD	USD
Audit Fees (1) -Wei, Wei & Co., LLP	335,000	-	-
Audit Fees(2)- HTL International, LLC	-	300,000	180,000
Total	335,000	300,000	180,000

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

On November 27, 2025, we obtained an exemption letter from our Cayman counsel, Mourant Ozannes (Cayman) LLP, relying on Nasdaq Marketplace Rule 5615(a)(3), which allows foreign private issuers to follow home country practice with respect to certain corporate governance requirements.

Despite relying on these exemptions, we continue to adhere to certain Nasdaq corporate governance requirements, such as maintaining a majority of independent directors on our board, conducting regular executive sessions attended solely by independent directors, and ensuring that our audit committee is comprised entirely of independent directors who meet the qualifications set forth in Rule 10A-3 under the Exchange Act. We may, in the future, rely on other exemptions under Nasdaq rules to follow home country practices for additional corporate governance requirements. See “Item 3. Key Information - Item 3.D. Risk Factors - Risks Relating to Our Class A Ordinary Shares - We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.”

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

We have not encountered cybersecurity risks, threats, or incidents that have materially affected or are reasonably likely to materially affect the Company, our business strategy, results of operations, or financial condition during the financial year ended December 31, 2025.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1

Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 to our registration statement on Form 6-K (File No. 001-42024), as amended, initially filed with the SEC on January 22, 2026)

2.1*	Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

2.2	Form of Underwriter’s Warrant (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, filed with the SEC on March 11, 2024)

4.1*	Translation of Employment Agreement by and between Mingteng International Corporation Inc. and Yingkai Xu

4.2*	Translation of Employment Agreement by and between Mingteng International Corporation Inc. and Fengting Yin

4.3	Director Offer Letter by and between the Registrant and Jianwei Xu (incorporated by reference to Exhibit 10.1 to our registration statement on Form 6-K (File No. 001-42024), as amended, initially filed with the SEC on July 16, 2025)

4.4	Director Offer Letter by and between the Registrant and Yang Xiao (incorporated by reference to Exhibit 10.1 to our registration statement on Form 6-K (File No. 001-42024), as amended, initially filed with the SEC on August 26, 2025)

4.5	Director Offer Letter by and between the Registrant and Faming Lu (incorporated by reference to Exhibit 10.1 to our registration statement on Form 6-K (File No. 001-42024), as amended, initially filed with the SEC on October 3, 2025)

4.6	Director Offer Letter with Jingzhu Ding (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

4.7	Form of Purchase Contract by and between Wuxi Mingteng Mould Technology Co., Ltd and supplier (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on March 29, 2023)

4.8	Form of Sales Contract by and between Wuxi Mingteng Mould Technology Co., Ltd and customer (incorporated by reference to Exhibit 10.8 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on March 29, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on March 29, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.5 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on May 26, 2023)

11.2	Insider Trading Policies (incorporated by reference to Exhibit 19.1 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Wei, Wei & Co., LLP

15.2*	Consent of HTL International, LLC

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 99.6 to our registration statement on Form F-1 (File No. 333-270953), as amended, initially filed with the SEC on November 22, 2023)

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Mingteng International Corporation Inc.

By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

Date: April 30, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MINGTENG INTERNATIONAL CORPORATION INC.

For The Years Ended December 31, 2025, 2024 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mingteng International Corporation Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mingteng International Corporation Inc. (the “Company”) and its subsidiaries as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

April 30, 2026

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

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditors from 2022 to 2024.

Flushing, New York

May 14, 2024

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
Current Assets
Cash and cash equivalents	$1,452,992	$2,080,715
Short-term investments	177,982	-
Accounts receivable, net	4,962,425	4,171,809
Other receivables-bank acceptance notes, net	1,555,085	971,044
Advances to suppliers	48,351	122,456
Other receivables	50,281	15,690
Inventories, net	1,558,819	1,183,572
Contract costs, net	49,763	96,656
Total current assets	9,855,698	8,641,942

Non-current Assets
Property and equipment, net	4,895,479	3,857,200
Intangible assets	44,067	67,710
Operating lease right-of-use assets, net	1,115,209	38,133
Long-term investments	-	1,356,618
Other assets, non-current	15,345,231	-
Total non-current assets	21,399,986	5,319,661

Total Assets	$31,255,684	$13,961,603

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,422,718	$1,391,130
Accounts payable	3,609,798	1,276,419
Other payables and other current liabilities	2,152,100	1,466,908
Income tax payable	292,848	362,734
Advance from customers	108,356	515,650
Amounts due to related parties	308,822	240,166
Current portion of lease liabilities	406,845	13,006
Total current liabilities	8,301,487	5,266,013

Non-current Liabilities
Deferred tax liabilities	173,195	221,551
Non-current portion of lease liabilities	727,228	20,408
Total non-current liabilities	900,423	241,959
Total liabilities	9,201,910	5,507,972

Commitments and contingencies

Shareholders’ Equity:
Ordinary shares (Par value $0.002 per share, 25,000,000 shares authorized, 34,198 shares issued and outstanding as of December 31, 2024)	-	68
Class A Ordinary shares (Par value $0.002 per share, 24,989,545 shares authorized, 101,275 issued and outstanding as of December 31, 2025)	202	-
Class B Ordinary shares (Par value $0.002 per share, 10,455 shares authorized, 10,455 issued and outstanding as of December 31, 2025)	21	-
Additional paid-in capital	22,832,075	7,620,339
Statutory reserves	465,572	465,572
Retained earnings (accumulated deficit)	(999,866)	787,211
Accumulated other comprehensive loss	(244,230)	(419,559)
Total shareholders’ equity	22,053,774	8,453,631

Total Liabilities and Shareholders’ Equity	$31,255,684	$13,961,603

*	Giving retroactive effect on the 200 to 1 reverse share split to the issued and outstanding Class A and Class B Ordinary Shares effected on January 26, 2026, all share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented, unless otherwise indicated. (Note 12)

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2025	2024	2023
Revenues	$11,664,925	$10,120,257	$8,225,911
Cost of revenues	(9,038,953)	(7,052,835)	(4,902,078)
Gross profit	2,625,972	3,067,422	3,323,833

Operating expenses:
Selling expenses	(167,906)	(150,418)	(153,213)
General and administrative expenses	(2,103,419)	(7,395,559)	(797,140)
Research and development expenses	(777,695)	(634,046)	(630,752)
Total operating expenses	(3,049,020)	(8,180,023)	(1,581,105)

Income (loss) from operations	(423,048)	(5,112,601)	1,742,728

Other income (expenses):
Government subsidies	114,057	651,267	129,138
Interest income	998	1,226	4,459
Interest expense	(38,690)	(36,769)	(59,477)
Other-than-temporary impairment	(1,356,618)	(1,121,382)	-
Other income (expense), net	(44,040)	19,183	34,440
Total other income (expenses), net	(1,324,293)	(486,475)	108,560

Income (loss) before income taxes	(1,747,341)	(5,599,076)	1,851,288

Provision for income taxes	(39,736)	(80,006)	(344,586)

Net income (loss)	$(1,787,077)	$(5,679,082)	$1,506,702

Comprehensive income (loss)
Net income (loss)	$(1,787,077)	$(5,679,082)	$1,506,702
Foreign currency translation adjustment	175,329	(37,187)	(133,740)
Total comprehensive income (loss)	$(1,611,748)	$(5,716,269)	$1,372,962

Earnings (losses) per share
- Basic and diluted earnings per ordinary share	-	(194.28)	54.92
- Basic and diluted earnings per Class A Ordinary Share *	$(39.34)	$-	$-
Weighted average number of ordinary shares outstanding
- Weighted average ordinary shares outstanding	-	34,198	25,000
- Weighted average Class A Ordinary Shares outstanding *	45,422	-	-

*	Giving retroactive effect on the 200 to 1 reverse share split to the issued and outstanding Class A and Class B Ordinary Shares effected on January 26, 2026, all share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented, unless otherwise indicated. (Note 12)

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares*		Class A Ordinary Shares*		Class B Ordinary Shares*		Additional Paid-in	Statutory	(Accumulated Deficit) Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	reserves	earnings	(Loss) Income	Equity
Balance as of December 31, 2022	25,000	50	-	-	-	-	$897,308	$465,572	$4,959,591	$(248,632)	$6,073,889
Net Income	-	-	-	-	-	-	-		1,506,702	-	1,506,702
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	(133,740)	(133,740)
Balance as of December 31, 2023	25,000	50	-	-	-	-	$897,308	$465,572	$6,466,293	$(382,372)	$7,446,851
Net loss	-	-	-	-	-	-	-		(5,679,082)	-	(5,679,082)
Foreign currency translation	-	-	-	-	-	-	-	-	-	(37,187)	(37,187)
Shares issued in connection with initial public offering	6,038	12	-	-	-	-	2,314,837	-	-		2,314,849
Exercise of Underwriter Warrants	60	-	-	-	-	-	-	-	-	-	-
Issuance of ordinary shares in connection with 2024 Equity Incentive Plan	3,100	6	-	-	-	-	4,408,194	-	-	-	4,408,200
Balance as of December 31, 2024	34,198	$68	-	$-	-	$-	7,620,339	465,572	787,211	(419,559)	8,453,631
Net loss	-	-	-	-	-	-	-		(1,787,077)	-	(1,787,077)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	-	175,329	175,329
Re-designation of authorized ordinary shares	(34,198)	(68)	23,743	47	10,455	21	-	-	-	-	-
Exercise of underwriter warrants	-	-	87	-	-	-	-	-	-	-	-
Issuance of Class A Ordinary shares	-	-	77,445	155	-	-	15,211,736	-	-	-	15,211,891
Balance as of December 31, 2025	-	$-	101,275	$202	10,455	$21	22,832,075	465,572	(999,866)	(244,230)	22,053,774

*	Giving retroactive effect on the 200 to 1 reverse share split to the issued and outstanding Class A and Class B Ordinary Shares effected on January 26, 2026, all share and per share amounts presented in the accompanying consolidated financial statements have been retrospectively adjusted to reflect the reverse share split for all periods presented, unless otherwise indicated. (Note 12)

The accompanying notes are an integral part of these Consolidated Financial Statements.

MINGTENG INTERNATIONAL CORPORATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2025	2024	2023
Cash flows from operating activities
Net income (loss)	$(1,787,077)	$(5,679,082)	$1,506,702
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property and equipment	582,643	515,982	404,881
Amortization of intangible assets	24,779	6,213	-
Amortization of right-of-use assets	128,427	1,031	97,095
Gain on short-term investments	(4,685)	-	-
Share-based compensation expenses	-	4,408,200	-
Impairment loss on long-term investments	1,356,618	1,121,382	-
Provision for impairment of inventory	85,646	55,510	5,936
Provision for impairment of contract costs	15,201	11,827	-
Allowance for credit losses	42,548	(6,650)	(5,079)
Deferred income tax	(52,534)	(21,916)	254,224
Loss on disposal of property and equipment	69,297	24,905	648
Changes in operating assets and liabilities:
Accounts receivable	(727,322)	(705,865)	(1,129,372)
Other receivables-bank acceptance notes	(553,016)	(511,554)	302,846
Advances to suppliers	75,453	196,125	(151,983)
Other receivables	(32,280)	28,631	(35,657)
Inventories	(428,455)	(39,787)	(180,335)
Contract costs	33,102	(109,388)	-
Accounts payable	1,538,831	75,993	348,641
Advances from customers	(412,310)	120,746	343,470
Other payables	(183,980)	7,696	-
Payroll payable	279,829	134,421	(32,932)
Taxes payable	(76,875)	662,925	(269,691)
Amounts due to related parties	62,193	3,422	(70,819)
Prepayment for lease related deposits	(35,000)	-	-
Change in operating lease liabilities	(105,115)	(5,794)	(88,586)
Net cash provided by (used in) operating activities	(104,082)	294,973	1,299,989

Cash flows from investing activities
Purchase of property and equipment	(1,006,113)	(945,918)	(761,792)
Purchase of intangible asset	-	(37,698)	-
Proceeds from disposal of property and equipment	47,451	28,083	-
Purchase of long-term investment	-	(2,478,000)	-
Prepayment for acquisition related deposits	(14,951,955)	-	-
Purchase of short-term investments	(1,995,134)	-	-
Maturities of short-term investments	1,824,679	-	-
Net cash used in investing activities	(16,081,072)	(3,433,533)	(761,792)

Cash flows from financing activities
Proceeds from short-term loans	2,799,992	1,404,163	1,419,094
Repayment of short-term loans	(2,799,992)	(280,833)	(2,483,415)
Proceeds from initial public offering, net	-	3,293,096	-
Payments of deferred offering costs	-	(264,950)	(172,179)
Proceeds from third party loans	310,598	-	-
Cash receipts from equity issuance, net of issuance cost	15,211,891	-	-
Principal payments under finance lease obligations	-	-	(12,488)
Net cash provided by (used in) financing activities	15,522,489	4,151,476	(1,248,988)

Effect of foreign exchange rate change on cash and cash equivalents	34,942	11,563	(26,296)
Net increase (decrease) in cash and cash equivalents	(627,723)	1,024,479	(737,087)
Cash and cash equivalents at the beginning of the year	2,080,715	1,056,236	1,793,323
Cash and cash equivalents at the end of the year	$1,452,992	$2,080,715	$1,056,236

Supplemental disclosures of cash flow information:
Interest paid	$38,093	$36,769	$59,477
Income taxes paid	$168,048	$113,108	$205,761
Non-cash investing activities:
Right-of-use assets acquired under operating lease	$1,184,423	$39,526	$-
Liabilities incurred for purchases of property and equipment	$745,665	$208,651	$21,257
Liabilities incurred for purchase of intangible assets	$-	$36,859	$-

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

Wuxi Mingteng Mould Technology Co., Ltd. (“Wuxi Mingteng Mould”) is a limited liability company incorporated on December 15, 2015 under the laws of the PRC. Wuxi Mingteng Mould is a wholly owned subsidiary of Ningteng WFOE and is the Company’s operating entity. Wuxi Mingteng Mould is primarily engaged in providing clients with comprehensive and personalized mold services and solutions in the PRC, including mold design and development; mold production, repair, testing and adjustment.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 5,250 ordinary shares with a nominal or par value of $0.002 per share and offering price at $800.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, Mingteng International issued additional shares of 788, which related to the over-allotment arrangement, with nominal or par value of $0.002 per share and offering price at $800.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of $3,293,096.

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

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. The Company maintains its bank accounts in Mainland China, Hong Kong and Cayman Islands. On May 1, 2015, China’s new Deposit Insurance Regulation became effective, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. The insurance limit is RMB 500,000 (approximately $71,136) for each bank account.

Short-term investments

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investments primarily include investments in fixed deposits with maturities within six months.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable, net

Accounts receivables are stated at the original amount less an allowance for credit loss. Accounts receivables are recognized in the period when the Company has provided products or services to its customers and when its right to consideration is unconditional. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company has developed a current expected credit loss (“CECL”) model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Accounts receivable balances are written off after all collection efforts have been exhausted.

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

The Company’s financial assets subject to the CECL model mainly include accounts receivable, bank acceptance notes and other receivables and deposits in other assets, non-current.

For accounts receivable and bank acceptance notes, the Company estimates the loss rate based on historical experience, the age of the receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. For other receivables and other assets, non-current, the Company reviews other receivables and other assets, non-current on a periodic basis and makes allowances on an individual basis when there is doubt as to the collectability. Receivables are written off after all collection efforts have been exhausted.

For the years ended December 31, 2025, 2024 and 2023, allowance of credit losses made by the Company were mainly generated from accounts receivable.

Bank acceptance notes

Bank acceptance notes generally due within six months and with specific payment terms and definitive due dates, are comprised of the notes issued by some customers to pay certain outstanding receivable balances to the Company. Bank acceptance notes do not bear interest. From time to time, the Company endorses bank acceptance notes receivable to its suppliers as payment of material purchase. The bank acceptance notes receivable is considered sold and derecognized from balance sheets when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the note receivables, and the Company has surrendered control over the transferred note receivable. If the Company does not surrender control, the cash received from the purchaser is accounted for as a secured borrowing.

Advances to suppliers

Advances to suppliers consist of balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide goods or services to the Company or refund an advance. For the years ended December 31, 2025, 2024 and 2023, there was no allowance of advances to suppliers.

Inventories, net

Inventories consist of raw materials, work in process and finished goods, and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Company periodically evaluates its inventories and will record an allowance for inventories that are either slow-moving, may not be saleable or whose cost exceeds its net realizable value. For the years ended December 31, 2025, 2024 and 2023, the Company made provision for inventory obsolescence of $85,646, $55,510 and $5,936, respectively.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Estimated useful lives are as follows, taking into account the assets’ estimated residual value of 0%-5%:

Category	Estimated useful lives
Electronic equipment	3-5 years
Vehicles	5 years
Machinery and equipment	5-10 years
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets

Intangible assets

Intangible asset is software license, which are purchased from a third party and initially recorded at cost and amortized on a straight-line basis over the service term of 3 years. The amortization for intangible asset amounted to $24,779, $6,213 and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Estimated useful lives for intangible asset as follows:

Category	Estimated useful lives
License	3 years

Impairment of long-lived assets

Long-lived assets of the Company are reviewed for impairment in accordance with ASC 360, “Property, Pant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

For the years ended December 31, 2025, 2024, and 2023, no impairment charges were recognized.

Long-term investment

The Company’s equity investments without readily determinable fair value are a long-term investment in an unlisted company. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative under ASC 321, Investments — Equity Securities (“ASC 321”) to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when an orderly transaction for identical or similar investments of the same issuer was identified or when there are events or changes in circumstances that may have a significant adverse effect. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3).

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company makes a qualitative assessment of whether the equity investments are impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in the statements of operations and comprehensive (loss) income equal to the difference between the carrying value and fair value.

Deferred offering costs

Deferred offering costs are expenses directly related to the Company’s initial public offering (“IPO”). The deferred offering costs were offset against the IPO proceeds and reclassified to additional paid-in capital upon completion of the IPO in April 2024.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

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

The Company reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Company will derecognize ROU assets and liabilities, with a difference recognized in the income statement on the contract termination.

Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of lease liabilities, and non-current portion of lease liabilities, on the Company’s consolidated balance sheets.

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

The Company’s main business income is divided into three categories, one is mold production, that is, contracts are signed to sell molds widely used in automobiles, valves, water pumps and other industries according to the customer’s needs. Second is mold repair, which provides customers with mold repair service, or provides sales of mold components. Last is providing customers with machining services, using the Company’s remaining capacity to provide customers with external processing services. Revenues represent the amount of consideration that the Company is entitled to in exchange for the transfer of promised goods or services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of promised goods or services to the customer. The Company elect to account for shipping and handling activities as a fulfillment cost rather than as a separate performance obligation, of which was expensed as incurred and amounted to $103,817, $91,001 and $61,801 for the years ended December 31, 2025, 2024 and 2023, respectively.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The following table presents revenues by major revenue types for the years ended December 31, 2025, 2024 and 2023, respectively:

	For the Year Ended December 31,
	2025	2024	2023
Mold production	$7,562,777	$6,872,483	$6,639,632
Mold repair	1,102,217	1,103,741	1,084,881
Machining services	2,999,931	2,144,033	501,398
Total	$11,664,925	$10,120,257	$8,225,911

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Contract Balances

The Company classifies its right to consideration in exchange for services or products transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Company recognizes accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. A contract asset is recorded when the Company has transferred services or products to the customer before payment is received or is due, and the right to consideration is conditional on future performance or other factors in the contract. As of December 31, 2025 and 2024, the Company had no contract assets.

The Company capitalizes incremental costs incurred to fulfill contracts that (1) relate directly to the contract, (2) are expected to generate resources that will be used to satisfy the performance obligation under the contract, and (3) are expected to be recovered through revenue generated under the contract. The compensation expenses of workforce hired and depreciation of certain equipment and overheads for the purpose of providing certain machining services are considered incremental costs to fulfill the contracts. These contract costs are recorded as cost of revenues upon the recognition of the related revenues. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. As of December 31, 2025 and 2024, the Company had deferred contract costs of $49,763 and $96,656, respectively. Impairment for contract costs amounted to $15,201, $11,827 and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

Contract liabilities are recognized if the Company receives consideration prior to satisfying the performance obligations, which are customer advances. The consideration received from customers related to the remaining arrangements are included in advance from customer balance.

As of December 31, 2025 and 2024, advance from customers amounted to $108,356 and $515,650, respectively. During the years ended December 31, 2025, 2024 and 2023, the Company recognized revenue that were previously deferred as contract liabilities amounted to $515,650, $399,735 and $60,515, respectively.

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

Selling expenses

Selling expenses primarily consist of (i) marketing promotion expenses to attract or retain consumers and increase company’s visibility, and labor costs and expenses for the salesman; and (ii) traveling expenses for the staffs. The marketing promotion expenses amounted to $56,000, $30,892 and nil for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Government subsidies

Government subsidies refer to the monetary assets that a company obtains from the government for free. The government subsidies received by Wuxi Mingteng Mould mainly include high-tech enterprise recognition bonuses. The Company believes that these government subsidies are not related to daily business activities and are treated as other income.

Government subsidies for the years ended December 31, 2025, 2024 and 2023, were $114,057, $651,267 and $129,138, respectively.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income taxes

Mingteng International’s subsidiaries in the PRC and Hong Kong are subject to the income tax laws of the PRC and Hong Kong. No taxable income was generated outside the PRC for the years ended December 31, 2025, 2024 and 2023. Current income taxes are provided on the basis of net (loss) income for financial reporting purposes and adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and are determined by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse to the temporary differences between the financial statements’ carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset deferred tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity.

A valuation allowance is provided to reduce the amount of deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred income tax assets will not be realized. The effect on deferred income taxes arising from a change in tax rates is recognized in the consolidated statements of comprehensive (loss) income in the period of change.

The Company applies a “more likely than not” recognition threshold in the evaluation of uncertain tax positions. The Company recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities, tax audits, and expiry of statutory limitations. In addition, changes in facts, circumstances and new information may require the Company to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and reassessed. Adjustments, if required, are recorded in the Company’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Company records interest and penalties related to unrecognized tax benefits (if any) in interest expenses and general and administrative expenses, respectively. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is 13%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements. All of the VAT returns filed by Mingteng International’s subsidiaries in the PRC have been and remain subject to examination by the tax authorities for five years from the date of filing.

(Losses) earnings per share

Mingteng International computes (losses) earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing the (loss) income available to ordinary shareholders of Mingteng International by the weighted average ordinary shares outstanding during the period. Class B shares were excluded from the calculation of earnings per share because they do not possess any economic interests. Diluted net (losses) earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. Potential ordinary shares include warrants, unless they were anti-dilutive. The computation of diluted net (losses) earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. a decrease in loss per share amounts or an increase in earnings per share amounts) on net (loss) income per share.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

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

Comprehensive (loss) income

Comprehensive (loss) income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of foreign currency translation adjustments from the Company’s PRC subsidiaries not using U.S. dollar as their functional currency.

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

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements, representing exchange rate of the People’s Bank of China (PBOC):

	As of December 31,		Years Ended December 31,
	2025	2024	2025	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profit/Loss	Profit/Loss	Profit/Loss
RMB:1USD	7.0288	7.1884	7.1429	7.1217	7.0467

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

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 (approximately $71,136) for one bank. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents and short-term investments are financially sound based on public available information.

Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

The total bank deposit balance was $1,450,516, and the bank deposit balance of Mingteng International amounted to $27,014 as of December 31, 2025. The total bank deposit balance was $2,076,738, and the bank deposit balance of Mingteng International was $171,327 as of December 31, 2024. Total amounts in excess of the insurance coverage were $1,256,549 and $1,884,691 as of December 31, 2025 and, 2024, respectively.

The functional currency and the reporting currency of the Company is USD, while the functional currency of the Company’s PRC subsidiaries is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the USD against the RMB was 2.22% for the year ended December 31,2025 and the appreciation of the USD against the RMB was 1.49% and 1.70% for the year ended December 31, 2024 and 2023. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Company. As a result, the depreciation of the USD against RMB would result in foreign currency translation gain when translating the net assets of the Company from RMB into USD.

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

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage the Company interest rate risk exposure.

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

Employee benefits

Pursuant to the relevant laws and regulations of the PRC, the Company’s subsidiaries in mainland China participate in a defined contribution of basic pension insurance in the social insurance system established and managed by government organizations. The Company makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are charged to costs of revenues and operating expenses as the related services are rendered by the employees. Employee social benefits included as costs of revenues and operating expenses were $489,212, $332,937 and $58,675 for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Recent Accounting Pronouncements Adopted

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. This ASU will likely result in us including the additional required disclosures when adopted. The Company adopted this standard for its financial statements for the year ended December 31, 2024 and applied this standard retrospectively for all prior periods presented in the financial statements. ASU 2023-07 has no material impact on the Company’s unaudited consolidated financial statements.

Recent Accounting Pronouncements Issued but not yet Adopted

In December 2023, the FASB issued ASU 2023-09 Income Taxes (Topics 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. For public business entities, the amendments in this update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2024, the FASB issued ASU 2024-03, “Reporting Comprehensive Income — Expense Disaggregation Disclosures”, which focuses on improving the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In January 2025, the FASB issued ASU 2025-01, “Income Statement — Reporting Comprehensive Income—Expense Disaggregation Disclosures”. The amendment in ASU 2025-01 amends the effective date of ASC 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of is permitted. The Company is currently evaluating the impact of this amendment and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments — Credit Losses (Topic 326)”. The amendments in this update provide: (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606: (1) as for practical expedient, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset; and (2) as for accounting policy election, an entity other than a public business entity that elects the practical expedient is permitted to make an accounting policy election to consider collection activity after the balance sheet date when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of operations and comprehensive (loss) income and cash flows.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
Trade accounts receivable	$5,022,167	$4,187,946
Less: allowance for credit losses	(59,742)	(16,137)
Accounts receivable, net	$4,962,425	$4,171,809

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The movement of allowance of credit losses is as follows:

	For the Years Ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$(16,137)	$(23,064)	$(28,594)
Reversal (provision) during the year	(42,548)	6,650	5,079
Foreign exchange difference	(1,057)	277	451
Balance at end of the year	$(59,742)	$(16,137)	$(23,064)

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	As of December 31,
	2025	2024
Raw material	$96,982	$54,163
Work in process	199,127	230,646
Goods in transit	1,424,186	971,550
Inventories provision	(161,476)	(72,787)
Total inventories	$1,558,819	$1,183,572

The movement of provision for inventory was as follows:

	For the Years Ended December 31,
	2025	2024	2023
Balance at the beginning of the year	$(72,787)	$(18,058)	$(12,359)
Provision during the year	(85,646)	(55,510)	(5,936)
Foreign exchange difference	(3,043)	781	237
Balance at end of the year	$(161,476)	$(72,787)	$(18,058)

The goods in transit to customers are still included in the inventory until the customer inspected and confirmed acceptance. Once obtaining the customer’s acceptance notice, the balance of goods in transit will be recognized in cost of revenues.

NOTE 5 - LONG-TERM INVESTMENT

The total carrying value of equity investments without readily determinable fair value that do not qualify for the NAV practical expedient held as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
Initial cost basis	$2,478,000	$2,478,000
Cumulative impairment	(2,478,000)	(1,121,382)
Total carrying value	$-	$1,356,618

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

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The Company evaluated the impairment indicators as described in ASC 321-10-35-3 at each reporting date and estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the entity has to recognize an impairment loss in net income equal to the difference between the carrying value and fair value. During the year ended December 31, 2025, the Company had some disputes with Planty and the original investment and operation plan was no longer executed by Planty, which indicated severe adverse impact on the anticipated profitability of Planty, and the Company evaluated such situation and concluded that the fair value of the investment would be wrote down to zero. As a result, impairment charges recognized on equity investments without readily determinable fair value were $1,356,618 and $1,121,382 for the years ended December 31, 2025 and 2024, respectively.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	As of December 31,
	2025	2024
Mechanical equipment	$6,250,038	$5,182,648
Leasehold improvements	303,418	-
Electronic equipment	76,359	36,360
Vehicles	350,738	342,950
Subtotal	6,980,553	5,561,958
Less: accumulated depreciation	(2,085,074)	(1,704,758)
Property and equipment, net	$4,895,479	$3,857,200

For the years ended December 31, 2025, 2024 and 2023, depreciation expense amounted to $582,643, $515,982 and $376,388, respectively.

For the year ended December 31, 2025, the Company disposed of fixed assets with a net carrying value of $116,748. These fixed assets were sold for proceeds of $47,451, resulting in a disposal loss of $69,297.

For the year ended December 31, 2024, the Company disposed of fixed assets with a net carrying value of $52,988. These fixed assets were sold for proceeds of $28,083, resulting in a disposal loss of $24,905.

NOTE 7 – OTHER ASSETS, NON-CURRENT

Other assets, non-current consisted of the following:

	As of December 31,
	2025	2024
Prepayment for acquisition related deposit	$15,194,628	$-
Deposit for lease	35,568	-
Prepayment for the construction and equipment	115,035	-
Total other assets, non-current	$15,345,231	$-

In 2025, the Company entered into an investment service agreement with a third-party consulting firm to source, evaluate, and manage potential investment opportunities on the Company’s behalf. In accordance with the agreement, the Company is required to place a refundable deposit with the consulting firm in connection with prospective acquisition transactions. During the year ended December 31, 2025, the Company remitted a deposit of $15,194,628 to facilitate the identification, evaluation, and execution of potential acquisitions. The amount has been recorded as a deposit and will be recognized as part of the purchase consideration upon the successful completion of an acquisition.

As of December 31, 2025, no business combination has been completed and the related acquisition activities remain in progress. Accordingly, the balance continues to be presented as a deposit. The Company will reclassify the deposit as part of the consideration transferred upon execution of a definitive agreement and the transfer of the related rights and obligations.

The deposit does not constitute an equity investment, loan, or capital contribution to the consulting firm. The consulting firm has no ownership, beneficial interest, or economic rights with respect to the deposited funds. The Company retains control over the use of the funds, and any unused portion is contractually refundable upon demand in accordance with the terms of the agreement.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company assesses the recoverability of the deposit on an ongoing basis, taking into consideration the status of the underlying acquisition activities and the financial condition and performance of the consulting firm. As of the reporting date, management has concluded that the deposit is fully recoverable, and no impairment loss has been recognized.

NOTE 8 - LEASES

On September 1, 2025, the Company entered into a lease agreement with Wuxi Zhengxiyi Technology Co., Ltd., to lease approximately 12,644 square feet of plant and office space in Wuxi. The lease term is for 39 months with monthly rent of $32,027 (Excluding VAT), and with the first three months being rent-free.

Operating lease expenses, which excluded short-term lease expenses were $143,888, $1,150 and $81,271 for the years ended December 31, 2025, 2024 and 2023, respectively. Short-term lease expenses were $154,703, $154,814 and $13,540 for the years ended December 31, 2025, 2024 and 2023, respectively.

Amounts recognized in the consolidated balance sheets are as follows:

	As of December 31,
	2025	2024
Operating lease right-of-use assets	$1,115,209	$38,133
Operating lease liabilities, current	406,845	13,006
Operating lease liabilities, non-current	727,228	20,408
Total operating lease liabilities	$1,134,073	$33,414

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	December 31, 2025	December 31, 2024
Weighted-average remaining operating lease term	2.9	2.9

Weighted-average operating discount rate	3.5%	3.6%

The following table summarizes the maturity of lease liabilities as of December 31, 2025:

12 months ending December 31,	Amount
2026	$441,379
2027	433,542
2028	319,279
Total lease payments	1,194,200
Less: imputed interest	(60,127)
Total lease liabilities	$1,134,073

NOTE 9 - SHORT-TERM LOANS

As of December 31, 2025 and 2024, the loans were for working capital and capital expenditures. Loans consisted of the following:

Creditor	Interest rate	Issuance Date	Maturity date	As of December 31, 2025	As of December 31, 2024
Wuxi Branch of Bank of China	3.7%	2023/2/28	2024/2/27	-	-
Wuxi Branch of Bank of China	2.95%	2024/2/21	2025/2/20	-	1,391,130
Wuxi Branch of Bank of China*	3.30%	2025/2/18	2026/2/17	-	-
Wuxi Branch of Bank of China	2.30%	2025/12/18	2026/12/17	1,422,718	-
Total				$1,422,718	$1,391,130

*	On February 18, 2025, Wuxi Mingteng Mould entered into a short-term loan agreement with Bank of Jiangsu with principal amount of RMB 10 million (approximately $1.4 million), with an annual interest rate of 3.30% and maturity date as of February 17, 2026, the Company repaid the loan in advance on December 18, 2025.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - OTHER PAYABLES AND OTHER CURRENT LIABILITIES

Other payables and other current liabilities consisted of the following:

	As of December 31,
	2025	2024
Other tax payable(1)	754,260	805,702
Payroll payable	897,079	601,032
Loans from third parties(2)	310,497	-
Accrued expenses	190,264	60,174
Total other payables and other current liabilities	$2,152,100	$1,466,908

(1)	Other taxes payable primarily represent personal income tax liabilities arising from the distribution of share-based compensation, amounting to $746,205 and $729,637 as of December 31, 2025 and 2024, respectively.

(2)	On May 27, 2025, the Company borrowed a loan from a third party amounted to $100,000 with a maturity date as at November 26, 2025. The interest rate of the loan was 1% per month. The Company repaid the loan in January 2026.

On February 25, 2025, the Company borrowed an interest-free loan from a third party amounted to $90,000 with a maturity date as at February 24, 2026. On November 5, 2025, the Company borrowed an interest-free loan from a third party amounted to $120,000 with a maturity date as at November 4, 2026. The loan is interest-free and the effect of discounting the principal amount using an imputed interest rate is immaterial to the financial statements.

NOTE 11 - RELATED PARTY TRANSACTIONS

The table below sets the major related parties and their relationships with the Company:

Name of related parties	Relationship with the Company
Yingkai Xu	Serving as a shareholder, CEO and Chairman of the Board of Directors of Mingteng International, as well as the husband of the board member, Jingzhu Ding.
Jingzhu Ding	Serving as a shareholder and Director of Mingteng International, wife of the CEO and Chairman.
Wuxi Kaiteng Mold Factory	Ms. Jingzhu Ding owns 100% equity interest.
Wuxi Diang Trading Co., Ltd.	Mr. Yingkai Xu owns 40% equity interest.

Significant transactions with related parties were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Purchase from related parties:
Wuxi Kaiteng Mold Factory(1)	$380,388	$268,408	$293,226
Wuxi Diang Trading Co., Ltd(2)	-	730,165	-
Subtotal	$380,388	$998,573	$293,226

(1)	The Company purchases processing services from Wuxi Kaiteng Mold Factory.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(2)	Transactions with Wuxi Diang Trading Co., Ltd represented loans from Wuxi Mingteng Mould in order to temporarily support the working capital of Wuxi Diang Trading Co., Ltd. The loan was signed with a series of contracts and is non-interest bearing. The term of the loan was six months, as of December 31, 2024, Wuxi Diang Trading Co., Ltd had fully repaid the loans according to the contracts.

	For the Years Ended December 31,
	2025	2024	2023
Sales of machinery and equipment to related parties:
Wuxi Kaiteng Mold Factory*	$36,920	$-	$-
Subtotal	$36,920	$-	$-

*	The Company sold mechanical equipment to Wuxi Kaiteng Mold Factory

The following table summarized related party balances as of December 31, 2025, and 2024:

	As of December 31,
	2025	2024
Amounts due to related parties
Wuxi Kaiteng Mold Factory	$308,822	$240,166
Subtotal	$308,822	$240,166

Amounts due to Wuxi Kaiteng Mold Factory represent amounts provided for processing services that the Company purchased from Wuxi Kaiteng Mold Factory.

NOTE 12 - SHAREHOLDERS’ EQUITY

(a) Reverse share split

The Company effected reverse share splits of its ordinary shares at ratios of 1-for-200 on January 26, 2026 (“2026 Reverse Share Split”). The reverse share split on January 26, 2026 occurred subsequent to the fiscal year end. All share numbers and per-share data presented in this consolidated financial statements and related notes have been retroactively adjusted to reflect the cumulative effect of these reverse share splits.

As a result of the Reverse Stock Split, the par value of the Class A Ordinary shares and Class B Ordinary shares will be increased to $0.002 per share with the number of authorized shares reduced to 24,989,545 Class A Ordinary shares and 10,455 Class B Ordinary shares, respectively, and the number of outstanding ordinary shares as of December 31, 2025 will be reduced to 101,275 Class A Ordinary shares and 10,455 Class B Ordinary shares.

(b) Ordinary shares

Mingteng International was incorporated in the Cayman Islands on September 20, 2021. As of December 31, 2025, Mingteng International was authorized to issue 24,989,545 Class A Ordinary shares and 10,455 Class B Ordinary shares at par value of $0.002.

In accordance with the relevant PRC laws and regulations, Mingteng International’s subsidiaries in the PRC are required to provide for certain statutory reserves, which are appropriated from net profits as reported in accordance with PRC accounting standards. Mingteng International’s subsidiaries in the PRC are required to allocate at least 10% of their after-tax profits to a statutory reserve until such reserve has reached 50% of their respective registered capital. Appropriations to other types of reserves in accordance with relevant PRC laws and regulations are to be made at the discretion of the board of directors of each entity in the PRC. The statutory reserves are restricted from being distributed as dividends under PRC laws and regulations. As of December 31, 2022, statutory reserves had reached 50% of their respective registered capital amounted to $465,572 and remained unchanged since then.

On April 22, 2024, Mingteng International completed its initial public offering on the Nasdaq Stock Market, issuing 5,250 Ordinary Shares with a par value of $0.002 per share and offering price at $800.00 per share, with gross proceeds of $4.20 million. On May 10, 2024, additional shares of 788 were issued related to the over-allotment arrangement, par value of $0.002 per share and offering price at $800.00 per share, with gross proceeds of $0.63 million. After deducting underwriting discounts, offering expenses and deferred offering costs, the Company received total net proceeds of $3,293,096.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In connection with the initial public offering and the subsequent over-allotment offering, the Company also issued warrants to underwriters for the Ordinary shares purchase option.

From April 2024 to May 2024, in connection with the initial public offering and the subsequent over-allotment offering, Warrants were granted to underwriters to purchase up to 262 Ordinary shares and 40 Ordinary shares, respectively, at $960 per share, which were exercisable from October 14, 2024 to April 17, 2029. The warrants can be purchased in cash or via the cashless exercise option.

In the fiscal year of 2024, 131 Underwriter Warrants were exercised for the issuance of 60 Ordinary shares through cashless exercise, with 171 Underwriter Warrants left unexercised as of December 31, 2024.

On July 7, 2025, 151 Underwriter Warrants were exercised for the issuance of 87 Ordinary shares through cashless exercise, with 20 Underwriter Warrants left unexercised as of December 31, 2025.

On August 12, 2025, the board of directors approved the re-designation of the Ordinary shares to Class A Ordinary shares and Class B Ordinary shares. Upon the completion of the re-designation, the authorized share capital of the Company was $50,000 divided into 25,000,000 shares at a par value of $0.002 each, comprising (i) 24,989,545 Class A Ordinary Shares, and (ii) 10,455 Class B Ordinary Shares. Each Class A Ordinary share is entitled to one vote; and each Class B Ordinary share is entitled to twenty votes. Class A Ordinary shares are not convertible into Class B Ordinary shares under any circumstances. Class B Ordinary shares are not convertible into Class A Ordinary shares or any other class of shares under any circumstances. Each Class A Ordinary share confers upon the holder thereof the right to receive dividends and Class B Ordinary shares do not confer upon the holders thereof any rights to receive dividends. Except as set out above, Class A and Class B Ordinary shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

On November 12, 2025, Mingteng International entered into a Share Purchase Agreement (SPA) with nine investors, pursuant to which it issued 75,000 Class A ordinary shares with a par value of $0.002 per share, at a price of $200.00 per share. The Company received total net proceeds of $15,000,000.

On December 4, 2025, the Company entered into a Sales Agreement with AC Sunshine Securities LLC pursuant to which the Company may offer and sell from time to time Class A Ordinary Shares having an aggregate offering of up to $100,000,000 through an “at-the-market” offering (“ATM offering”) program under the Company’s shelf registration statement on Form F-3. Under the Sales Agreement, shares may be sold from time to time through AC Sunshine Securities LLC acting as the Company’s sales agent at prevailing market prices on the Nasdaq Capital Market or otherwise in accordance with applicable law. As of December 31, 2025, the Company received total net proceeds of $211,891 and issued 2,445 Class A Ordinary Shares under the ATM offering program.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

There was no warrant activities during the year ended December 31, 2023. The summary of warrant activities for the years ended December 31, 2025 and 2024 were as follows:

	Ordinary Shares Number Outstanding	Weighted Average Exercise Price	Contractual Life in Years
Warrants Outstanding as of December 31, 2023	-	-	-
Warrants Exercisable as of December 31, 2023	-	-	-
Warrants Granted	302	960	-
Warrants Exercised	131	960	-
Warrants Expired	-	-	-

Warrants Outstanding as of December 31, 2024	171	$960	4.30
Warrants Exercisable as of December 31, 2024	-	-	-
Warrants Granted	-	-	-
Warrants Exercised	151	960	-
Warrants Expired	-	-	-

Warrants Outstanding as of December 31, 2025*	20	960	3.30
Warrants Exercisable as of December 31, 2025*	20	$960	3.30

*	Giving retroactive effect to the 200 to 1 reverse share split on January 26, 2026.

NOTE 13 - OTHER INCOME (EXPENSE)

Other income (expense) consisted of the following:

	For the Years Ended December 31,
	2025	2024	2023
Waste sales	$10,825	$8,786	$6,897
Donation	-	(1,123)	(426)
Loss on disposal of assets	(69,297)	(24,905)	(648)
Other, net	14,432	36,425	28,617
Total other income (expense)	$(44,040)	$19,183	$34,440

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

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and foreign investment enterprises (the “FIE”) are usually subject to a unified 25% EIT rate awhile preferential tax rates, tax holidays, and even tax exemptions may be granted on case-by-case basis. The PRC tax authorities grant preferential tax treatment to High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Since Wuxi Mingteng Mould was approved as an HNTE in December 2019, Wuxi Mingteng Mould is entitled to a reduced income tax rate of 15% beginning December 2019 and is able to enjoy the reduced income tax rate through November 2022. In November 2022, Wuxi Mingteng Mould reapplied to obtain the recognition of HNTE and the preferential rate of 15% was extended to November 2025. In November 2025, Wuxi Mingteng Mould reapplied and obtained the recognition of HNTE and the preferential rate of 15% was extended to November 2028.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The provision for income taxes consisted of the following:

	For the Years Ended December 31,
	2025	2024	2023
Current
China	$92,270	$101,922	$363,605
Deferred
China	(52,534)	(21,916)	(19,019)
Income tax provision	$39,736	$80,006	$344,586

The following table reconciles the PRC statutory rate to the Company’s effective tax rate:

	For the Years Ended December 31,
	2025	2024	2023
PRC statutory tax rate	25.0%	25.0%	25.0%
Additional deduction of research and development expenses	6.7%	2.9%	(8.2)%
Non-deductible expenses	(21.2)%	(24.3)%	1.2%
Effect of PRC preferential tax rate	2.8%	1.9%	(3.2)%
Adjustments in respect of current income tax of previous years	(3.0)%	1.3%	-%
Effect of different tax rates in the different tax jurisdictions	(12.6)%	(8.2)%	3.9%
Effective tax rate	(2.3)%	(1.4)%	18.7%

Deferred tax assets and liabilities

Components of net deferred tax assets and liabilities were as follows:

	As of December 31,
	2025	2024
Allowance for credit loss	$8,961	$2,421
Inventories valuation allowance	28,336	12,676
Operating lease liabilities	170,111	5,012
Deferred tax assets	207,408	20,109
Right-of-use asset	(167,281)	(5,720)
Depreciation	(213,322)	(235,940)
Deferred tax liabilities	(380,603)	(241,660)
Net deferred tax liabilities	$(173,195)	$(221,551)

The movement of net deferred tax liabilities and assets were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Balance at beginning of the year	$(221,551)	$(246,893)	$6,143
Current year reduction (addition)	52,534	21,916	(254,224)
Foreign exchange difference	(4,178)	3,426	1,188
Balance at end of the year	$(173,195)	$(221,551)	$(246,893)

As of December 31, 2025 and 2024, the Company intended to permanently reinvest the remaining undistributed earnings from PRC subsidiaries to fund future operations and thus no deferred tax has been recognized for withholding taxes that would be payable on the unremitted earnings that are subject to withholding taxes of the Company’s subsidiaries established in the PRC. As of December 31, 2025 and 2024, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were nil and $787,211, respectively. The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 - CONCENTRATION OF MAJOR CUSTOMERS AND SUPPLIERS

The top customers who individually represented greater than 10% of the total revenues of the Company for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Customer A	22.1%	24.7%	17.9%
Customer B	18.4%	14.5%	19.3%
Customer C	*	*	17.4%

*	Indicates below 10%.

The top customers who individually represented greater than 10% of the Accounts Receivables of the Company as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024
Customer A	21.5%	34.9%
Customer B	*	10.9%

*	Indicates below 10%.

The top suppliers and third-party service providers who individually represented greater than 10% of the total purchases of the Company for the years ended December 31, 2025, 2024 and 2023 were as follows:

	For the Years Ended December 31,
	2025	2024	2023
Supplier A	17.6%	*	*
Supplier B	12.2%	*	*
Supplier C	12.0%	*	*
Supplier D	*	12.3%	*
Supplier E	*	11.1%	*
Supplier F	*	10.4%	*

*	Indicates below 10%.

As of December 31, 2025, and 2024, none of the suppliers accounted for more than 10.0% of the Company’s accounts payable balance.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Amounts accrued, as well as the total amount of possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements. As of December 31, 2025, the Company has no outstanding litigation.

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

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer (“CEO”), who reviews consolidated results when making decisions about allocating resources and assessing the performance of the Company.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company concluded that consolidated net income (loss) reported in the consolidated statements of operations and comprehensive income (loss) is the measure of segment profitability, and consolidated total assets reported in the consolidated balance sheets is the measure of segment assets. The CODM refer to consolidated operating results and financial condition when addressing strategic and operational matters and allocating resources. Significant expense categories regularly provided to and reviewed by the CODM are those presented in the consolidated statements of operations and comprehensive income (loss). The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived in the PRC. Therefore, no geographical segments are presented.

All of the Company’s long-lived assets are located in the PRC. All of the Company’s products and services are sold or provided in the PRC.

NOTE 18 - SUBSEQUENT EVENTS

From January 1, 2026 to January 21, 2026, the Company sold an aggregate of 1,127,131 Class A Ordinary Shares under the ATM offering program with gross proceeds of approximately $20.3 million and net proceeds of approximately $17.8 million after deducting commissions and offering expenses. As of the date of this annual report, the Company still had approximately $79.4 million of remaining capacity available for issuance under the ATM facility.

On January 14, 2026, Wuxi Mingteng Mould received a short-term loan of approximately $0.71 million from China Merchants Bank with the initial loan interest rate of 2.25%. The interest rate is a floating rate based on LPR, reduced by 75 basis points, with a repricing period of three months. The maturity date of the loan is January 14, 2027.

On March 5, 2026, Wuxi Mingteng Mould received a short-term loan of approximately $0.71 million from China CITIC Bank with the initial loan interest rate of 2.4%. The maturity date of the loan is March 5, 2027.

On April 13, 2026, the Company entered into securities purchase agreements with certain investors, including Mr. Yingkai Xu, the Company’s Chief Executive Officer, relating to the issuance and sale of an aggregate of 3,800,000 Class A ordinary shares (the “Purchased Shares”), par value $0.002 per share of the Company, at $0.25 per share, for a total purchase price of $950,000, payable in cash. Of the Purchased Shares, 1,520,000 Class A Ordinary Shares were purchased by Mr. Yingkai Xu, and 2,280,000 Class A Ordinary Shares were purchased by the remaining investors.

SCHEDULE I— PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

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

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

PARENT COMPANY ONLY CONDENSED BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
Current assets
Cash	$27,014	$171,327
Advance to suppliers	-	32,000
Amount due from related party	15,000,000	-
Total current assets	$15,027,014	$203,327
Non-current assets
Investment in subsidiaries	9,119,287	8,467,986
Long-term investments	-	1,356,618
Total assets	$24,146,301	$10,027,931

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities
Due to related parties	$1,517,717	$1,493,437
Account payable	11,813	2,363
Payroll payable	112,500	22,500
Other payable	450,497	56,000
Total liabilities	$2,092,527	$1,574,300
SHAREHOLDERS’ EQUITY
Ordinary shares (Par value $0.002 per share, 25,000,000 shares authorized, 34,198 shares issued and outstanding as of December 31, 2024)	-	68
Class A Ordinary shares (Par value $0.002 per share, 24,989,545 shares authorized, 101,275 issued and outstanding as of December 31, 2025)	202	-
Class B Ordinary shares (Par value $0.002 per share, 10,455 shares authorized, 10,455 issued and outstanding as of December 31, 2025)	21	-
Additional paid-in-capital	22,832,075	7,620,339
Retained earnings (accumulated deficit)	(534,294)	1,252,783
Accumulated other comprehensive loss	(244,230)	(419,559)
Total shareholders’ equity	22,053,774	8,453,631
Total liabilities and shareholders’ equity	$24,146,301	$10,027,931

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Year Ended December 31,
	2025	2024	2023
Share of earnings (losses) in subsidiaries	$451,693	$(3,835,690)	$1,796,702
Other-than-temporary impairment	(1,356,618)	(1,121,382)	-
General and administrative expenses	(881,565)	(722,123)	(290,000)
Non-operating revenue	(587)	113	-
Net income (loss)	(1,787,077)	(5,679,082)	1,506,702
Foreign currency translation adjustment	175,329	(37,187)	(133,740)
Comprehensive income (loss)	$(1,611,748)	$(5,716,269)	$1,372,962

MINGTENG INTERNATIONAL CORPORATION INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE I—PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (cont.)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
	2025	2024	2023
Net cash provided by (used in) operating activities	(666,802)	(643,769)	172,179
Purchase of long-term investment	-	(2,478,000)	-
Net cash used in investing activities	-	(2,478,000)	-
Proceeds from third party loans	310,598	-	-
Proceeds from Issuance of Class A Ordinary shares	211,891	-	-
Proceeds from initial public offering, net	-	3,293,096	-
Net cash provided by (used in) financing activities	522,489	3,293,096	(172,179)
Net increase (decrease) in cash and cash equivalents	(144,313)	171,327	-
Cash and cash equivalents at the beginning of the year	171,327	-	-
Cash and cash equivalents at the end of the year	$27,014	$171,327	$-